Exhibit 99.3

ENERFLEX

2022

MANAGEMENT INFORMATION CIRCULAR

DATED MARCH 10, 2023

NOTICE OF
MEETING
OF SHAREHOLDERS

MAY 2, 2023

INVITATION TO SHAREHOLDERS

Dear Enerflex Shareholders,

We invite you to attend Enerflex Ltd.’s Annual Meeting of Shareholders at 2:30 pm (MDT) on May 2, 2023. Enerflex will be holding its meeting in a virtual-only format. Attending the virtual meeting will provide all registered shareholders and duly appointed proxyholders, regardless of geographic location and number of common shares held, an equal opportunity to participate at the meeting, securely vote their shares online, and engage with senior leaders and directors of Enerflex and other shareholders. Guests, including non-registered (beneficial) shareholders, can log into and listen to the meeting but will not be able to vote or ask questions. At the meeting, you will have the opportunity to hear about our 2022 performance, including our recently completed acquisition of Exterran Corporation, our ongoing integration initiatives, and management’s plans going forward for the business.

We encourage shareholders to vote in advance of the meeting by proxy using the various available voting channels, as described in the accompanying Management Information Circular dated March 10, 2023. Your participation at the meeting is important; please take the time to review the Management Information Circular and register your vote on all the items of business to be conducted at the meeting. We encourage you to visit our website for further information about our company at www.enerflex.com, as well as our other public disclosure documents available under our electronic profile on SEDAR and EDGAR profiles at www.sedar.com and www.sec.gov/edgar, respectively.

On behalf of the Board and management, we thank you for your ongoing support and confidence in Enerflex and look forward to seeing you at the meeting.

Yours sincerely,

[signed] “Kevin Reinhart”	[signed] “Marc Rossiter”

Kevin Reinhart Chair of the Board	Marc Rossiter President, Chief Executive Officer, and Director

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual Meeting of the Shareholders of Enerflex Ltd. (“Enerflex” or the “Company”) will be held at 2:30 pm (MDT) on Tuesday, May 2, 2023 (the “Meeting”), in a virtual format via live online webcast, at https://web.lumiagm.com/296585913. The purpose of the meeting is to:

a)	Receive the Annual Consolidated Financial Statements of the Company as at and for the year ended December 31, 2022, together with the report of the independent auditors thereon;

b)	Elect ten (10) directors of the Company;

c)	Appoint the independent auditors of the Company for the ensuing year at a remuneration to be fixed by the directors of the Company;

d)	Approve an advisory resolution to accept Enerflex’s approach to executive compensation; and

e)	Transact such other business as may properly come before the Meeting or any adjournment(s) or postponement(s) thereof.

The Board of Directors unanimously recommends you vote FOR all the Enerflex director nominees and FOR the other items of annual business to be considered at the Meeting.

Calgary, Alberta March 10, 2023	By order of the Board of Directors of Enerflex Ltd.,

[signed] “Kevin Reinhart”

Kevin Reinhart Chair of the Board

The specific details of the matters proposed to be put before the meeting are set forth in the Management Information Circular dated March 10, 2023 (the “Circular”), accompanying, and forming part of this Notice. As the Meeting will be held in a virtual format, you are encouraged to vote in advance of the meeting by proxy using the various available voting channels, as described in the Circular. You are entitled to vote if you hold common shares of Enerflex at the close of business on March 17, 2023, the record date for the Meeting.

To ensure your votes are counted at the Meeting, your proxy must be received by TSX Trust Company by April 28, 2023, at 2:30 pm (MDT) or not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the holding of any adjournment(s) or postponement(s) of the Meeting. If you received a voting instruction form, you must provide your instructions as specified in the voting instruction form in sufficient time for the intermediary to act on them prior to that deadline.

What’s Inside This Management Information Circular

ABOUT ENERFLEX	1

VIRTUAL MEETING AND VOTING INFORMATION	3

HOW TO ATTEND THE VIRTUAL MEETING	3
HOW TO VOTE PRIOR TO THE MEETING	3
BENEFICIAL SHAREHOLDERS	4
HOW TO VOTE AT THE MEETING	5
ASKING QUESTIONS AT THE MEETING	5
HOW TO APPOINT A PROXYHOLDER	6
VOTING QUESTIONS	7
PERSONS MAKING THE SOLICITATION	7
NOTICE-AND-ACCESS	7
RECORD DATE	8
VOTING SHARES AND PRINCIPAL HOLDERS	8
QUORUM	8
ADVANCE NOTICE FOR DIRECTOR NOMINATIONS	8

BUSINESS OF THE MEETING	9

FINANCIAL STATEMENTS	9
ELECTION OF DIRECTORS	9
APPOINTMENT OF AUDITORS	10
ADVISORY VOTE ON EXECUTIVE COMPENSATION	10
OTHER MATTERS	10

OVERVIEW OF PROPOSED BOARD COMPOSITION	11

BOARD DEMOGRAPHICS	11
STANDING COMMITTEE MEMBERSHIP	11

DIRECTOR PROFILES	12

SKILLS MATRIX	22

BOARD OF DIRECTOR COMPENSATION	25

ROLE AND RESPONSIBILITY OF THE NCG COMMITTEE REGARDING DIRECTOR COMPENSATION	25
DIRECTOR COMPENSATION OBJECTIVES	25
ANNUAL CASH AND EQUITY RETAINERS AND MEETING FEES	25
DEFERRED SHARE UNITS	27
OPTIONS	27
SHARE OWNERSHIP GUIDELINES	28
2022 DIRECTOR COMPENSATION TABLE	29
OUTSTANDING OPTION-BASED AWARDS AND SHARE-BASED AWARDS	30
INCENTIVE PLAN AWARDS — VALUE VESTED OR EARNED DURING THE YEAR	30

CORPORATE GOVERNANCE AND ESG PRACTICES	32

ESG OVERSIGHT	32
BOARD OF DIRECTORS	34
BOARD OF DIRECTORS MANDATE	35
POSITION DESCRIPTIONS	35

ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS	35
BOARD COMMITTEES	36
BOARD ASSESSMENTS	37
BOARD COMPOSITION AND RENEWAL	38
ETHICAL BUSINESS CONDUCT AND COMPLIANCE	39
DIVERSITY, INCLUSION, AND WELLBEING	42
EXECUTIVE TALENT MANAGEMENT AND SUCCESSION PLANNING	45
ACTIVE ENGAGEMENT WITH SHAREHOLDERS	45
RISK OVERSIGHT	45
STRATEGIC PLANNING OVERSIGHT	47

A MESSAGE FROM THE HRC COMMITTEE CHAIR AND BOARD CHAIR REGARDING EXECUTIVE COMPENSATION	48

EXECUTIVE COMPENSATION OVERVIEW	51

NAMED EXECUTIVE OFFICERS	51
EXECUTIVE COMPENSATION PROGRAM OBJECTIVES	51
EXECUTIVE COMPENSATION GOVERNANCE AND RISK MANAGEMENT	52
COMPENSATION DECISION-MAKING PROCESS	52
RESEARCH AND BENCHMARKING	54

NAMED EXECUTIVE OFFICER PROFILES	57

COMPENSATION DISCUSSION AND ANALYSIS	63

ELEMENTS OF THE EXECUTIVE COMPENSATION PROGRAM	63
TARGET COMPENSATION	63
PAY MIX	63
DISCRETION	64
BASE SALARY	64
ENERFLEX PERFORMANCE RELATIVE TO THE TSX COMPOSITE INDEX AND THE NYSE	64
SHORT-TERM INCENTIVE PLAN	66
LONG-TERM INCENTIVE PLANS	70
RETIREMENT AND PENSION PROGRAMS	74
BENEFITS AND PERQUISITES	75
SHARE OWNERSHIP GUIDELINES	75
ANTI-HEDGING PROTECTION	76
CLAWBACK POLICY	76
SUMMARY COMPENSATION TABLE	77
OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS	78
INCENTIVE PLAN AWARDS — VALUE VESTED OR EARNED DURING THE YEAR	80
PAYMENTS ON TERMINATION OTHER THAN IN CONNECTION WITH A CHANGE OF CONTROL	80
PAYMENTS ON TERMINATION AND IN CONNECTION WITH A CHANGE OF CONTROL	82

ADDITIONAL COMPENSATION PLAN INFORMATION	87

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS	87
ANNUAL BURN RATE	87

STOCK OPTION PLAN	87

MISCELLANEOUS	90

INDEBTEDNESS OF DIRECTORS AND OFFICERS	90
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	90
INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	90
ADDITIONAL DISCLOSURE RELATING TO DIRECTORS	90
CURRENCY OF INFORMATION	91

ADDITIONAL INFORMATION	91
SHAREHOLDER PROPOSALS	91
DIRECTORS’ APPROVAL	91

APPENDIX A – BOARD MANDATE	A-1

APPENDIX B – GLOSSARY	B-1

FORWARD-LOOKING INFORMATION ADVISORY

This Circular contains forward-looking information within the meaning of applicable Canadian securities laws. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “pursue”, “potential”, “objective”, and “capable”, and similar expressions are intended to identify forward-looking information. In particular, this Circular includes (without limitation) forward-looking information pertaining to: the strategic objectives of the Company and the expectation that execution of the Company’s strategy will realize value for Shareholders; the Company’s ability to enhance shareholder value through sustainable improvements in efficiency, profitability, and cash-flow generation; the Company’s ability to serve customers in key markets; the growth of renewable sources of energy; environmental, social, and governance (“ESG”) related initiatives that may be implemented by the Company; the Company’s ability to identify economic energy and emissions-reduction opportunities in its operations or procurement; opportunities to deliver innovative natural gas compression, processing, low carbon or carbon-neutral technologies and services, and electric power solutions, as well as after-market services to a broad range of customers across the world; the realization and capitalization on the expected benefits and synergies associated with the Exterran acquisition; Board and Executive Management Team (“EMT”) diversity practices, including striving for candidate slates comprised of at least 30% qualified women; the practices of the Company relating to workplace diversity, inclusion, and wellbeing; the expected value of Long-term Incentive (“LTI”) Plans and notional dividends earned thereon; payments on termination in connection with a change of control; the alignment of the Company’s selected peer group with the anticipated future mix of domestic and international revenue and operation; and our executive compensation philosophy and practices, including targeting the median market rate.

This forward-looking information is based on assumptions, estimates, and analysis made in light of the Company’s experience and its perception of trends, current conditions, and expected developments, as well as other factors that are believed by the Company to be reasonable and relevant in the circumstances. Forward-looking information involves known and unknown risks and uncertainties and other factors which are difficult to predict, including, without limitation: the impact of general economic conditions, including the duration and severity of impacts resulting from the COVID-19 pandemic or other crises; the Board’s ability to balance risk and reward across the organization; the composition of the Board, the composition of the Committees of the Board and the respective Chairs; industry conditions, including the adoption of new environmental, taxation, and other laws and regulations, and changes in how such laws and regulations are interpreted and enforced; ESG expectations and investor sentiment; information security, privacy and cybersecurity; volatility of oil and natural gas prices and the risks and uncertainties otherwise inherent in the energy sector; hydrocarbon product supply and demand; risks inherent in the ability to generate sufficient cash flow from operations to meet current and future obligations, including future dividends to Shareholders of the Company; increased competition; the ability to continue to build and improve on proven manufacturing capabilities and innovate into new product lines and markets; the ability of the Company to implement low-carbon technologies and initiatives; the availability of qualified personnel or management; risks related to corruption, sanctions, and trade compliance; and other factors, many of which are beyond the Company’s control. For an augmented discussion of the risk factors and uncertainties that affect or may affect Enerflex, the reader is directed to the section entitled “Risk Factors” in Enerflex’s annual information form (“AIF”) for the year ended December 31, 2022 (available under the electronic profile of the Company at www.sedar.com). While the Company believes that there is a reasonable basis for the forward-looking information and statements included in this Circular, as a result of such known and unknown risks, uncertainties, and other factors, actual results, performance, or achievements could differ materially from those expressed in, or implied by, these statements, and readers are cautioned not to unduly rely on forward-looking information.

The forward-looking information contained herein is expressly qualified in its entirety by the above cautionary statement. The forward-looking information included in this Circular is made as of the date of this Circular and, other than as required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

PRESENTATION OF INFORMATION

Unless otherwise indicated, information contained in this Circular is given as of March 10, 2023. References in this Circular to “$” or “dollars” are to Canadian dollars unless otherwise stated.

Information contained on or otherwise accessible through the Enerflex website, though referenced herein, does not form part of, and is expressly not incorporated by reference into, this Circular.

ABOUT ENERFLEX

At Enerflex, We Are

Transforming Energy for a Sustainable Future

Our business strategies are built on this Vision, and our Values reflect who we are, how we pursue our Vision, and how we conduct business.

Integrity	Do the right thing ∎ Be ethical ∎ Be trustworthy ∎ Be respectful ∎ Be environmentally and socially responsible ∎ Listen and communicate effectively

Commitment	Deliver on our promises ∎ Be a health and safety leader ∎ Anticipate and meet stakeholder needs ∎ Establish common goals and deliver results ∎ Attract, develop, and retain the best people

Creativity	Lead with innovation ∎ Improve our business every day ∎ Be collaborative ∎ Value creative thinking ∎ Embrace change ∎ Empower a lower carbon future

Success	Be a sector leading investment ∎ Face reality ∎ Create and sustain customer loyalty ∎ Optimize growth and business performance ∎ Recognize and celebrate achievement

2023 Management Information Circular	1

On October 13, 2022, Enerflex and Exterran Corporation (“Exterran”) combined, creating a premier integrated global provider of energy infrastructure and energy transition solutions. With enhanced scale and capabilities, Enerflex is optimally positioned to serve customers in key natural gas and energy transition markets, which will enhance long-term shareholder value through sustainable improvements in efficiency, profitability, and cash flow generation. Exterran’s operations are very complementary to Enerflex, and the combined company is diversifying operations across key growth regions and providing offerings to a broader base of customers. Additionally, Enerflex’s scale of operations and depth of technical expertise will provide an advantage over competitors.

Enerflex’s Vision of Transforming Energy for a Sustainable Future is supported by a long-term strategy that is founded upon the following key pillars: technical excellence in modularized energy solutions; profitable growth achieved through vertically integrated and geographically diverse product offerings; financial strength and discipline; and sustainable returns to shareholders. Through consistent execution of this strategy and regular evaluation of the Company’s capital allocation priorities and decisions, Enerflex has managed a resilient business focused on creating shareholder value over its 40-plus-year history.

Headquartered in Calgary, Alberta, Canada, the Company has a long and proud history dating back to 1980 and today operates in over 25 countries globally. Enerflex, its subsidiaries, interests in associates, and joint operations are located in Canada, the United States, Argentina, Bolivia, Brazil, Colombia, Ecuador, Mexico, Peru, the United Kingdom, the United Arab Emirates, Bahrain, Oman, Egypt, Kuwait, India, Iraq, Nigeria, Pakistan, Saudi Arabia, Australia, China, Indonesia, Malaysia, Singapore, and Thailand.

Enerflex has state-of-the-art fabrication and workshop facilities in Calgary, Alberta, Canada; Houston, Texas, USA; Broken Arrow, Oklahoma, USA; Sharjah, United Arab Emirates; Brisbane, Queensland, Australia; and Singapore, delivering high-quality, standard, or custom, long-life operating systems.

Enerflex is one of the leading suppliers of leased natural gas compression infrastructure within Canada, the USA, Latin America, and the Middle East, with a global fleet of approximately 1.9 million horsepower. The Company is a highly qualified service provider with industry-certified mechanics and technicians strategically situated across a network of service locations globally.

Our expert teams of professionals, technicians, and tradespeople represent the key disciplines of engineering, design, manufacturing, construction, installation, commissioning, assets under maintenance, and service.

25+ Countries	90+ Locations	4,900 Employees

2023 Management Information Circular	2

VIRTUAL MEETING AND VOTING INFORMATION

HOW TO ATTEND THE VIRTUAL MEETING

Registered shareholders and duly appointed proxyholders can participate, ask questions, and vote at the Meeting, all in real time. Guests, including non-registered shareholders who have not duly appointed themselves as proxyholder, can log in and listen to the Meeting but are not able to vote or ask questions.

Step 1:

Log in online at https://web.lumiagm.com/296585913. We recommend you log in at least thirty (30) minutes before the Meeting starts. It is important you remain connected to the internet for the duration of the Meeting.

Step 2:	Follow these instructions:

∎

Registered shareholders: Click “I have a control number” and then enter your 13-digit control number and password enerflex2023 (case sensitive). The control number is located on the form of proxy or in the e-mail notification you received from TSX Trust Company.

∎

Duly appointed proxyholders: Click “I have a control number” and then enter your 13-digit control number and password enerflex2023 (case sensitive). Proxyholders who have been duly appointed and registered with TSX Trust Company as described below will receive a control number by e-mail from TSX Trust Company after the proxy voting deadline has passed.

∎	Guests: Click “Guest” and then follow the instructions to complete the online form.

Attending the Meeting online requires you are always connected to the internet during the Meeting to participate and vote when balloting commences. It is your responsibility to ensure connectivity for the duration of the Meeting. You should allow ample time to check into the Meeting online and complete the applicable log in procedure. You will need the latest version of Chrome, Safari, Edge, or Firefox. Please ensure your browser is compatible by logging in early. PLEASE DO NOT USE INTERNET EXPLORER.

Caution: Internal network security protocols including firewalls and VPN connections may block access to the Lumi virtual platform. If you are experiencing any difficulty connecting or attending the Meeting, ensure your VPN setting is disabled or use a computer on a network not restricted to the security settings of your organization.

HOW TO VOTE PRIOR TO THE MEETING

Before the Meeting, Shareholders of record as of the close of business on the Record Date may vote in advance of the Meeting by completing the form of proxy or voting instruction form, as applicable, in accordance with the instructions provided therein and as summarized below.

Registered Shareholders

Voting by Proxy

You are a registered Shareholder if you hold a share certificate in your name or your Shares are recorded electronically in the direct registration system (DRS). To vote by proxy in advance of the Meeting, use the form of proxy that is provided to you. Ensure that your completed proxy is received by TSX Trust Company no later than 2:30 pm (MDT) on April 28, 2023, or no later than 48 hours (excluding Saturdays, Sundays, and holidays) before the time set for the Meeting if it is adjourned or postponed, by one of the following methods:

2023 Management Information Circular	3

By Internet:	You may vote through the internet at www.tsxtrust.com/vote-proxy. You will be required to enter the 13-digit control number located on your proxy.

By E-mail:	Scan and e-mail your completed proxy to: proxyvote@tmx.com.

By Mail:	Send your completed proxy by mail to:

TSX Trust Company Attention: Proxy Department P.O. Box 721 Agincourt, Ontario M1S 0A1

By Fax:	Fax your completed proxy to 1.416.595.9593.

The Chair of the meeting may waive or extend the proxy cut-off without notice.

If you specify how you want to vote on your proxy form, your proxyholder must vote in accordance with such instructions. All Shares represented at the Meeting by properly executed proxies will be voted in accordance with the instructions of the Shareholder on any ballot that may be called for.

In the absence of any instruction, the management appointees whose names appear on the printed form of proxy will vote your Shares in favor of the matters to be acted on. If you appoint another proxyholder and do not indicate how you want to vote, that proxyholder will decide how to vote your Shares. See “How to Appoint A Proxyholder”.

Revoking your Proxy

You may revoke your proxy at any time before it is acted on. To revoke your proxy, deliver a written statement revoking your proxy to TSX Trust Company no later than 2:30 (MDT) on April 28, 2023 (or the last business day before the Meeting if it is adjourned or postponed). Or, if you use your control number to log in to the Meeting, any vote you cast at the Meeting will automatically and without any further action revoke any proxy you previously submitted.

BENEFICIAL SHAREHOLDERS

Voting by Proxy

You are a non-registered Shareholder (a “Beneficial Shareholder”) if you beneficially own Shares that are held in the name of an intermediary, such as a bank, trust company, securities dealer or broker, trustee or administrator of a self-administered registered retirement savings plan, registered retirement income fund, registered education savings plan, or similar plan. In many cases, Shares owned by a Beneficial Shareholder are registered either in the name of an intermediary that the Beneficial Shareholder deals with, or in the name of a clearing agency (such as CDS Clearing and Depository Services Inc.) of which the intermediary is a participant. Each intermediary has its own process, so be sure to carefully follow the instructions on your voting instruction form received from such intermediary well in advance of the Meeting.

To vote by proxy in advance of the Meeting, use the voting instruction form that is provided to you from your intermediary. Complete the voting instruction form by following the instructions therein well in advance of the Meeting. You can send your voting instructions by mail, phone, or via the internet. If you have voted on the voting instruction form, you may not vote at the Meeting unless you properly revoke your voting instructions. See “Revoking Your Voting Instructions”.

2023 Management Information Circular	4

Shares registered in the names of intermediaries can only be voted by those intermediaries at the direction of the Beneficial Shareholders who beneficially own the shares. Without specific instructions, intermediaries are prohibited from voting shares for an intermediary’s clients. Therefore, Beneficial Shareholders should ensure that instructions respecting the voting of their Shares are communicated to the appropriate person well in advance of the Meeting.

Revoking Your Voting Instructions

You may revoke your voting instructions at any time before they are acted on. Follow the procedures provided by your intermediary.

HOW TO VOTE AT THE MEETING

Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholder) that attend the Meeting will be able to vote by completing a ballot online during the Meeting through the Lumi platform.

If you use your control number to log in to the Meeting, any vote you cast at the Meeting will automatically and without any further action revoke any proxy you previously submitted. If you do not wish to revoke a previously submitted proxy, you should not vote during the Meeting. Your vote will be counted and acted upon in accordance with your previously provided instructions. You should only vote at the Meeting if you wish to change your vote.

Guests (including Beneficial Shareholders who have not duly appointed themselves as proxyholder) can log in and listen to the Meeting but will not be able to vote or ask questions during the Meeting.

ASKING QUESTIONS AT THE MEETING

Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholders) who attend the Meeting will be able to ask questions at the Meeting. Questions or comments can be submitted in the text box (chat feature) of the webcast platform throughout the Meeting. Written questions or comments submitted through the text box of the webcast platform will be read or summarized by a representative of the Company, after which the Chair of the Meeting will respond or direct the question to the appropriate person to respond. Additionally, Registered Shareholders and duly appointed proxyholders (including Beneficial Shareholders who have duly appointed themselves as proxyholders) may submit questions in advance of the Meeting by sending them to the attention of Martha Wilmot, Investor Relations Manager via e-mail at IR@enerflex.com. Questions relating to the business of the meeting will be addressed during the formal portion of the Meeting at the time such matter is being discussed and all other questions will be addressed during the question period following the formal portion of the Meeting. The Chair of the Meeting will decide on the order questions are responded to and the amount of time spent on each question. If several questions relate to the same or a very similar topic, the Chair of the Meeting may choose to group such questions and indicate that similar questions were received.

Any questions that cannot be answered during the question period due to time constraints will be responded to in writing after the Meeting. Questions received during the Meeting and the answers to such questions will be posted to the Investors section of Enerflex’s website as soon as is practical following Meeting. To the extent possible, Shareholders will be afforded the same opportunities to participate in the virtual-only format as they would at an in-person meeting. These procedures may vary from time to time depending on logistics and with a view to following best governance practices.

2023 Management Information Circular	5

HOW TO APPOINT A PROXYHOLDER

The people named in the form of proxy and voting instruction form, as applicable, are directors and officers of Enerflex. You have the right to appoint a person other than the persons designated in the form of proxy and voting instruction form, as applicable, and who need not be a Shareholder, to represent you at the Meeting.

Shareholders who wish to appoint a third-party proxyholder other than the named Enerflex proxy nominees to represent them at the Meeting must submit their form of proxy or voting instruction form (as applicable) appointing that third-party proxyholder AND that proxyholder must register with TSX Trust Company, as described below. Please ensure that the person you appoint is aware that he or she has been appointed and that the appointee must register, as described below.

Registering of the proxyholder is an additional step to be completed AFTER you have submitted your form of proxy or voting instruction form, as applicable. Failure to register the proxyholder will result in the proxyholder not receiving a control number that is required for them to vote and ask questions at the Meeting.

Step 1: Submit your form of proxy or voting instruction form

∎

To appoint a third-party proxyholder, insert such person’s name in the blank space provided in the form of proxy or voting instruction form, as applicable, and follow the instructions therein for submitting such proxy or voting instruction form, as applicable. This must be completed prior to registering such proxyholder, which is an additional step to be completed once you have submitted your form of proxy or voting instruction form, as applicable.

Step 2: Proxyholder Registration

∎

The proxyholder must contact TSX Trust Company by going to TSX Trust Company’s website at www.tsxtrust.com to complete and submit the electronic form or by calling, toll-free in Canada and the U.SA. at 1.888.489.5760 by 2:30 p.m. (MDT) on April 28, 2023, or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays, and holidays) before the time and date of the adjourned or postponed Meeting and provide TSX Trust Company with the required proxyholder contact information so that TSX Trust Company may provide the proxyholder with a control number via e-mail. Without a control number, proxyholders will not be able to vote or ask questions at the Meeting but will be able to participate as a guest.

If you are a non-registered Shareholder and wish to vote yourself at the Meeting, you must insert your own name in the space provided on the voting instruction form sent to you by your intermediary, follow all the applicable instructions provided by your intermediary, AND register yourself as your proxyholder with TSX Trust Company, as described above. Please ensure to complete the abovementioned steps well in advance of the Meeting.

By doing so, you are instructing your intermediary to appoint you as proxyholder. It is important you comply with the signature and return instructions provided by your intermediary.

Failing of the proxyholder to register with TSX Trust Company will result in the proxyholder not receiving a control number, which is required to vote and ask questions at the Meeting.

Beneficial Shareholders who have not duly appointed themselves as proxyholders will not be able to vote and ask questions at the Meeting but will be able to participate as guests.

2023 Management Information Circular	6

The persons named in the enclosed proxy will have discretionary authority with respect to any amendments or variations of the matters of business to be acted on at the Meeting or any other matters properly brought before the Meeting or any adjournment(s) or postponement(s) thereof, in each instance, to the extent permitted by law, whether or not the amendment, variation, or other matter that comes before the Meeting is routine and whether or not the amendment, variation, or other matter that comes before the Meeting is contested.

VOTING QUESTIONS

Should you have any questions with respect to voting your Shares at the Meeting or voting in advance by proxy, please contact TSX Trust Company directly at:

Phone:	1.800.387.0825 (toll-free in Canada and the United States) or 416.682.3860 (from outside Canada and the United States)

E-mail:	shareholderinquiries@tmx.com

Mail:	Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1

Fax:	1.416.595.9593

PERSONS MAKING THE SOLICITATION

This solicitation is made on behalf of Management of Enerflex. The costs incurred in the preparation and mailing of the proxy-related materials for the Meeting will be borne solely by the Company. The solicitation will primarily be by mail, but proxies may also be solicited personally, by telephone, e-mail, facsimile, or other electronic means.

NOTICE-AND-ACCESS

Management has elected to use the Notice-and-Access provisions under NI 54-101 for the Meeting in respect of mailings to its registered and Beneficial Shareholders. The Notice-and-Access provisions are rules developed by the Canadian Securities Administrators that reduce the volume of materials that must be physically mailed to Shareholders by allowing issuers to post meeting materials on an easily accessible website rather than mailing physical copies. The use of Notice-and-Access reduces our printing and mailing costs and significantly reduces the environmental impacts associated with producing and distributing large quantities of printed meeting materials.

All Shareholders of record as of the Record Date will be mailed a notice package which will include:

(i)	the relevant form of proxy or voting instruction form, as applicable;

(ii)	basic information about the Meeting and matters to be voted on at the Meeting;

(iii)	instructions on how to obtain a paper copy of the meeting materials; and

(iv)	a plain language explanation of how the Notice-and-Access system operates and how the meeting materials can be accessed online.

No Shareholder will receive a paper copy of this Circular unless one is specifically requested.

Management will be mailing the notice package to non-objecting Beneficial Shareholders directly with the assistance of Broadridge Investor Communications Corporation and intends to pay for intermediaries to deliver proxy-related materials to objecting Beneficial Shareholders.

2023 Management Information Circular	7

RECORD DATE

The Record Date for the Meeting is March 17, 2023. If you held Shares as of the close of business on the Record Date, you are entitled to receive notice of, attend, and vote at the Meeting.

VOTING SHARES AND PRINCIPAL HOLDERS

As of March 10, 2023, there were 123,739,020 Shares outstanding. Each Share entitles the holder to one vote on all matters to be acted upon at the Meeting unless a vote is conducted by a show of hands, in which case, every Shareholder present or in person or represented by proxy and entitled to vote shall have one vote.

To the knowledge of the directors and executive officers of Enerflex as of the date hereof, no person or company beneficially owns, or controls or directs, directly or indirectly, voting securities carrying 10% or more of the voting rights attached to any class of voting securities of Enerflex.

QUORUM

The quorum for the transaction of business at the Meeting is two people holding, or representing by proxy, not less than 10% of the Shares entitled to vote at the Meeting.

ADVANCE NOTICE FOR DIRECTOR NOMINATIONS

Enerflex’s Amended By-Law No.3 requires Shareholders to provide advance notice for nominations of directors and other matters for consideration at a meeting of Shareholders. The notice of director nominations must be submitted to the Corporate Secretary of the Company no later than 40 days prior to the date of the Meeting, because the first public announcement of the Meeting was not less than 50 days prior to the Meeting, and because the Company is using Notice-and-Access for the Meeting. The notice must contain certain information about the proposed nominee(s) and the nominating Shareholder. Unless Enerflex otherwise consents, only those director nominations that comply with the applicable requirements set out in Amended By-Law No.3 will be eligible for consideration at the Meeting. Copies of Enerflex’s By-Laws are available under the Company’s electronic profile on SEDAR at www.sedar.com and on the Company’s website at www.enerflex.com.

2023 Management Information Circular	8

BUSINESS OF THE MEETING

FINANCIAL STATEMENTS

Enerflex’s audited Annual Consolidated Financial Statements for the financial year ended December 31, 2022, and the independent auditors’ report thereon, contained in Enerflex’s 2022 Annual Report, will be tabled at the Meeting. Copies of Enerflex’s 2022 Annual Report may be obtained:

i)	from Enerflex’s website at www.enerflex.com;

ii)	from the Corporate Secretary of Enerflex upon request; and/or

iii)	under the Company’s electronic profile on SEDAR at www.sedar.com.

No formal action will be taken at the Meeting to approve the audited Annual Consolidated Financial Statements, which have already been approved by the Company’s Board of Directors.

ELECTION OF DIRECTORS

The Board currently consists of eleven directors and the terms of each will expire immediately following the Meeting or any adjournment or postponement thereof.	In the absence of any contrary instructions, the persons named in the enclosed form of proxy intend to vote “FOR” the election of each director nominee.

Pursuant to the Board Retirement Policy, nominees for directors are not eligible to stand for election or be appointed as a director if such director has attained the age of 72 or has served the Company as a director for 12 years since 2013. Although the Board retains discretion to waive the application of the Board Retirement Policy if it is in the best interests of the Company to do so, the

Board is of the view that imposing such limits is an important mechanism for ensuring Board renewal. In accordance with the Board Retirement Policy, Mr. Marshall will be retiring on May 2, 2023, after serving on the Enerflex Board since 2011.

In light of the foregoing, the Board has resolved to nominate each of the remaining ten directors for re-election to the Board at the Meeting, to serve until the close of the next annual meeting of Shareholders or until their successors are duly elected or appointed. For information about each director nominee, see “Director Profiles”. At the 2022 annual meeting of Shareholders, the resolution appointing the director nominees was approved with Shares voted “FOR” the individual directors ranging from 85.07% to 99.86%.

All director nominees have consented to stand for election and serve as directors if elected. If, for any reason, any of the proposed nominees does not stand for election or is unable to serve as such, the persons in the enclosed form of proxy reserve the right to vote in their discretion for other nominees as directors (unless the Shareholder has specified therein that its Shares are to be withheld from voting on the election of directors).

Majority Voting Policy

The Board of Directors has a policy which requires any nominee who receives a greater number of votes “against” than votes ‘‘for’’ their election (in uncontested elections only) to submit to the NCG Committee their resignation. The NCG Committee will accept the resignation unless accepting such resignation would result in the Company no longer having the requisite number of Canadian resident directors or result in the Company not having the requisite number of independent directors. A copy of Enerflex’s Majority Voting Policy is available on the Company’s website at www.enerflex.com.

2023 Management Information Circular	9

APPOINTMENT OF AUDITORS

The Board of Directors unanimously recommends that Ernst & Young LLP (“EY”) be appointed as auditors of Enerflex, at a remuneration to be fixed by the Board, to hold office until the close of the next annual meeting of Shareholders. EY has served as the Company’s auditors since June 1, 2011. Should EY for any reason be unwilling or unable to accept reappointment, the Board will exercise their discretion to appoint an alternate auditor. At the 2022 annual meeting of Shareholders, the resolution to appoint EY as auditors of Enerflex was approved with 99.34% of Shares voted in favor. For details concerning the fees paid to EY, see “Audit Committee – Remuneration of Auditors” in the AIF.

In the absence of any contrary instructions, the persons named in the enclosed form of proxy intend to vote “FOR” the reappointment of EY as auditors of the Company to hold office until the next annual meeting of Shareholders and to authorize the directors to fix their remuneration.

ADVISORY VOTE ON EXECUTIVE COMPENSATION	In the absence of any contrary instructions, the persons named in the enclosed form of proxy intend to vote “FOR” the advisory resolution to accept Enerflex’s approach to executive compensation.

The Board of Directors has held a “say on pay” vote every year since 2015 when it adopted the policy to hold an annual advisory vote on executive compensation. At the Meeting, Shareholders will be asked to approve an advisory resolution to accept Enerflex’s approach to executive compensation. The underlying principle for executive compensation at Enerflex is “pay for performance” – attracting and retaining critical talent while rewarding the behaviors that reinforce the Company’s values and help deliver on its enterprise objectives. A detailed discussion of Enerflex’s executive compensation program is provided in the compensation discussion and analysis section of this Circular.

Proposed Resolution and Board Recommendation

At the Meeting, Shareholders will be asked to vote on the following resolution:

“BE IT RESOLVED THAT, on an advisory basis and not to diminish the role and responsibilities of the Board of Directors, the Shareholders accept Enerflex’s approach to executive compensation disclosed in this Management Information Circular.”

Management and the Board unanimously recommend that Shareholders vote FOR the foregoing resolution.

While this is an advisory vote and the results are non-binding, the HRC Committee and the Board believe that the vote is an important part of Enerflex’s ongoing engagement with Shareholders about executive compensation and governance matters. The Board will take the results of the vote into account as part of its ongoing review of executive compensation. At the last annual meeting of Shareholders on May 3, 2022, 86.08% of the votes were in favor of the Company’s approach to executive compensation. The Board and HRC Committee continue to monitor developments in executive compensation to ensure that Enerflex’s compensation practices, decisions, and risk oversight is appropriate.

Shareholders who have specific questions about Enerflex’s approach to compensation are encouraged to contact Enerflex directly: Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada, T2G 0K3, Attention: Chair of the HRC Committee.

OTHER MATTERS

As of the date of this Circular, Enerflex is not aware of any amendments or variations to the items of business or of any other matters that may properly come before the Meeting. If there are amendments or variations to the items of business or other matters that properly come before the Meeting, Shareholders or their proxyholders have the discretionary authority to vote as they see fit.

2023 Management Information Circular	10

OVERVIEW OF PROPOSED BOARD COMPOSITION

Pursuant to the Board Retirement Policy, nominees for directors are not eligible to stand for election or be appointed as a director if such director has attained the age of 72 or has served the Company as a director for 12 years since 2013. Although the Board retains discretion to waive the application of the Board Retirement Policy if it is in the best interests of the Company to do so, the Board is of the view that imposing such limits is an important mechanism for ensuring Board renewal. In accordance with the Board Retirement Policy, Mr. Marshall will be retiring on May 2, 2023, after serving on the Enerflex Board since 2011.

At the Meeting, ten directors will be nominated for election to the Board. The NCG Committee believes the director nominees collectively represent the appropriate mix of skills, diversity of views, and variety of backgrounds for enabling the Board to fulfill its stewardship responsibilities.

BOARD DEMOGRAPHICS

The following table reflects the demographics of the Board based on the director nominees proposed for election at the Meeting.

Gender	Location	Average Age	Average Tenure	Independent

Male – 70%	Canada – 50%	62 years	5.0 years	90%
Female – 30%	U.S.A. – 40%
	Latin America – 10%

STANDING COMMITTEE MEMBERSHIP

The following table assumes that the director nominees are elected at the Meeting and represents the expected composition of each standing Committee immediately following the conclusion of the Meeting.

Director	Audit Committee	NCG Committee	HRC Committee

Mr. Assing			✓

Ms. Cormier Jackson	✓ (Chair)

Mr. Dunn		✓	✓ (Chair)

Ms. Folse		✓

Mr. Gouin	✓

Ms. Hale	✓

Mr. Reinhart (1)

Mr. Rossiter (CEO) (1)

Mr. Villegas		✓	✓

Mr. Weill	✓	✓ (Chair)

Note:

    (1)   Mr. Reinhart, Chair of the Board and Mr. Rossiter, President and CEO of Enerflex, do not sit on any standing Committees.

2023 Management Information Circular	11

DIRECTOR PROFILES

The following pages set out information with respect to the nominees for election to the Board of Directors, including each nominee’s equity ownership in Enerflex as of March 10, 2023, and March 4, 2022, respectively, and the expected appointments to the standing Committees of the Board.

Fernando Rafael Assing Texas, U.S.A. Age: 57 Director Since: 2020 Independent Committee Membership: HRC Committee (1) Minimum Share Ownership Met: Yes

Mr. Assing is the President and Chief Executive Officer of Centurion Group Limited, the global rental, services, and infrastructure platform of SCF Partners. He has 30 years of experience in the engineering, procurement, construction, and oilfield service industries, including senior management roles in marketing, business development, commercial, and project and operations management. Prior to joining Centurion Group Limited, Mr. Assing was President and Chief Executive Officer of Tesco Corporation until its sale to Nabors Industries, and prior thereto he served in multiple global and regional positions with Schlumberger and Technip. He has extensive international experience in the energy industry, including operations in the United States, Canada, Latin America, the Middle East, Africa, Southeast Asia, Australia, and Europe.

Mr. Assing holds a Bachelor of Civil Engineering from Jose Maria Vargas University and serves on the Centurion board of directors.

Enerflex Board/Committee Attendance from January 1 to December 31, 2022
	Attendance	Percentage of Meetings Attended

Board	24 of 24	100%

HRC Committee	5 of 5	100%

Special Committee (7)	4 of 4	100%

Overall Attendance	32 of 32	100%

Securities Held (2)

	March 10, 2023	March 4, 2022	Variance from 2022

Deferred Share Units (#)	76,859	38,525	99.5%

Shares (#)	0	0	0%

Total Value of Equity Holdings ($) (3)	720,169	304,348	137%

Voting Results for 2022 Annual General Meeting

	Votes For	Votes Withheld

Percentage of Votes	99.85%	0.15%

2023 Management Information Circular	12

Maureen Cormier Jackson Alberta, Canada Age: 65 Director Since: 2017 Independent Committee Membership: Audit Committee (Chair) (1) (8) Minimum Share Ownership Met: Yes

Ms. Cormier Jackson is an independent businessperson with over 37 years of executive, financial, and operational expertise in the oil and gas industry. From 2012 and until her retirement in 2014, Ms. Cormier Jackson was Senior Vice President, Chief Process and Information Officer at Suncor Energy Inc. (“Suncor”). Her career spanned numerous roles at Suncor, providing experience in the areas of accounting and financial controls, environment, health and safety, and project management. Ms. Cormier Jackson also serves on the Dean’s Advisory Board of Dean of Medicine at the University of Calgary. She was previously a director of Obsidian Energy Ltd. as well as a privately owned family business for more than 16 years and has been involved in several non-profit organizations in various capacities during her career.

Ms. Cormier Jackson is a Chartered Professional Accountant and holds a Bachelor of Commerce degree from Memorial University. She also holds a Directors Designation from the Institute of Corporate Directors.

Enerflex Board/Committee Attendance from January 1 to December 31, 2022
	Attendance	Percentage of Meetings Attended

Board	24 of 24	100%

Audit Committee	6 of 6	100%

Special Committee (7)	4 of 4	100%

Overall Attendance	34 of 34	100%

Securities Held (2)

	March 10, 2023	March 4, 2022	Variance from 2022

Deferred Share Units (#)	122,065	91,714	33%

Shares (#)	5,000	5,000	0%

Total Value of Equity Holdings ($) (3)	1,190,599	764,041	56%

Voting Results for 2022 Annual General Meeting

	Votes For	Votes Withheld

Percentage of Votes	99.86%	0.14%

2023 Management Information Circular	13

W. Byron Dunn Texas, U.S.A. Age: 69 Director Since: 2011 Independent Committee Memberships: HRC Committee and NCG Committee Minimum Share Ownership Exceeded: Yes

Mr. Dunn is the Chief Executive Officer and Founding Partner of Tubular Synergy Group, LP which acts as a sales, marketing, and supply chain services provider of tubular products targeted toward the oil and gas industry. Prior thereto, Mr. Dunn had a 32-year career with Lone Star Steel Company of which he was Chief Executive Officer, President, and a Director from 1997 to 2007.

Mr. Dunn holds a Bachelor of Arts degree in Management from Texas Christian University and an Executive Master of Business Administration degree from the Edwin L. Cox School of Business at Southern Methodist University.

Enerflex Board/Committee Attendance from January 1 to December 31, 2022

	Attendance	Percentage of Meetings Attended

Board	24 of 24	100%

HRC Committee	5 of 5	100%

NCG Committee	5 of 5	100%

Special Committee (7)	4 of 4	100%

Overall Attendance	38 of 38	100%

Securities Held (2)

	March 10, 2023	March 4, 2022	Variance from 2022

Deferred Share Units (#)	212,761	171,146	24.3%

Shares (#)	30,000	30,000	0%

Total Value of Equity Holdings ($) (3)	2,274,671	1,589,055	43%

Voting Results for 2022 Annual General Meeting

	Votes For	Votes Withheld

Percentage of Votes	97.51%	2.49%

2023 Management Information Circular	14

Laura Folse Texas, U.S.A. Age: 64 Director Since: 2023 (11) Independent Committee Membership: NCG Committee Minimum Share Ownership Met: N/A (12)

Ms. Folse has over 30 years of executive and operational leadership in the oil and gas industry and is the former Chief Executive Officer of BP Wind Energy, North America. During her career with BP p.l.c. and Amoco Corporation, she held several leadership roles with increasing responsibility and business complexity, including Executive Vice President, Science, Technology, Environment, and Regulatory Affairs. Ms. Folse currently serves on the board of directors of TransAlta Corporation, Pacolet Milliken, LLC, and the Auburn University College of Arts & Sciences, and was previously a member of the board of directors of the American Wind Energy Association from 2016 to 2019.

She holds a Master of Management, Business from Stanford University, a Master of Science, Geology from the University of Alabama, and a Bachelor of Science, Geology from Auburn University.

2023 Management Information Circular	15

James C. Gouin Ontario, Canada Age: 63 Director Since: 2022 Independent Committee Membership: Audit Committee Minimum Share Ownership Met: On Track (6)

Mr. Gouin served as President of Tower International, Inc. (“Tower”), a global manufacturer of engineered automotive products, from 2016 until 2019 and became Chief Executive Officer and a member of Tower’s board of directors in 2017 until 2019. Mr. Gouin joined Tower in November 2007 as Executive Vice President and Chief Financial Officer. Prior thereto, Mr. Gouin served in 2007 as a Senior Managing Director of the corporate financial practice of FTI Consulting, Inc., a business advisory firm. Additionally, Mr. Gouin spent 28 years at Ford Motor Company in a variety of senior positions, including as Vice President, Finance and Global Corporate Controller from 2003 to 2006 and as Vice President of Finance, Strategy and Business Development of Ford Motor Company’s International Operations from 2006 to 2007. Mr. Gouin also served on the Board of Trustees of the University of Detroit Mercy until October 2017 and served as Chair of the Board of Directors of Vista Maria, a non-profit corporation until 2019. Mr. Gouin also served as a Director of Exterran until October 12, 2022. Finally, Mr. Gouin is currently a Director of Algoma Steel Inc.

Mr. Gouin received a Bachelor of Business Administration from the Detroit Institute of Technology and a Master of Business Administration degree from the University of Detroit Mercy.

Enerflex Board/Committee Attendance from October 13 to December 31, 2022
	Attendance	Percentage of Meetings Attended

Board (10)	4 of 4	100%

Audit Committee (10)	1 of 1	100%

Overall Attendance	5 of 5	100%

Securities Held (2)

	March 10, 2023	March 4, 2022	Variance from 2022

Deferred Share Units (#)	3,841	Nil	N/A

Shares (#)	56,016	Nil	N/A

Total Value of Equity Holdings ($) (3)	560,860	Nil	N/A

2023 Management Information Circular	16

Mona Hale Alberta, Canada Age: 59 Director Since: 2021 Independent Committee Membership: Audit Committee (1) Minimum Share Ownership Met: On Track (4)

Ms. Hale is an independent businessperson with over 35 years of executive, financial, and operational leadership experience across the oil and gas, mining, and telecommunication sectors. She was the Senior Vice-President, Global Commercial and Financial Performance Management at Finning International Inc. until her retirement in 2020. Prior thereto, Ms. Hale was the Chief Financial Officer for Edmonton Economic Development Corporation and held senior executive leadership positions at Prairie Mines & Royalty Ltd. and TELUS. Over the course of her career, Ms. Hale had roles providing experience in accounting and financial controls, commercial management, operational leadership, and corporate strategic planning. Ms. Hale currently serves as a director of Edmonton Airports, FortisAlberta Inc., and the University of Alberta.

Ms. Hale holds a Bachelor of Commerce from the University of Alberta. Ms. Hale is a Fellow of the Chartered Professional Accountants of Alberta and a past recipient of the YWCA Women of Distinction Business Entrepreneur Award.

Enerflex Board/Committee Attendance from January 1 to December 31, 2022

	Attendance		Percentage of Meetings Attended

Board	24 of 24		100%

Audit Committee (9)	6 of 6		100%

Special Committee (7)	4 of 4		100%

Overall Attendance	34 of 34		100%

Securities Held (2)

	March 10, 2023	March 4, 2022	Variance from 2022

Deferred Share Units (#)	43,566	6,101	614%

Shares (#)	10,000	0	100%

Total Value of Equity Holdings ($) (3)	501,913	48,198	941%

Voting Results for 2022 Annual General Meeting

	Votes For		Votes Withheld
Percentage of Votes	99.85%		0.15%

2023 Management Information Circular	17

Kevin J. Reinhart Alberta, Canada Age: 64 Director Since: 2017 Independent Committee Membership: Chair of the Board of Directors Minimum Share Ownership Met: Yes

Mr. Reinhart is an independent businessperson with over 35 years of executive and financial experience in international energy company operations. After an early career in public accounting, Mr. Reinhart joined Nexen Inc. (“Nexen”) in 1994 and held several senior roles in financial reporting, treasury, risk management, corporate planning, and business development before becoming Nexen’s Chief Financial Officer in 2009 and its Interim President and Chief Executive Officer in 2012. Following the sale of Nexen to CNOOC Limited (a Chinese state-owned enterprise) in 2013, Mr. Reinhart continued as President of their western-world operations until his retirement in 2014. Mr. Reinhart has served as a director of three publicly listed companies.

Mr. Reinhart is a Chartered Professional Accountant and holds a Bachelor of Commerce degree from Saint Mary’s University.

Enerflex Board/Committee Attendance from January 1 to December 31, 2022

	Attendance		Percentage of Meetings Attended

Board	24 of 24		100%

Audit Committee (8)	2 of 2		100%

Special Committee (7)	4 of 4		100%

Overall Attendance	30 of 30		100%

Securities Held (2)

	March 10, 2023	March 4, 2022	Variance from 2022

Deferred Share Units (#)	155,962	106,144	46.9%

Shares (#)	51,250	41,250	24.2%

Total Value of Equity Holdings ($) (3)	1,941,576	1,164,413	67%

Voting Results for 2022 Annual General Meeting

	Votes For		Votes Withheld

Percentage of Votes	96.81%		3.19%

2023 Management Information Circular	18

Marc Rossiter Alberta, Canada Age: 50 Director Since: 2019 Non-Independent Minimum Share Ownership Met: Yes

Mr. Rossiter, Enerflex’s President and Chief Executive Officer is responsible for the Company’s value creation and global growth strategy. He has over 25 years of experience at Enerflex in a progression of leadership roles. Until his appointment to President and Chief Executive Officer of Enerflex on May 3, 2019, Mr. Rossiter served as Enerflex’s Executive Vice President and Chief Operating Officer (“EVP and COO”), where he was focused on growth in revenue and operating income, while safely delivering reliable solutions to customers. Mr. Rossiter joined the Company in Calgary as a Project Engineer and moved to the U.S.A. in 2003. Before his appointment as EVP and COO in April 2018, Mr. Rossiter was President of the U.S.A. region and worked in a variety of engineering and sales management roles.

Mr. Rossiter started his career in the oil and gas business as a process engineer and attained his status as a Professional Engineer in the province of Alberta. He graduated from the Royal Military College of Canada with a Bachelor of Engineering in Chemical and Materials Engineering and served the country as an officer in the Canadian Army.

Enerflex Board/Committee Attendance from January 1 to December 31, 2022

	Attendance		Percentage of Meetings Attended

Board	24 of 24		100%

Securities Held (2)

	March 10, 2023	March 4, 2022	Variance from 2022

Deferred Share Units (#)	91,829	90,545	1.4%
Options (#)	1,078,684	1,222,858	-11.8%
Performance Share Units (#) (5)	701,050	619,737	13.1%

Restricted Share Units (#)	359,853	176,593	103.8%

Shares (#)	162,844	103,151	57.9%

Total Value of Equity Holdings ($) (3)	7,217,164	3,719,081	94%

Voting Results for 2022 Annual General Meeting

	Votes For		Votes Withheld

Percentage of Votes	98.40%		1.60%

2023 Management Information Circular	19

Juan Carlos Villegas Region Metropolitana, Chile Age: 68 Director Since: 2019 Independent Committee Memberships: HRC Committee and NCG Committee Minimum Share Ownership Met: Yes

Mr. Villegas is an independent businessperson with over 40 years of demonstrated executive and operational leadership experience in the industrial services sector across North America and Latin America. After an early career with Cummins and Komatsu in Latin America, Mr. Villegas joined Finning International Inc. and held numerous senior executive roles which provided experience in corporate planning, business development, operations leadership, and risk management. Until his retirement in December 2018, Mr. Villegas was President and Chief Operating Officer of Finning Canada and prior thereto was Chief Operating Officer for Finning International.

Mr. Villegas was educated in Chile and attended the University of California at Irvine. For the past 17 years, he has served as a director on both publicly listed and private organizations. Until his retirement in December 2018, Mr. Villegas sat on the Caterpillar Global Mining Counsel.

Enerflex Board/Committee Attendance from January 1 to December 31, 2022

	Attendance		Percentage of Meetings Attended

Board	24 of 24		100%

HRC Committee	5 of 5		100%

Special Committee (7)	4 of 4		100%

Overall Attendance	33 of 33		100%

Securities Held (2)

	March 10, 2023	March 4, 2022	Variance from 2022

Deferred Share Units (#)	110,472	71,283	54.9%

Shares (#)	57,600	28,800	100%

Total Value of Equity Holdings ($) (3)	1,574,835	790,656	99%

Voting Results for 2022 Annual General Meeting

	Votes For		Votes Withheld

Percentage of Votes	98.04%		1.96%

2023 Management Information Circular	20

Michael A. Weill Texas, U.S.A. Age: 65 Director Since: 2011 Independent Committee Memberships: NCG Committee (Chair) and Audit Committee (1) Minimum Share Ownership Met: Yes

Mr. Weill is an independent businessperson with over 40 years of executive and operational experience in the oil and gas sector across the globe. He was formerly the Chief Executive Officer of Global Deepwater Partners LLC until 2021. Global Deepwater Partners LLC is a private company, which provides exploration, appraisal, and concept select services to national oil companies. From 1996 to 2007, Mr. Weill served in various positions with BHP Billiton Petroleum including as President, Production – Americas, and as President Operations and Technology, Americas/Australia, based in Houston. He also served as President, Integrated Business Development based in Melbourne, Australia. Prior thereto, Mr. Weill served in various positions with Royal Dutch Shell in Houston, New Orleans, and The Hague from 1980 to 1996.

Mr. Weill holds a Bachelor of Science degree in Chemical Engineering from Cornell University.

Enerflex Board/Committee Attendance from January 1 to December 31, 2022

	Attendance		Percentage of Meetings Attended

Board	24 of 24		100%

NCG Committee	5 of 5		100%

Audit Committee	8 of 8		100%

Special Committee (7)	4 of 4		100%

Overall Attendance	41 of 41		100%

Securities Held (2)

	March 10, 2023	March 4, 2022	Variance from 2022

Deferred Share Units (#)	103,664	84,451	22.8%

Shares (#)	14,000	14,000	0%

Total Value of Equity Holdings ($) (3)	1,102,512	777,767	42%

Voting Results for 2022 Annual General Meeting

	Votes For		Votes Withheld

Percentage of Votes	85.07%		14.93%

Notes:

(1)

On August 9, 2018, the Board established an Ad Hoc Risk Committee, which, as at the date of this Circular, is comprised of four independent directors: Mr. Weill (Chair), Mr. Assing, Ms. Cormier Jackson, and Ms. Hale. In 2022, the Ad Hoc Risk Committee has met formally one time with all members in attendance. Following the Meeting, and assuming the nominated directors are elected, the Ad Hoc Risk Committee is expected to continue to be comprised of Mr. Weill (Chair), Mr. Assing, Ms. Cormier Jackson, and Ms. Hale.

2023 Management Information Circular	21

(2)

Securities held are as of March 10, 2023, and March 4, 2022, respectively, and include notional dividends acquired in the case of DSUs, RSUs, and PSUs. Mr. Rossiter, as a member of the EMT, is the only director nominee eligible to receive PSUs, RSUs, and Options.

(3)	“Total Value of Equity Holdings” is the sum of:

(i)

the value of DSUs, determined by multiplying the number of DSUs plus notional dividends earned by the FMV of the Shares (the FMV of the Shares as of March 10, 2023, is $9.37 and as of March 4, 2022, was $7.90); plus

(ii)

for Mr. Rossiter only, the in-the-money value of unexercised Options, calculated using the difference between the exercise price of the Options and the FMV of the Shares ($9.37 or $7.90, as applicable); plus

(iii)	the value of owned Shares, determined by multiplying the number of Shares held by the FMV of the Shares ($9.37 or $7.90, as applicable); plus
(iv)	for Mr. Rossiter only, the value of RSUs, as applicable, determined by multiplying the number of RSUs by the FMV of the Shares ($9.37).

(4)

Ms. Hale has five years following the date of her appointment (October 18, 2021) to achieve the requisite ownership level, with 20% of such amount to be achieved in each of the five years following her appointment. Thus, she must attain a minimum of $123,311 in each of 2022, 2023, 2024, 2025, and 2026. As of December 31, 2022, Ms. Hale’s ownership level is $457,059. See “Board of Director Compensation – Share Ownership Guidelines”.

(5)

For Mr. Rossiter, no value has been given to PSUs when calculating the “Total Value of Equity Holdings”. See “Compensation Discussion and Analysis – Outstanding Share-Based Awards and Option-Based Awards” for the value of Mr. Rossiter’s PSUs as of December 31, 2022.

(6)

As a new appointee to the Board effective October 13, 2022, Mr. Gouin has five years following the date of his appointment to achieve the requisite ownership level, with 20% of such amount to be achieved in each of the five years following his appointment. Thus, he must attain a minimum of $123,479 in each of 2023, 2024, 2025, 2026, and 2027. As of December 31, 2022, Mr. Gouin’s ownership level is $511,179. See “Board of Director Compensation – Share Ownership Guidelines” for details.

(7)

For the purposes of evaluating the transaction to acquire Exterran, the Board, on July 25, 2022, with Mr. Rossiter abstaining, resolved to constitute a Special Committee comprised entirely of independent directors, namely Mr. Reinhart (Chair of the Special Committee), Mr. Assing, Ms. Cormier Jackson, Mr. Dunn, Ms. Hale, Mr. Marshall, Mr. Villegas, and Mr. Weill.

(8)

Mr. Reinhart assumed the role of Chair of the Board on May 3, 2022, and concurrently therewith, Mr. Reinhart stepped down from Chair of the Audit Committee and Ms. Cormier Jackson assumed the role of Chair of the Audit Committee.

(9)	Ms. Hale joined the Audit Committee on May 3, 2022.

(10)	Concurrent with the closing of the transaction to acquire Exterran, Mr. Gouin was appointed to the Board and joined the Audit Committee on October 13, 2022.

(11)	Ms. Folse was appointed to the Board effective January 20, 2023, and joined the NCG Committee on March 1, 2023.

(12)

Ms. Folse has five years following the date of her appointment (January 20, 2023) to achieve the requisite ownership level, with 20% of such amount to be achieved in each of the five years following her appointment. Thus, she must attain a minimum of $155,011 in each of 2024, 2025, 2026, 2027, and 2028.

(13)	Enerflex DSUs are a notional unit equal to the value of a Share and although such DSUs are non-voting, the holder is exposed to all the same economic risks and rewards as a holder of Shares.

SKILLS MATRIX

The NCG Committee and the Board review the experience, qualifications, and skills of the directors each year to ensure that such skills and the composition of the Board and its Committees meet the needs of the Board and the Company. The Board maintains a skills matrix to:

∎	evaluate the competencies and skills of the members based on the individual experience and background of each director;

∎	identify the skills and diversity that are necessary for the Board to carry out its mandate effectively;

∎	identify areas for strengthening the Board, if any; and

2023 Management Information Circular	22

∎	potentially address any gaps through the recruitment of new members.

In December 2018 and again on August 6, 2020, the Board updated its skills matrix to include a broader range of skills deemed relevant to the work of the Board, resulting in a broader range of candidates deemed qualified. As the Board seeks to ensure diversity among its membership, application of the updated skills matrix in the recruitment and selection process is intended to result in greater diversity among Board members. See “Diversity, Inclusion, and Wellbeing – Director Nominations and Executive Appointments”.

Annually, each director is asked to rate their respective skills and experience across the range of key qualifications set forth in the skills matrix. This data is compiled into the matrix and reviewed by the NCG Committee.

The following matrix reflects the diverse skill set requirements of the Board and identifies the specific skills and experience that is possessed by each individual proposed nominee.

Director Skills and Experiences
Board and Governance Experience
Board Experience – prior or current experience as a board member of a major organization (public or private), other than Enerflex.	●	●	●	●	●	●	●	●	●	●
Governance Expertise – corporate governance knowledge, including governance committee experience or functional responsibility for corporate governance in a major organization.	●	●	●	●	●	●	●	●	●	●
Risk Oversight – experience identifying and evaluating risks and ensuring that management has implemented the appropriate systems to manage risk.	●	●	●	●	●	●	●	●	●	●
Managing and Leading Growth
Executive Leadership – experience leading an organization, or a major functional area or business segment of an organization.	●	●	●	●	●	●	●	●	●	●
Strategic Development – executive or management experience developing, evaluating, and implementing a strategic plan.	●	●	●	●	●	●	●	●	●	●
Business Development – executive or management experience relating to business development, mergers and acquisitions, opportunity generation, and value creation.	●	●	●	●	●	●	●	●	●	●
Senior Level Management Experience	CEO	SVP	CEO	EVP	CEO	SVP	CEO	CEO	COO	COO
Industry Experience
Oil and Gas – leadership experience in an oilfield service or oil and gas company with related industry domain knowledge.	●	●	●	●	●	●	●	●	●	●
Midstream / Energy Infrastructure – leadership experience in a midstream company, or other experience working with the midstream industry.	●	●	●	●	●		●	●	●	●
Manufacturing – knowledge of manufacturing, or a technical expertise regarding natural gas compression, processing, and associated oilfield equipment.	●	●	●	●	●	●	●	●	●	●
Financial Expertise
Accounting – executive responsibility for financial accounting and reporting, with knowledge of internal financial controls.	●	●	●	●	●	●	●	●	●	●
Corporate Finance – executive experience in corporate finance with knowledge of debt and equity markets.	●	●	●	●	●	●	●	●	●	●

2023 Management Information Circular	23

Director Skills and Experiences
Business Expertise
Operational Expertise – executive or management experience relating to the operation of an oilfield service company or oil and gas assets and related infrastructure.	●	●	●	●	●	●	●	●	●	●
Project Management – experience managing and executing large scale projects, including resources, risks, project status, and quality assurance.	●	●	●	●	●	●	●	●	●	●
Geographic Expertise – executive or management experience in an organization with international operations.	●	●	●	●	●	●	●	●	●	●
ESG Expertise – experience developing or managing ESG programs, including sustainability, workplace health & safety, diversity & inclusion, and social responsibility.	●	●	●	●	●	●	●	●	●	●
HR and Compensation Expertise – experience managing or overseeing compensation programs, succession planning, and talent management.	●	●	●	●	●	●	●	●	●	●
Technology and Systems Expertise – experience leading innovative technology programs with knowledge of IT general controls and cybersecurity.	●	●	●	●	●	●	●	●	●	●

● Advanced degree of experience or expertise in specific area

● General experience or expertise in specified area

● Limited experience or expertise in specific area

    No experience or expertise in specific area

2023 Management Information Circular	24

BOARD OF DIRECTOR COMPENSATION

ROLE AND RESPONSIBILITY OF THE NCG COMMITTEE REGARDING DIRECTOR COMPENSATION

The NCG Committee oversees, among other things, the compensation of the Company’s directors (see also “Corporate Governance and ESG Practices – Board Committees – NCG Committee”). On an annual basis, the NCG Committee reviews director compensation, including that of the Chair of the Board of Directors, and a recommendation is made to the full Board for approval. The review includes both the individual components of director compensation, as well as the overall total compensation package to ensure that these components and levels are appropriate for directors of a company the size and with the scope of Enerflex. The NCG Committee reviews director compensation information primarily by comparing Enerflex director compensation with that of other companies in Enerflex’s peer group (see also “Executive Compensation Overview – Research and Benchmarking” for peer group details). As needed, the NCG Committee engages Hugessen to provide independent advice and analysis regarding director compensation.

DIRECTOR COMPENSATION OBJECTIVES

The Company’s objectives for director compensation are to:

∎	recruit and retain qualified individuals to contribute to the Company’s overall success through service as members of the Board of Directors, recognizing the global nature of the Company;

∎	align the interests of directors with those of Shareholders over the long term; and

∎	offer competitive compensation by positioning director compensation at or slightly above the median of director compensation paid by companies in the Company’s peer group.

Consistent with current director compensation perspectives and after considerable discussion with our external advisors, the total compensation package for non-management directors was amended on July 1, 2022. The amendments provided a slight increase to the equity and cash retainers paid annually to directors and eliminated meeting fees paid for Board and Committee meetings unless a threshold number of Board and/or Committee meetings, as applicable, is exceeded over the course of the year at which point, meeting fees (at the same historical rate) are payable. See “Annual Cash and Equity Retainers and Meeting Fees”.

ANNUAL CASH AND EQUITY RETAINERS AND MEETING FEES

As at the date hereof, non-management directors are entitled to the following compensation for the services they provide to the Company as directors:

Component	Subcomponent	Compensation
		Cash (USD) (2) (3)	Equity (CAD) (1) (2)
Annual Retainer	Board Chair	$136,000	$175,000
	Director-at-Large	$80,000	$150,000
Audit Committee	Chair	$19,000	N/A
	Member	$9,400	N/A
HRC Committee	Chair	$15,000	N/A
	Member	$7,500	N/A
NCG Committee	Chair	$10,000	N/A
	Member	$5,400	N/A
Meeting Fees (4, 5)		$2,000	N/A

2023 Management Information Circular	25

Notes:

(1)

A non-management director may elect to receive his or her annual equity retainer in DSUs, Shares, or a combination of both. For 2022 compensation, all such directors elected to receive 100% of the annual equity retainer component in DSUs.

(2)

The annual cash and equity retainers were amended effective July 1, 2022, as follows: the cash retainer was increased from USD$118,000 to USD$136,000 for the Chair of the Board and from USD$41,000 to USD$80,000 for all remaining non-management directors and the equity retainer was increased from $130,000 to $175,000 for the Chair of the Board and from $100,000 to $150,000 for all remaining non-management directors. In exchange for increasing the cash and equity retainers, payment of meeting fees was eliminated except if the threshold number of meetings, as set forth in note 6 of this table, is exceeded during the year.

(3)

A non-management director may elect to receive his or her annual cash retainer in cash, DSUs, or a combination of both. For 2022 compensation, Messrs. Assing, Dunn, Reinhart and Villegas and Ms. Hale elected to receive 100% of their annual cash retainer and meeting fees in the form of DSUs; Messrs. Gouin, Marshall and Weill elected to receive 100% their annual cash retainer amounts and meeting fees in the form of cash; and Ms. Cormier Jackson elected to receive 50% in cash and 50% in DSUs.

(4)	All directors are invited to attend Committee meetings. Committee meeting fees are paid only to those non-management directors who are members of the Committee.

(5)

The Company pays each member of the Ad Hoc Risk Committee a fee of USD$2,000 per meeting attended. See “Corporate Governance and ESG Practices – Risk Oversight” for more information on the Ad Hoc Risk Committee.

(6)

Meeting fees indicated are per Director, per meeting and are earned when the number of Board or Committee meetings, as applicable, during the year exceed the number of meetings typically scheduled for the Board or Committee, as applicable, plus three. For purposes hereof the following shall apply:

	Number of Meetings Scheduled	Meeting Fees Payable On and After Meeting
Board	Nine (9)	Thirteen (13)
Audit Committee	Four (4)	Eight (8)
HRC Committee	Four (4)	Eight (8)
NCG Committee	Two (2)	Six (6)

Enerflex also pays for reasonable travel and other out-of-pocket expenses of directors that relate to their duties as directors.

The following table summarizes the amounts paid to each non-management director for the year ending December 31, 2022, excluding dividends:

Director	Annual Equity Retainers (1) ($)		Annual Cash Retainers (1) (2) ($)			Meeting Fees (1) (2) ($)		% of Total Compensation Paid in Shares or DSUs (3)
	Board Chair	Director	Board or Committee Chair	Director	Committee Member	Board	Committee

Mr. Assing		125,000	0	80,519	8,282	44,298	7,576	100%

Ms. Cormier Jackson		125,000	16,666	80,659	2,154	44,435	12,698	72%

Mr. Dunn		125,000	0	80,519	15,134	44,298	10,153	100%

Mr. Gouin (4)		32,609	0	23,694	2,784	0	0	55%

Ms. Hale		125,000	0	80,519	7,431	44,298	5,076	100%

Mr. Marshall (5)		125,000	17,907	80,799	6,881	44,571	10,229	44%

Mr. Reinhart	108,214	34,066	124,608	17,598	0	44,298	7,576	100%

Mr. Villegas		125,000	0	80,519	12,988	44,298	5,076	100%

Mr. Weill		125,000	8,894	80,799	11,772	44,571	17,859	43%

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Notes:

(1)

For 2022 compensation, all eligible (non-management) directors elected to receive 100% of their annual equity retainer in the form of DSUs. For 2022 compensation, Messrs. Assing, Dunn, Reinhart and Villegas and Ms. Hale elected to receive 100% of their annual cash retainer and meeting fees in the form of DSUs. All directors receive the annual cash retainers and meeting fees in US dollars. For the directors who receive 100% of their annual cash retainer and meeting fees in the form of DSUs, the amount shown above converts the US dollar amounts to Canadian dollars on the quarterly DSU payment date at the exchange rates of USD$1.0000 = $1.2496, USD$1.0000 = $1.2886, USD$1.0000 = $1.3707, and USD$1.0000 = $1.3544, respectively.

(2)

For 2022 compensation, Messrs. Gouin, Marshall, and Weill elected to receive 100% their annual cash retainer amounts and meeting fees in the form of cash, and Ms. Cormier Jackson elected to receive 50% in cash and 50% in DSUs. The amount shown above converts the amounts in US dollars to Canadian dollars on the quarterly USD payment date at the exchange rates of USD$1.000 = $1.2576, USD$1.000 = $1.2997, USD$1.000 = $1.3669, and USD$1.000 = $1.3624, respectively.

(3)	The percentage noted in the table reflects the percentage of total compensation paid in DSUs.

(4)	Mr. Gouin joined the Board on October 13, 2022.

(5)	Mr. Marshall is not standing for re-election at the Meeting. See “Overview of Proposed Board Composition”.

(6)

Compensation in the above table reflects total compensation paid from January 1, 2022, to and including December 31, 2022, and reflects the amendments made to director compensation effective July 1, 2022.

DEFERRED SHARE UNITS

Enerflex DSUs are a notional unit equal to the value of an Enerflex common share and although such DSUs are non-voting, the holder is exposed to all the same economic risks and rewards as a holder of Enerflex common shares. The DSU Plan allows directors to elect to take all or a portion of the annual equity retainer in the form of DSUs, Shares, or a combination of both. In addition, the DSU Plan allows directors to elect to receive all or a portion of their annual cash retainers

DSUs are notional shares equal to the value of a Share and are paid to directors in cash when they depart from the Board in accordance with the terms of the DSU Plan.

(both Board and Committee retainers) and meeting attendance fees (if any) in the form of DSUs instead of cash. Directors make such elections related to their annual equity retainer, annual cash retainer, and attendance fees prior to December 15 of each financial year for effect in the immediately succeeding financial year.

DSUs are credited at the end of each quarter by dividing the relevant retainers and attendance fees by the FMV as of the quarterly DSU grant date. Additional DSUs are credited on the regular dividend payment dates as all dividends are assumed to be reinvested. DSUs vest when they are credited to a director’s account. DSUs may be redeemed only upon the departure of the director from Enerflex, either by resignation, termination, or retirement. Subject to the provisions of the DSU Plan, when a director retires, he/she must redeem the DSUs in his/her account at a date (or two dates, at the discretion of the director) no later than December 31 of the first calendar year following the year of his/her departure from the Board of Directors. In the event of death, termination, or resignation, he/she must redeem the DSUs in his/her account within 60 days of the departure date. The value of DSUs that may be redeemed is equal to the number of DSUs credited to the director’s account on the date (or two dates, at the discretion of the director and subject to the provisions of the DSU Plan) of redemption, multiplied by the FMV of the Shares as of the redemption date. The amount is paid to the director in cash.

OPTIONS

Non-management directors are not entitled to receive Option grants.

2023 Management Information Circular	27

SHARE OWNERSHIP GUIDELINES

Enerflex has Share Ownership Guidelines in place for its directors to align their interests with Shareholder interests. Each director is required to own Shares equivalent in value to three times the sum of the director’s annual cash and equity retainer, and to achieve this level of ownership within five years following election or appointment as a director, with a minimum of 20% of such amount to be acquired in each of the five years following election or appointment. Share ownership requirements can be met by ownership of Shares and DSUs as the latter bear all the

All directors meet, exceed or are on track to meet Enerflex’s share ownership requirements.

same economic risks and rewards associated with Share ownership. Enerflex’s Share Ownership Guidelines prohibit directors from engaging in transactions that could limit or reduce their economic risk with respect to their holdings of any securities of Enerflex (including Shares and DSUs), including hedging strategies, equity monetization transactions, transactions using short sales, puts, calls, exchange contracts, derivatives and other types of financial instruments, and limited recourse loans to the directors secured by Shares.

The following table summarizes the Share ownership requirement for each non-management director and the level of attainment achieved as of December 31, 2022 (see “Compensation Discussion and Analysis – Share Ownership Guidelines” for a description of the Share ownership requirement for and level of attainment achieved by Mr. Rossiter).

Director	Share Ownership Requirement		Share Ownership Attained
	($ Annual Cash Retainer (1) + $ Equity Retainer) x 3	$ Amount	$ Amount (2)	Attained

Mr. Assing	(80,519+ 125,000) x 3	616,556	658,218	Yes

Ms. Cormier Jackson	(80,658+ 125,000) x 3	616,975	1,329,090	Yes

Mr. Dunn	(80,519+ 125,000) x 3	616,556	2,741,684	Yes

Mr. Gouin	(80,798+125,000) x 3	617,395	511,179	On Track (5)

Ms. Hale	(80,519+ 125,000) x 3	616,556	457,059	On Track (4)

Mr. Marshall (3)	(80,798+125,000) x 3	617,395	2,955,652	Yes

Mr. Reinhart	(134,480+ 142,280) x 3	830,281	2,161,562	Yes

Mr. Villegas	(80,519+ 125,000) x 3	616,556	1,557,904	Yes

Mr. Weill	(80,798+125,000) x 3	617,395	1,319,535	Yes

Notes:

(1)

The annual cash retainer increased, effective July 1, 2022. This increase is reflected in the ownership requirement above. For the directors who elected to receive their annual cash retainer in the form of DSUs, the amount shown above converts the US dollar amounts to Canadian dollars on the quarterly DSU payment date at the exchange rates of USD$1.0000 = $1.2496, USD$1.0000 = $1.2886, USD$1.0000 = $1.3707, and USD$1.0000 = $1.3544, respectively. For the directors who elected to receive their annual cash retainer in the form of cash, the amount shown above converts the US dollar amounts to Canadian dollars on the quarterly US dollar payment date at the exchange rates of USD$1.000 = $1.2576, USD$1.000 = $1.2997, USD$1.000 = $1.3669, and USD$1.000 = $1.3624, respectively.

(2)	The dollar value for ownership is calculated as the greater of the value of the DSU or Share on the grant or acquisition date, and the closing value of the security as of December 31, 2022 ($8.54).

(3)	Mr. Marshall is not standing for re-election at the Meeting. See “Overview of Proposed Board Composition”.

(4)

Ms. Hale has five years following the date of her appointment to achieve the requisite ownership level, with 20% of such amount to be achieved in each of the five years following her appointment. Thus, she must attain a minimum of $123,311 in each of 2022, 2023, 2024, 2025, and 2026.

2023 Management Information Circular	28

(5)

As a new appointee to the Board effective October 13, 2022, Mr. Gouin has five years following the date of his appointment to achieve the requisite ownership level, with 20% of such amount to be achieved in each of the five years following his appointment. Thus, he must attain a minimum of $123,479 in each of 2023, 2024, 2025, 2026 and 2027.

As of the date hereof, no proposed director or that director’s associates or affiliates beneficially owned, controlled, or directed, directly or indirectly, securities carrying more than 10% of the voting rights attached to all voting securities of Enerflex. The directors and officers of Enerflex as of March 10, 2023, own, directly or indirectly, an aggregate of 737,457 Shares, representing 0.60% of the issued and outstanding Shares, with a market value of $6,909,972.09(based on a FMV of $9.37 as of March 10, 2023). As of the date hereof, no proposed director or that director’s associates or affiliates beneficially owned, controlled, or directed, directly or indirectly, securities carrying more than 10% of the voting rights attached to all voting securities of Enerflex.

2022 DIRECTOR COMPENSATION TABLE

The following table summarizes the compensation paid to each non-executive director of Enerflex in 2022:

Director	Fees Earned (1) ($)	Share-Based Awards (2) ($)	Option-Based Awards ($)	Total Compensation ($)

Mr. Assing	140,675	129,228	-	269,903

Ms. Cormier Jackson	156,611	134,476	-	291,087

Mr. Dunn	150,103	142,544	-	292,647

Mr. Gouin (3)	26,478	32,609	-	59,087

Ms. Hale	137,324	126,005	-	263,329

Mr. Marshall (4)	160,387	137,952	-	298,339

Mr. Reinhart	194,080	153,384	-	347,464

Mr. Villegas	142,881	132,506	-	275,387

Mr. Weill	163,895	133,622	-	297,516

Notes:

(1)	The fees earned under this column are comprised of:

(i)	annual cash retainer fees (excluding the equity retainer, which is shown under the Share-Based Awards column and prorated to account for the increase of the cash retainer effective July 1, 2022); and

(ii)	meeting attendance fees earned in 2022,

each of which is payable in cash unless a director has elected otherwise. Messrs. Assing, Dunn, Reinhart and Villegas and Ms. Hale elected to take all their annual cash retainer and attendance fees earned in 2022 in the form of DSUs; Messrs. Gouin, Marshall and Weill elected to receive 100% their annual cash retainer amounts and meeting fees in the form of cash; Ms. Cormier Jackson elected to take 50% of such amount in DSUs and 50% in cash. For the directors who elected to receive their annual cash retainer in the form of DSUs, the amount shown above converts the US dollar amounts to Canadian dollars on the quarterly DSU payment date at the exchange rates of USD$1.0000 = $1.2496, USD$1.0000 = $1.2886, USD$1.0000 = $1.3707, and USD$1.0000 = $1.3544, respectively. For the directors who elected to receive their annual cash retainer in the form of cash, the amount shown above converts the US dollar amounts to Canadian dollars on the quarterly US dollar payment date at the exchange rates of USD$1.000 = $1.2576, USD$1.000 = $1.2997, USD$1.000 = $1.3669, and USD$1.000 = $1.3624, respectively.

(2)	Share-Based Awards consist of DSUs, which are granted at the end of each quarter. The value shown is the sum of:

(i)	the dollar amount of the annual equity retainer paid to each director; and

(ii)

the value of the notional dividends credited based on dividends paid in 2022 (determined by multiplying the number of DSUs granted by the grant date fair value on the dividend payment date). The grant date fair value is calculated as the FMV as of the dividend payment date.

2023 Management Information Circular	29

(3)	Mr. Gouin joined the Board on October 13, 2022.

(4)	Mr. Marshall is not standing for re-election at the Meeting. See “Overview of Proposed Board Composition”.

OUTSTANDING OPTION-BASED AWARDS AND SHARE-BASED AWARDS

The following table sets forth information concerning DSUs granted to each non-management director of Enerflex that remained outstanding as of December 31, 2022.

Director	Option-Based Awards (1)				Share-Based Awards
	Securities Underlying Unexercised Options	Option Exercise Price	Option Expiration Date	Value of Unexercised In-The-Money Options	Market or Payout Value of Vested Share-Based Awards Not Paid Out or Distributed ($) (2)

Mr. Assing	-	-	-	-	654,779

Ms. Cormier Jackson	-	-	-	-	1,039,685

Mr. Dunn	-	-	-	-	1,812,186

Mr. Gouin	-	-	-	-	32,802

Ms. Hale	-	-	-	-	371,259

Mr. Marshall (3)	-	-	-	-	1,255,297

Mr. Reinhart	-	-	-	-	1,328,508

Mr. Villegas	-	-	-	-	941,057

Mr. Weill	-	-	-	-	882,941

Notes:

(1)	Non-management directors do not receive Option grants.

(2)

The amount shown reflects the value of all accumulated DSUs held by directors as of December 31, 2022 (including notional dividends awarded). All such DSUs are vested but do not pay out until after the director resigns or retires. The DSUs are valued at $8.54 per DSU, the closing price of the Shares on the TSX on December 31, 2022. The directors do not hold any Shares or units of Shares that have not vested.

(3)	Mr. Marshall is not standing for re-election at the Meeting. See “Overview of Proposed Board Composition”.

INCENTIVE PLAN AWARDS — VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth information regarding the value of vested Share-Based Awards in 2022 for each non-management director of Enerflex.

Director	Value Vested During the Year
	Option-Based Awards ($)	Share-Based Awards (1) ($)

Mr. Assing	-	269,350

Ms. Cormier Jackson	-	212,485

Mr. Dunn	-	292,532

Mr. Gouin	-	32,802

Ms. Hale	-	262,771

Mr. Marshall (2)	-	138,293

Mr. Reinhart	-	347,170

Mr. Villegas	-	275,048

Mr. Weill	-	133,785

2023 Management Information Circular	30

Notes:

(1)

The value vested during the year reflects the value of DSUs awarded and dividends credited during the year (all such DSUs are vested but do not pay out until after the director resigns or retires). The value of the DSUs is calculated using the closing price of Shares on the TSX on the applicable quarterly grant dates (or the nearest preceding trading day) for each quarterly award of DSUs. The notional dividends value is calculated based on the closing price of Shares on the applicable dividend payment date.

(2)	Mr. Marshall is not standing for re-election at the Meeting. See “Overview of Proposed Board Composition”.

2023 Management Information Circular	31

CORPORATE GOVERNANCE AND ESG PRACTICES

ESG OVERSIGHT

The Board of Directors is responsible for the supervision of management and the overall stewardship and governance of Enerflex. A key driver and component of our success is a solid foundation of corporate governance practices and policies that promote the transparency, accountability, and engagement exemplified by the Board. Management and the Board are committed to implementing and maintaining effective practices and regularly monitor regulatory developments and best practices in corporate governance to ensure that Enerflex maintains its high governance standards. The Board directly, and through its various Committees, complies with evolving Canadian corporate governance requirements, including those established under NI 52-110, NI 58-101, and NP 58-201.

The Board and its Committees, as applicable, also oversee the Company’s other ESG practices and policies. This includes reviewing the ESG disclosures, overseeing sustainability strategies, opportunities and risks, overseeing the Company’s cybersecurity and compliance programs, monitoring the Company’s HSE programs and performance, and monitoring the practices of the Company relating to workplace diversity, inclusion, and wellbeing, including talent management and succession planning.

Emissions

Enerflex works to meet or exceed industry guidelines, as well as national, regional, and local laws, regulations, and protocols regarding environmental protection in all operating areas. Control of environmental hazards is a continuous priority across Enerflex’s operations. The Company designs, manufactures, and operates its facilities and assets, and performs its services, in compliance with applicable federal, provincial, state, and local requirements relating to the protection of the environment, including the regulation of GHG emissions. To the extent more stringent regulations are enacted, Enerflex intends to continue to address them in a proactive manner. Enerflex monitors regulatory trends to understand how potential changes could affect its business and operations.

Chemicals Management

While Enerflex does not produce or supply chemicals, its manufacturing operations utilize workshop chemicals commonly used in standard welding and paint shop activities. Such chemicals are handled and stored within controlled environments according to the manufacturers’ Hazard Communication (“HAZCOM”) guidance and applicable regulations, with permits or permit exemptions in place where required. Enerflex’s offsite construction activities may also utilize chemicals such as welding fuels, which are handled, stored, and transported according to the manufacturers’ HAZCOM guidance and applicable local regulations. All such chemicals are consumed during use. Enerflex’s activities do not produce hazardous waste for disposal.

GHG Emissions

There is a trend in recent periods towards greater regulation of GHG emissions, including mandatory GHG reporting and, in some jurisdictions, emissions-limiting initiatives. Enerflex does not currently exceed the applicable thresholds for mandatory emissions reporting or reduction initiatives in its jurisdictions of operations. The Company’s internal ESG commitments include voluntary reporting on its GHG emissions. For additional information see our AIF under the section “Environmental, Social and Governance Standards – GHG Emissions” and the ESG section of the Enerflex website at www.enerflex.com.

2023 Management Information Circular	32

Management of Climate-related Risks

The Board has the responsibility to oversee and monitor risk across the organization and ensure implementation of appropriate ERM systems to monitor and manage those risks with a view to the long-term viability of the Company. The Board oversees management’s identification and evaluation of Enerflex’s principal risks and the implementation of policies, processes, and systems to manage or mitigate the risks, to achieve an appropriate balance between the risks incurred and potential benefits to the Company’s stakeholders.

Management’s ERM program development and implementation is guided by ISO 31000. The ERM framework includes the identification and prioritization of Enerflex’s principal and emerging risks (including ESG and climate-related risks), assigning each principal risk to a member of the EMT as the risk owner, and regularly assessing such risks at EMT meetings. For each risk scenario, the EMT estimates the likelihood and potential impact that such risks could have on Enerflex’s business and how they may impact its strategy. Management compiles all risks identified as critical on an integrated risk register that catalogs actions for managing or mitigating each risk. Management also contributes to the ERM process, by providing continuous supervision over the Company’s major projects and their risks, meeting monthly, and as required.

Management ensures that the Board and its Committees are kept well informed of the Company’s ERM systems and principal and emerging risks, including ESG and climate-related risks, by way of: quarterly reports on operational and earnings risks; quarterly reports on market valuation risks; annual reports on risks to achieving the proposed budget; annual reports on risks to Enerflex’s strategy; and regular ERM updates and discussions on how the Company is identifying, mitigating, and tracking risks as part of its overall ERM strategy.

Enerflex strives to continuously improve its ERM program. In August 2018, the Board established an Ad-Hoc Risk Committee of the Board to consider whether and how to enhance the organization’s ERM and the Board’s oversight thereof. In 2020, the Company established a formal role within the organization to implement, integrate, facilitate, and maintain Enerflex’s ERM program. In 2021, a formal ERM framework was developed to define risk management practices across the organization, including in respect of the approval to pursue, and execution oversight for, key manufacturing and energy infrastructure projects.

Enerflex’s efforts to identify, assess, and manage climate-related risks also creates opportunities. The Company has long been committed to helping reduce the global emission footprint by focussing on the cleanest hydrocarbon and providing safe natural gas solutions to its customers. The world currently relies on hydrocarbons to reliably meet energy needs, but Enerflex recognizes and expects that future energy demand will continue to be met in part by a growing proportion of renewable energy sources. While continuing to deliver natural gas solutions, the Company pursues, and will continue to pursue, opportunities that benefit the global effort to address climate change, including exploring new Energy Transition solutions, including for carbon capture utilization and sequestration, renewable natural gas, electrification, and hydrogen; identifying economic energy and emissions-reduction opportunities in its operations; and identifying energy efficient procurement opportunities.

The Company has made it its responsibility to understand the environmental impact of its operations and work towards minimizing its footprint. Beyond recycling and other waste management initiatives at corporate, manufacturing, and field locations, Enerflex’s Canadian and USA manufacturing facilities use low VOC paint and VOC free thinner, and, in 2021, the Company implemented an enterprise-wide policy to limit standby running for vehicles and operating equipment. The Company has also reduced its usage of freshwater by mandating the use of recycled water for pressure testing vessels and pressure washing at its USA manufacturing facility and one of its contract compression facilities and using collected rainwater for pressure washing certain compressor packages in Colombia. The Company has an Environmental

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Assessment Committee responsible for identifying opportunities to enhance environmental performance across Enerflex’s facilities and fleet, and to quantify the Company’s global GHG emissions inventory. This internal committee is also focused on expanding collaboration across the organization and operations to identify and evaluate key environmental risks and opportunities for the business and helping develop ESG disclosures to be responsive to stakeholder expectations. Climate-related risks and opportunities are integrated into Enerflex’s strategic planning and investment decisions, and in early 2021, the Board appointed Ms. Martinez as Chief Energy Transition Officer, responsible for progressing the Company’s Energy Transition strategy and identifying, evaluating, and driving low-carbon energy solutions for Enerflex’s customers. See “Directors and Officers – Executive Officers” in our AIF.

BOARD OF DIRECTORS

Independence, Outside Boards, Interlocks

Nine of the ten nominated directors and all current members of each Board Committee are independent for the purposes of NI 58-101 and NI 52-110. Mr. Rossiter is not independent because he is the President and CEO of Enerflex.

As a member of management, Mr. Rossiter does not serve on any standing Committees of the Board. Mr. Rossiter attends by invitation all or substantially all the NCG Committee meetings and, to the extent possible given overlapping meeting times, all or substantially all the Audit Committee and HRC Committee meetings. He does not have a vote at any such Committee meetings and is not present for decisions that involve him personally. In addition, Mr. Rossiter was not a member of the Special Committee formed to evaluate the acquisition of Exterran.

Certain directors of Enerflex are also directors of other reporting issuers. Additional information related to outside directorships is included in the section entitled “Director Profiles”. The NCG Committee monitors outside boards on which the directors serve to determine if there are circumstances that would impact a director’s ability to exercise independent judgment in considering transactions and agreements in respect of which a director has a material interest and to confirm each director has enough time to fulfill his/her commitments to Enerflex. An interlock occurs when two or more Board members are also board members of another public company. There are no board interlocks amongst the Enerflex directors.

Independence of the Board Chair

The Board and its Committees have adopted structures and procedures to ensure the Board functions independently of management. Maintaining separate Chair and CEO positions is one such structure that promotes the Board’s independent oversight of Enerflex’s affairs and assists in holding management accountable for the Company’s activities. Among other things, the independent Chair ensures orderly, informed deliberation and decision-making, promotes Board solidarity and trust, acts as counsel for the CEO, promotes effective communication between the CEO and the Board, and guides the Board in carrying out its responsibilities.

The Board annually appoints a non-executive independent director as its Chair. The independent Chair of the Board does not serve on any standing Committees of the Board; however, will attend, by invitation, all or substantially all the NCG Committee meetings, Ad Hoc Risk Committee meetings, and, to the extent possible given overlapping meeting times, all or substantially all the Audit Committee and HRC Committee meetings. The independent Chair of the Board does not have a vote at such Committee meetings. Mr. Reinhart has served as the independent Chair of the Board since the conclusion of the annual meeting of the Shareholders of Enerflex held on May 3, 2022.

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Attendance and Meeting in Camera

The attendance of each director for all Board of Director and Committee meetings is disclosed under the section entitled “Director Profiles”. The Board of Directors makes it a practice to meet in camera without management present, at the beginning and/or end of each Board meeting. In addition, each Committee of the Board generally meets in camera without management present at the beginning and/or end of each Committee meeting.

BOARD OF DIRECTORS MANDATE

The Board of Directors has adopted a written mandate (the “Board Mandate”), which delineates the role of the Board and its responsibilities. In accordance with the Board Mandate, the Board regularly assesses the roles and responsibilities of its members, its Committees, and its Chair. The Board also regularly reviews the scope and limits of authority of management. The Board acts in a supervisory role and any responsibilities not delegated to management remain with the Board. The Board of Directors’ supervisory role includes such matters as the strategic planning process, capital allocation decisions, the annual capital and operating plans, the Company’s ERM program, executive appointments, compensation and succession planning, any significant matters outside the ordinary course, and overseeing the Company’s compliance, corporate governance, and ESG practices, principles, and policies. The Board Mandate is attached to this Circular as Appendix A.

POSITION DESCRIPTIONS

The Board of Directors has approved written position descriptions for the CEO, the Chair of the Board of Directors, and the Chair of each standing Committee, which set out the key responsibilities and accountabilities for each role. Additional information on the role of the Chair of the Board of Directors is available in the section entitled “Independence of the Board Chair”.

ORIENTATION AND CONTINUING EDUCATION OF DIRECTORS

Enerflex uses several different methods to provide orientation and continuing education to its Board of Directors. New directors receive a formal director orientation package including a corporate overview, corporate governance materials, compensation summaries, director information and records, recent filings and analyst reports, and industry, budget, and strategic planning materials. The Company arranges manufacturing facility tours to familiarize the new director with the Company’s operations. New directors meet with the Chair of the Board and the Chair of each Committee and are encouraged to meet with each of the directors, as well as members of the EMT for orientation to the various business units.

Board materials are provided to directors in advance of regularly scheduled meetings and include pre-reading and background analysis. Presentations are regularly made to the Board and its Committees by both the Company’s personnel and external service providers to enhance their understanding of key aspects of our business, as well as developments and trends affecting our industry. Enerflex also promotes continuing education among its directors by encouraging them to attend seminars and conferences related to their duties. Since 2018, the Company has invested in a corporate membership with the National Association of Corporate Directors (“NACD”), which is a US-based organization that aims to elevate board performance, strengthen governance, and foster excellence in directors. Various directors have attended a variety of NACD seminars or courses throughout the year. Enerflex also reimburses its directors for their participation in approved third-party educational opportunities and memberships. Enerflex traditionally holds meetings at various Enerflex sites to allow directors to gain a better understanding of Enerflex’s operations, business opportunities, and risks, and to provide directors with the opportunity to engage with local employees.

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BOARD COMMITTEES

Standing Committees of the Board of Directors are an integral part of Enerflex’s governance structure. Three standing Committees have been established with a view to allocating expertise and resources to particular areas, and to enhance the quality of discussion at Board meetings. The Committees facilitate Board decision-making by providing recommendations to the Board on matters within their respective responsibilities. Each Committee has a documented mandate and a role description for its respective Committee Chair approved by the Board of Directors. Annually, each Committee reviews its mandate and related standing agenda, including a review of best practices, and submits any recommended changes to its mandate to the NCG Committee and ultimately to the Board for approval.

NCG Committee

The NCG Committee is currently comprised exclusively of independent directors, being Mr. Weill (Chair), Mr. Dunn, Ms. Folse (since March 1, 2023), Mr. Marshall, and Mr. Villegas. Pursuant to the Board Retirement Policy, Mr. Marshall is not standing for re-election at the Meeting having attained the age of 72. Therefore, effective immediately following the conclusion of the Meeting and subject to the election of the director nominees at the Meeting, the NCG Committee is expected to be comprised of Mr. Weill (Chair), Mr. Dunn, Ms. Folse, and Mr. Villegas.

The NCG Committee is responsible for reviewing and making recommendations as to all matters relating to effective corporate governance. The principal duties of the NCG Committee include: (i) assessing the effectiveness of the Board of Directors, its size and composition, and its Committees; (ii) evaluating director compensation; (iii) assessing the Board of Directors’ relationship to management; (iv) assessing the individual performance and contributions of directors; and (v) reviewing regulatory changes and governance best practices and aligning the Company’s governance policies and practices as appropriate. The NCG Committee also has responsibility and oversight over the ESG and sustainability disclosures of the Company and will review the Company’s ESG and sustainability disclosures in advance of full Board oversight.

The NCG Committee reviews, on an ongoing basis the composition of the Board and necessary competencies, which is described in the sections entitled “Director Profiles – Skills Matrix” and “Corporate Governance and ESG Practices – Board Assessments”. The NCG Committee is also responsible for Board and Committee succession planning, the identification and recruitment of new directors, new director orientation, and the continuing education of current directors. The NCG Committee periodically reviews the adequacy and form of director compensation to ensure that the level of compensation reflects the responsibilities and risks involved in being an effective director, making recommendations to the Board accordingly. See “Board of Director Compensation – Role and Responsibility of the NCG Committee Regarding Compensation” for further information.

HRC Committee

The Board of Directors recognizes the importance of appointing knowledgeable and experienced individuals to the HRC Committee: those who have the necessary background in executive compensation and related risk management to fulfill the HRC Committee’s obligations to the Board. The HRC Committee is currently comprised exclusively of independent directors, being Mr. Marshall (Chair), Mr. Assing, Mr. Dunn, and Mr. Villegas. Pursuant to the Board Retirement Policy, Mr. Marshall is not standing for re-election at the Meeting having attained the age of 72. Therefore, immediately following the conclusion of the Meeting and subject to the election of the director nominees at the Meeting, the HRC Committee is expected to be comprised of Mr. Dunn (Chair), Mr. Assing, and Mr. Villegas. All current members of the HRC Committee

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bring strong business and industry knowledge to the HRC Committee and have experience as senior leaders of large and complex organizations.

The principal responsibilities of the HRC Committee include: (i) reviewing and making recommendations as to the compensation of executive officers and other senior management of the Company; (ii) reviewing and making recommendations as to the Company’s short- and long-term incentive programs, pension, and other benefit plans; and (iii) overseeing executive officer appointments, performance evaluations of the CEO, executive succession planning, and executive development. The HRC Committee also oversees compliance with Enerflex’s Business Code of Conduct, Respectful Workplace Policy, and HSE program. At least annually, the HRC Committee receives a detailed presentation from management regarding succession planning for the EMT and for developing key talent within each region and the corporate head office.

Details regarding the process by which the HRC Committee and Board determine compensation for the executive officers are set out in the section entitled “Compensation Discussion and Analysis”.

Audit Committee

The Audit Committee is currently comprised of Ms. Cormier Jackson (Chair), Ms. Hale, Mr. Weill, and, since October 13, 2022, concurrent with his appointment to the Board, Mr. Gouin. Each member of the Audit Committee is independent and financially literate within the meanings set out in NI 52-110. In addition, Ms. Cormier Jackson, Ms. Hale and Mr. Gouin are considered “financial experts” within the meaning set forth by Glass Lewis (having experience as a certified public accountant, chief financial officer, or corporate controller of similar experience, or demonstrably meaningful experience overseeing such functions as a senior executive officer).

The principal duties of the Audit Committee include: (i) oversight responsibility for financial statements and related disclosures, reports to Shareholders, continuous disclosure, and other related communications; (ii) establishing appropriate financial policies; (iii) ensuring the integrity of accounting systems and internal controls; (iv) approving all audit and non-audit services provided by the independent auditor; (v) consulting with the auditor independent of management and overseeing the work of the independent auditor; (vi) monitoring and directing, as appropriate, the activities of the internal audit group; and (vii) overseeing the Company’s compliance, cybersecurity and information technology programs. Information regarding the Audit Committee required by NI 52-110, including the Audit Committee Terms of Reference, the composition of the Audit Committee, and the relevant education and experience of its members, can be found in the section entitled “Audit Committee” in Enerflex’s AIF.

BOARD ASSESSMENTS

Each director participates in an annual assessment process to evaluate Board, Committee, and director effectiveness. A review of the relationship and communications between management and the Board also takes place during this process. The questionnaire is reviewed and assessed periodically and was last updated in December 2019. The NCG Committee reviews the aggregate results of the questionnaires and discusses the findings at the annual February NCG Committee meeting, followed by a report to the full Board of Directors. Individual discussions are also held between the Chair of the Board and individual directors, as necessary. Biennially the NCG Committee solicits and reviews formal feedback from the EMT on the performance of the Board, which is reported to the full Board.

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BOARD COMPOSITION AND RENEWAL

Term Limits

Enerflex has a formal Board Retirement Policy, most recently approved by the Board in 2022, which outlines the term and age limits for current and future independent directors. In conjunction with regular succession planning and Board evaluations, the Board believes that having such term and age limits is an important mechanism of board renewal.

In accordance with the Board Retirement Policy, Mr. Marshall is not eligible to stand for re-election as a director at the Meeting as he has attained the age of 72.

Currently, the average tenure of Enerflex’s directors is 5.6 years. The following chart shows the dispersion of tenure among the director nominees (rounded up to a full year of service as of March 10, 2023, other than for Ms. Folse who joined the Board on January 20, 2023):

	0 - 3 Years	4 - 6 Years	7 - 9 Years	10+ Years

Number of Directors	4	4	-	3(1)

Note:

(1)	Includes Mr. Marshall who is not standing for re-election at the Meeting.

Director Selection Process

The NCG Committee has overall responsibility for identifying and recommending qualified individuals as nominees to be directors of Enerflex. Each year the NCG Committee considers and makes recommendations to the Board with respect to the director nominees to be presented for election at the annual meeting of the Shareholders. The Board, acting on the advice of the NCG Committee, then selects the director nominees to be nominated for election. In the event there is a vacancy prior to an annual meeting, the NCG Committee may make a recommendation to the Board with respect to a replacement nominee to fill the vacancy. Further, if deemed appropriate, the NCG Committee may recommend the appointment of additional directors between annual meetings of Shareholders, subject to compliance with the CBCA and the constating documents of Enerflex.

Succession planning for the Board and its Committees, and orderly transition as directors consider retirement, has been a key focus of the NCG Committee in recent years. During the most recent director selection process in 2022, the NCG Committee engaged an external recruitment specialist to assist with the recruitment process. When recruiting new directors, the NCG Committee considers candidates on merit, taking into account, among other considerations, (i) the Company’s strategic objectives; (ii) the skills and competencies of the current directors and the existence of any gaps; (iii) the attributes, knowledge, and experience new directors should have in order to best advance the Company’s business plan and strategies; and (iv) the Company’s Diversity Policy, and opportunities to enhance diversity to ensure the Board benefits from the broader exchange of perspectives made possible by diversity of thought, background, skill, and experience.

In connection with the most recent director recruitment, after initial screening by the NCG Committee, the candidates deemed to be most suited for the Board met with the Chair of the Board, other directors, and the CEO. This resulted in the recruitment of Ms. Folse which was announced by the Company on January 20, 2023. For additional information on the director selection process and the Diversity Policy, see “Diversity, Inclusion, and Wellbeing – Director Nominations and Executive Appointments”.

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ETHICAL BUSINESS CONDUCT AND COMPLIANCE

The Board has established various policies and practices to promote and guide a culture of integrity, ethical business conduct, transparency, and compliance at Enerflex.

The Business Code of Conduct

Enerflex strives to maintain a highly ethical culture. As part of these efforts, Enerflex maintains a written Business Code of Conduct (the “Code”), applicable to directors, officers, employees, and independent contractors of Enerflex and its subsidiaries. The Code provides guidance on areas such as conflict of interest, corporate property, confidential information, corporate communications, insider trading, HSE, human rights and respectful workplace expectations, business and accounting practices, anti-corruption, anti-trust/competition law compliance, corporate donations, the prohibition on the use of Company funds for political purposes or advocacy, amongst others. The Code is reviewed annually by the NCG Committee and the Board and updated as necessary or advisable. The Code was updated in 2021 to ensure compliance with applicable sanctions and trade controls laws, as well as the Company’s Respectful Workplace Policy. The Board, through the Audit Committee and the HRC Committee, receives regular reports regarding compliance with the Code. Orientation sessions for new employees include training with respect to the Code and they are expected to complete their acknowledgement of the Code within one week of hire. In accordance with the compliance provisions and the Company’s training initiatives, directors, officers, and all Enerflex managers are required to acknowledge annually their compliance with the provisions of the Code and take an online quiz to ensure understanding. Company-wide certification occurs at least every 24 months. Most recently, this certification was completed by existing Enerflex employees in the fall/winter of 2022 and, following the closing of our transaction to acquire Exterran, certification in respect of all new employees joining Enerflex from Exterran is expected to be completed by March 31, 2023. The policy has been translated into Arabic, English, French, Indonesian, Portuguese, and Spanish to ensure all Enerflex employees can read and understand its provisions in their native language. The Code (English version) is available for review under the Company’s electronic profile on SEDAR at www.sedar.com and our website at www.enerflex.com.

Political Contributions and Lobbying

Enerflex does not align itself with any political party nor does it make contributions to political parties or candidates for political office. Moreover, Enerflex does not directly engage in any political lobbying. Enerflex is, however, a member of certain industry associations that have, in the past, been sporadically active in lobbying.

Whistleblower and Compliance Hotline

Enerflex’s Whistleblower and Compliance Hotline supports the Company’s commitment to financial and accounting integrity and ethical business conduct, and outlines the procedures for employees and others to submit a confidential anonymous report of suspected accounting or auditing irregularities or unethical behavior impacting Enerflex, including, without limitation, breaches of the Code (including violations relating to harassment or workplace violence), criminal activity, violations of Company policies or applicable securities laws, actions that endanger the health or safety of employees or customers, or that are likely to cause environmental damage, and actions that have the effect of concealing the foregoing. All reports submitted to the hotline are investigated and reported to the Audit Committee or HRC Committee of the Board, as applicable. To ensure all employees are aware of the hotline, the Company distributes information relating to the hotline in all its operating areas and translates the hotline information as needed in each region.

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Compliance Program and Anti-Corruption Policy

In 2020, Enerflex undertook a comprehensive review of its anti-bribery, sanctions, and export compliance programs to identify opportunities for enhancement and to ensure the Company was current with changes in both the business environment and the demands and expectations of our diverse stakeholders. Members of the EMT regularly consider compliance matters and the SVP, General Counsel reports quarterly to the Audit Committee regarding Enerflex’s overall compliance program and improvement programs and projects.

As part of Enerflex’s compliance program, the Anti-Bribery and Anti-Corruption Policy reiterates Enerflex’s commitment to operate in accordance with Canada’s Corruption of Foreign Public Officials Act, the U.S.A.’s Foreign Corrupt Practices Act, and all other anti-bribery and anti-corruption laws that may be applicable to Enerflex’s global operations. In addition to requiring that Enerflex maintain accurate books and records, the policy prohibits each director, officer, and employee of Enerflex and its subsidiaries (as well as third parties who act on their behalf) from offering, paying, promising, or authorizing anything of value for improper purposes. To ensure that all Enerflex employees and representatives are familiar with its provisions, the policy is available in Arabic, English, French, Indonesian, Portuguese, Spanish, and Thai. The SVP, General Counsel oversees compliance with the Anti-Bribery and Anti-Corruption Policy, with ultimate oversight by the CEO.

To further mitigate the risk of unlawful activities, Enerflex’s Legal department regularly monitors developments in, and enforcement of, anti-bribery, sanctions, and export laws and evaluates applicable policies and practices to ensure continual compliance and improvement. Management ensures employee understanding of prohibited conduct by way of the Code certification process and periodic compliance training for persons performing senior management roles or who have direct contact with the Company’s customers, suppliers, and/or government officials. Employees are encouraged to report suspected violations of applicable laws or Company policies (including the Anti-Bribery and Anti-Corruption Policy) directly to a member of the Company’s Legal group or to the Enerflex Whistleblower and Compliance Hotline.

Modern Slavery Policy

As part of our wider commitment to promoting ethical business and employee welfare, Enerflex strives to ensure that modern slavery is not taking place in our supply chains and business operations. Respect for human rights is consistent with our values and drives the way we work. In 2021, Enerflex adopted a Modern Slavery Policy which confirmed our commitment to not knowingly engage in modern slavery (including any form of exploitation, such as human trafficking, forced, involuntary or child labor, unlawful recruitment, human trafficking, or any slavery-like practices including debt-bondage and servitude).

Conflicts of Interest

In addition to the statutory obligations of directors to address conflict of interest matters, the Company has established processes to assist in managing any potential conflicts of interest that may arise. Prior to commencing Board and Committee meetings, the agenda is reviewed for conflicts. In addition, the annual Code certifications completed by directors, officers, employees, and independent contractors include disclosures of potential conflicts. Any concerns are brought to the attention of the Human Resources department, the Legal department, and, if necessary, the CEO, the appropriate Committee, and/or the Chair of the Board. In 2022, potential conflicts of interest involving employees that were brought to the Company’s attention were reviewed and appropriately addressed in accordance with established procedures.

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Insider Trading

Enerflex’s Insider Trading Policy covers topics such as insider trading prohibitions, blackout periods, tipping, insider reporting, and general trading restrictions. The Insider Trading Policy outlines the regular blackout periods in advance of the release of quarterly and annual financial results, when trading is not allowed, as well as the timing of trading windows. Enerflex insiders and individuals that have access to material undisclosed information are notified by e-mail of each applicable blackout period and trading window. The management Disclosure Committee and the NCG Committee also receive regular reports of insider trading activities at their respective meetings. At each meeting, the management Disclosure Committee also reviews disclosures to analysts and investors to ensure that no selective disclosure has occurred.

Cybersecurity

Cybersecurity is a formal component of Enerflex’s overall ERM framework. Our global cybersecurity program adheres to the National Institute of Standards and Technology Cybersecurity Framework, and is regularly reviewed and updated, including quarterly review by the Audit Committee, annual assessment by Internal Audit, and annual external audit of the IT general controls.

Enerflex has an in-house cybersecurity team and partners with multiple third parties who provide 24 hours per day, seven days per week services to monitor, detect, analyze, and respond to cyber threats and assess their likelihood and impact on business operations, infrastructure, and personnel. Pursuant to the global cybersecurity program, Enerflex enforces multi-factor authentication to access systems, has a third party perform annual penetration tests against its systems, regularly reviews system and application updates and implements as appropriate, and conducts annual tabletop exercises to review and assess the response plan for multiple threat scenarios.

Training and culture are key aspects of the global cybersecurity program, and Enerflex promotes a culture that understands the critical importance of data security and privacy, areas of vulnerability, and how to remain vigilant when handling data. This includes: the Company’s security incident response policy and procedures are available to all employees; Enerflex conducts monthly simulated phishing campaigns; all employees with network access complete mandatory information security training courses, which are refreshed annually; all new employees must complete online security training within two weeks of hire; executives and key employees in high-risk job functions are offered enhanced information security training; and the Company has implemented a cybersecurity performance management plan, which enforces performance management actions when employees click on real or simulated phishing links.

Privacy

The global Employee Privacy Policy outlines Enerflex’s commitment to maintaining the accuracy, confidentiality, and security of employee personal information. In accordance with the Company’s training initiatives, Enerflex executive officers and all Enerflex managers are required to complete a mandatory review of the policy at least biennially. In 2022, all managers throughout the Company, along with all employees in the Human Resources, Legal, Health and Safety, Finance, and Information Technology departments reviewed and acknowledged their intent to comply with this policy. The Employee Privacy Policy has been translated into Arabic, English, French, Indonesian, Portuguese, and Spanish to ensure that Enerflex employees can read and understand its provisions in their native language. Privacy concerns may be brought to the attention of the Enerflex Privacy Officer and Legal department.

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DIVERSITY, INCLUSION, AND WELLBEING

Enerflex’s commitment to people is embedded in its core values: we believe that our employees and stakeholders worldwide deserve to be treated with respect. The Company has policies and practices in place to support these values and promote diversity and inclusion throughout the organization. As a global company, Enerflex assembles teams that cross geographical and cultural boundaries. We are proud of our diverse and dedicated workforce, which is a key strength in helping us to understand and meet our customer needs worldwide. The diversity of our global team is imperative to driving greater innovation and creativity, a core value at Enerflex. We believe inclusive teams that value diverse perspectives lead to better outcomes for all our stakeholders, making us a stronger company overall. For Enerflex, diversity includes but is not limited to characteristics such as gender, geographical representation, ethnicity, race, nationality, culture, religion, language, indigenous status, sexual orientation, political affiliation, family and marital status, age, disability, education, and industry experience and expertise.

Enerflex is committed to hiring talent with diverse backgrounds, experiences, and skills through fair hiring and labor standards. The Company partners with search firms that have demonstrated success in placing diverse candidates and with schools and organizations that reach a diverse pool of talented individuals.

Enerflex is committed to upholding labor and human rights both internally and externally. We ensure that our hiring practices mitigate the risk of modern slavery and have incorporated anti-trafficking covenants with all our labor brokers and recruitment agencies. See “Ethical Business Conduct and Compliance – Modern Slavery Policy”.

Enerflex strives to develop and promote a diverse and talented workforce. We promote and continually improve our training and development programs, to which all employees have equal access. As we have done in previous years, throughout 2022 Enerflex provided learning opportunities through our global learning management system, focusing on leadership development for current and future leaders. The Company has implemented a web-based performance management system that enables transparent, easy access for employees and managers throughout the process, and it is designed to provide guidance and timely feedback. Through our talent management programs, Enerflex evaluates all senior technical and professional employees and managers, at minimum, to further identify talent for development and promotion.

Enerflex believes in gender pay equality and conducts annual assessments on compensation practices, processes, and outcomes. The Company ensures market-competitive compensation and benefits, to help acknowledge the value our people bring to the Company. Enerflex partners with LeanIn.org whereby small groups of women and men across the organization meet once a month to learn new skills, encourage peer-to-peer mentoring, and strengthen the networks within the Company.

Employee Wellbeing

Enerflex is committed to the safety and wellbeing of our employees. We endeavor to bring out the best in each other by establishing and maintaining a safety-focused work environment that promotes positive wellbeing and healthy lifestyle choices. The Company strives to create a culture where employees can seek assistance when needed and have access to a range of wellbeing resources to help them remain mentally, physically, socially, and financially healthy. We recognize that every employee has unique needs, and we aim to provide support to employees at every stage of their lives. The Company’s wellbeing initiatives and resources are regionally specific and typically include employee assistance programs (“EAP”), access to on-line resources, medical, dental, prescription, and paramedical coverage, life and disability insurance, pensions and savings plans, financial resources, health and wellbeing activities and challenges, and regular employee communications. Employees can access the available resources in-person, on-line, virtually, and

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telephonically. In 2022, as part of the Company’s Canadian operations’ Mental Health Strategy, Enerflex provided mandatory manager mental health training to help them support their employees. The Mental Health and Wellness Committee, consisting of management and employee representatives, promotes wellness throughout the business.

Enerflex also works to enhance the lives of its employees and the communities in which we operate by partnering with organizations that build and strengthen communities. Enerflex contributes directly to several social causes and supports charitable activities by encouraging employees to volunteer their time and talent. Enerflex is actively involved in supporting neighboring businesses and non-profits such as Kids Cancer Care, and the MS Society, as well as local food banks and blood, diabetes, and heart health foundations and agencies.

COVID-19

The health and wellbeing of our employees, contractors, and global citizens is important. While COVID-19 created unprecedented challenges for our workforce, Enerflex is proud of how its people maintained the values of teamwork, creativity, and resourcefulness through the pandemic. Throughout 2022, the Company remained devoted to the continued safety of its personnel while delivering on its promises to customers. We continue to support our employees and provide them with the flexibility they need to meet the demands of their diverse personal and professional lives.

Respectful Workplace Policy

The foundation of an inclusive culture is to build respectful teams who collectively share the responsibility to prevent, identify, and respond appropriately to incidents of harassment. We believe all employees deserve to work in a safe and respectful workplace free of harassment and bullying. A culture of respect creates a climate for employees to contribute meaningfully.

The global Respectful Workplace Policy demonstrates Enerflex’s commitment and expectations for a work environment that is free from harassment, discrimination, and violence. Annually, Enerflex executive officers and all managers are required to complete a mandatory review of the Respectful Workplace Policy and take an online quiz to ensure understanding. Company-wide employee review of the policy occurs at least biennially, most recently in 2021. Orientation sessions for new employees include respectful workplace training and they are expected to complete their acknowledgement of the policy within one week of hire. In addition, each region conducts respectful workplace training to ensure that employees learn how to identify, respond appropriately to, and prevent incidents of harassment. The Respectful Workplace Policy has been translated into Arabic, English, French, Indonesian, Portuguese, and Spanish to ensure that Enerflex employees can read and understand its provisions in their native language.

Director Nominations and Executive Appointments

The Board has adopted a Diversity Policy that applies to both the Board and EMT. The objective of the Diversity Policy is to maintain an optimum mix of qualified, diverse individuals on the Board and EMT, and to increase gender diversity on the Board and EMT. Enerflex believes that diversity within its ranks broadens talent, drives better performance, and increases innovation. Having a diverse and inclusive Board and EMT leads to a better understanding of opportunities, issues, and risks; enables stronger decision-making; and ultimately improves the ability to achieve the Company’s objectives and create shareholder value. Enerflex is committed to a merit-based system for Board and EMT composition, within a framework that enables diverse representation. Gender diversity is one aspect of diversity that Enerflex is currently focused on as women are the largest and generally most easily identifiable group and continue to be underrepresented in the energy sector.

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When recruiting candidates for Board and EMT positions, the Board aims to identify the most qualified individual available and considers a variety of factors including diversity. The Board understands “qualified” to include a broad range of skills and experiences, which is intended to result in greater diversity among Board and EMT members. See also “Director Profiles – Skills Matrix”. Pursuant to the Diversity Policy, gender diversity must be considered in the recruitment process, stipulating that Enerflex will strive to ensure that candidate slates for Board and EMT positions are comprised of at least 30% qualified women. Any external advisors engaged to assist the search for such candidates will be advised of this requirement.

The NCG Committee and the HRC Committee are responsible for monitoring compliance with the Diversity Policy, and at least annually, will report to the Board regarding the effectiveness of the policy and recommend any revisions to the policy that may be necessary.

To measure the effectiveness of the Diversity Policy in meeting the objectives of maintaining the optimal mix of qualified, diverse individuals on the Board and EMT, and increasing gender diversity: (a) the NCG Committee reviews the number of women considered or short-listed when candidates are recruited for Board positions, and annually assesses the appropriateness of the Board composition, including by assessing the diversity of thought, balance of skills, and overall performance of the Board; and (b) in consultation with the CEO, the HRC Committee reviews the number of women considered or short-listed when candidates are recruited for EMT positions, and annually assesses the appropriateness of the EMT composition, including by assessing the diversity of thought, balance of skills, and overall performance of the EMT.

CBCA Disclosure Regarding Designated Groups

Enerflex’s Diversity Policy outlines the Company’s belief that diversity enriches decision-making and drives better performance. Gender diversity is one aspect of diversity that Enerflex is currently focused on, for the reasons set forth above. Enerflex has not adopted a policy that specifically addresses the other three designated groups under the CBCA: visible minorities, Indigenous peoples, and people with disabilities.

Enerflex is committed to a merit-based system for Board and EMT composition, within a framework that enables diverse representation, including by striving to ensure that candidate slates for Board and EMT positions are comprised of at least 30% qualified women. Enerflex believes that this will result in the most qualified and suitable candidate. Therefore, Enerflex has not developed formal targets regarding the representation of women, visible minorities, Indigenous peoples, or people with disabilities on either the Board or the EMT. Despite not having a formal policy, when assessing potential nominees for the Board and candidates for hiring for and/or promotion to the EMT, we take these factors, among several others, into consideration.

Based on self-identification, as of December 31, 2022, the number and percentage of each CBCA designated group on the Board and EMT, respectively, is as follows:

	Women	Visible Minorities	Indigenous Peoples	People with Disabilities	Abstained from Self-Identification
Board (1)	2 (20%)	2 (20%)	0 (0%)	0 (0%)	0 (0%)
EMT	1 (11%)	3 (33%)	0 (0%)	0 (0%)	2 (22%)

Note:

(1)	Includes independent directors only. Mr. Rossiter, President and CEO of Enerflex, is included in the EMT row of the table.

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The above disclosure is derived from information provided by the directors and EMT. In accordance with privacy legislation, such information was collected on a voluntary basis, and where a particular individual chose not to respond, the Company did not make assumptions or otherwise assign data to that individual.

EXECUTIVE TALENT MANAGEMENT AND SUCCESSION PLANNING

The HRC Committee and the Board view succession planning for the CEO and other executive positions in the Company as a continuous process and one of its most critical functions. With respect to leadership and succession planning, the HRC Committee together with the Board regularly reviews Enerflex’s succession plans and planning processes to ensure that Enerflex appropriately manages the risk of loss of key personnel, enhances the diversity of the management team, and continually develops and strengthens the Company’s talent.

Succession planning includes long range and emergency scenario planning for executives to ensure leadership sustainability and continuity, and a succession plan in the event of departures. Succession planning is an agenda item at all quarterly HRC Committee meetings, where the CEO provides regular updates on the progression and development of each individual executive officer. Succession planning is also frequently a part of Board in camera discussions, where the Board can discuss succession plans and candidates for all executive officer positions. The HRC Committee has previously engaged Spencer Stuart to facilitate executive development and succession planning.

ACTIVE ENGAGEMENT WITH SHAREHOLDERS

Enerflex engages regularly with our shareholders to build trust and provide transparency around business strategies and results. In addition to participation in investor conferences, Enerflex communicates regularly with Shareholders through its annual and quarterly reports, news releases, earnings conference calls, annual meeting of Shareholders, website, and other continuous disclosures and regulatory documents filed under Enerflex’s electronic profile on SEDAR at www.sedar.com and Edgar at www.sec.gov/edgar. Investors may contact Enerflex’s Investor Relations department at any time: Suite 904, 1331 Macleod Trail SE, Calgary, Alberta T2G 0K3; Phone 1.403.236.6800; Fax 1.403.236.6816; e-mail ir@enerflex.com; or via the Company’s website at www.enerflex.com.

The Board’s Shareholder Engagement Policy ensures that Shareholders can direct questions or concerns to senior management and/or the Board. The Shareholder Engagement Policy is available for review on the Company’s website at www.enerflex.com and sets forth how Shareholders may communicate their questions or concerns to the independent directors through the Chair of the Board. The Board carefully considers feedback received from Shareholders.

RISK OVERSIGHT

Enerflex’s risk management framework sets the foundation for managing its principal risks and embedding a strong risk-aware culture across the enterprise. The Board oversees Enerflex’s risk strategy and the appropriate balance of risk and reward. Ultimately the Board is responsible for enterprise risk oversight and ensures appropriate systems are in place. The table below summarizes key risk oversight responsibilities of the Board and each Committee:

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Board of Directors Overall risk oversight, principal risk trends, critical risks, emerging risks, critical project risks, and investment and financial risks

Audit Committee	HRC Committee	NCG Committee

Financial compliance risks, financial and external reporting risks, internal control systems, external reporting, litigation, cybersecurity, compliance program, IT risks	Talent management, leadership and succession risk, compensation risks and total rewards, pension design and funding, HSE risks, conduct-related complaints	Director talent management and succession risk, corporate governance, director independence, director compensation, regulatory developments, Shareholder engagement, ESG reporting
Management Enterprise risk management

Internal Audit Independent assessment and reporting on efficacy of ERM systems

The Board has the responsibility to oversee and monitor risk across the organization and ensure implementation of appropriate ERM systems to monitor and manage those risks with a view to the long-term viability of the Company. The Board oversees management’s identification and evaluation of Enerflex’s principal risks and the implementation of policies, processes, and systems to manage or mitigate the risks, to achieve an appropriate balance between the risks incurred and potential benefits to the Company’s stakeholders.

Management’s ERM program development and implementation is guided by ISO 31000. The ERM framework includes the identification and prioritization of Enerflex’s principal and emerging risks (including ESG and climate-related risks), assigning each principal risk to a member of the EMT as the risk owner, and regularly assessing such risks at EMT meetings. For each risk scenario, the EMT estimates the likelihood and potential impact that such risks could have on Enerflex’s business and how they may impact its underlying strategy. Management compiles all risks identified as critical on an integrated risk register that catalogs actions for managing or mitigating each risk. Management also contributes to the ERM process, by providing continuous supervision over the Company’s major projects and their risks, meeting monthly, and as required.

Management ensures that the Board and its Committees are kept well informed of the Company’s ERM systems and principal and emerging risks (including ESG and climate-related risks), including by way of: quarterly reports on operational and earnings risks; quarterly reports on market valuation risks; annual reports on risks to achieving the proposed budget; annual reports on risks to Enerflex’s strategy, and regular ERM updates and discussions on how the Company is identifying, mitigating, and tracking risks as part of its overall ERM strategy.

Enerflex strives to continually improve its ERM program. The Ad Hoc Risk Committee of the Board was established in 2018 to consider whether and how to enhance the organization’s ERM and the Board’s oversight thereof. Since then, the Ad Hoc Risk Committee and management have continued to meet and consult with independent experts to further develop the way the Company is approaching ERM enhancement opportunities. In 2020, the Company established a formal role within the organization to implement, integrate, facilitate, and maintain, Enerflex’s ERM program.

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The Company’s Internal Audit function serves as an independent body within Enerflex to assess and report on the efficacy of ERM systems.

STRATEGIC PLANNING OVERSIGHT

Oversight and guidance on the Company’s strategy is one of the critical roles of the Board. The Board collaborates with management to develop Enerflex’s strategic direction, including developing and reviewing the strategic plans, setting performance metrics, and establishing annual budgets and financial plans. Management is responsible for the ongoing strategic planning process and annually holds strategic planning sessions with the Board for extensive discussion and analysis.

Throughout the year, the Board oversees the Company’s development and progress in the execution of the strategy. The CEO also updates the Board on the execution of the strategy and annual goals at every regularly scheduled board meeting and by regular, confidential “CEO Reports to the Board”.

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A MESSAGE FROM THE HRC COMMITTEE CHAIR AND BOARD CHAIR REGARDING EXECUTIVE COMPENSATION

Dear Shareholders,

Enerflex is a global organization delivering innovative natural gas compression, processing, cryogenic, low carbon, produced water, and electric power solutions, as well as after-market services to a broad range of customers across the world. Central to achieving Enerflex’s Vision, Transforming Energy for a Sustainable Future, are the Company’s core Values of Integrity, Commitment, Creativity, and Success. On behalf of the HRC Committee and the Board, we are pleased to share our approach to executive compensation.

2022 Performance and Committee Highlights

∎

2022 was a year of significant recovery for our industry and marked an important inflection point in the evolution of Enerflex. With the October 13, 2022, closing of our strategic acquisition of Exterran, Enerflex is an even stronger, more resilient international energy infrastructure and energy transition company.

∎

Since closing, Management has made considerable progress in its integration efforts, capturing approximately USD$40 million of the anticipated USD$60 million of annual run-rate synergies associated with the Transaction.

∎

Management continues to use a balanced corporate scorecard approach to focus employees on safety, operational, and financial measures that contribute to shareholder value. Excluding the Exterran contribution, in 2022, ROCE, EBIT and EBIT % were all above target resulting in overall enterprise performance at 151.7%. Compared to the prior year, strengthening demand for natural gas drove improved business activity in 2022, resulting in increased cash flows and profitability.

∎	Delivered strong operational results including $1.8 billion in revenue, an 85% increase over 2021, and $224 million in adjusted EBITDA, an 66% increase over 2021.

∎	Heading into 2023 with $1.5 billion in Engineered Systems backlog, the largest in Enerflex’s history, grown through increased customer activity and the Exterran acquisition.

∎

Energy Transition team successfully delivered in 2022, securing over $160 million of bookings that relate primarily to carbon capture projects that will collectively capture and permanently sequester over a million tonnes of CO2 annually once in operation.

Approach to Executive Compensation

Pay practices for executives are designed to be prudent and align with Enerflex Values and culture. The HRC Committee and the Board believe the compensation provided to the CEO and the other executives appropriately reflects their leadership and performance in driving Enerflex’s strategic and operational agenda. In addition to aligning executive pay outcomes to the achievement of key strategic and operational priorities, the compensation philosophy considers the complex nature of operating a global entity. The compensation discussion and analysis that follows describes our compensation-related governance policies and processes, and how the HRC Committee applied these to NEO compensation decisions in 2022. The HRC Committee carefully and rigorously assessed the results of the STI Plan to ensure the resulting bonus pool was aligned to overall corporate performance and acknowledged the efforts of Management in 2022. The HRC Committee will continue to monitor performance and executive pay outcomes relative to the shareholder experience in 2023 as alignment continues to be a priority. The

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compensation discussion and analysis describes strong alignment between Enerflex’s demonstrated performance and our NEO compensation outcomes.

2022 Executive Compensation and CEO Pay Decisions

As we do every year, the HRC Committee conducted a thorough review of executive compensation to evaluate the appropriateness of target total direct compensation and assess performance to award 2022 short-term incentive payouts. Achieving alignment with the long-term shareholder experience is a core objective of our executive compensation philosophy. Our compensation mix balances annual financial and operational performance and share price performance.

∎	Based on this review of executive compensation with our identified peer group, overall NEO target total direct compensation increased by 7% in 2022 compared to 2021.

∎	CEO target total direct compensation was increased by 16%, in reflection of the leadership role of the larger combined entity. 84% of CEO target total compensation continues to be at risk.

∎

Target long-term incentives comprise 64% of CEO compensation, a minimum half of which is intended to be delivered in PSUs with payouts directly linked to the achievement of performance targets, and the remaining half are granted through RSUs which settle in Enerflex common Shares purchased on the open market. The ultimate value of the PSUs and RSUs at vesting are tied directly to the share price performance over the three-year vesting period.

∎

As a recognition of his leadership and contribution to the success of Enerflex in 2022, the Board approved an STI payment to the CEO of $2,000,000 (further details on CEO accomplishments can be found in the individual profiles under “Executive Compensation”).

∎

The Board also provided a one-time transaction/integration grant of RSUs to the CEO and CFO (granted in 2023). The grant vests over three-years and directly aligns the future pay opportunity with the shareholder experience following integration.

∎

Building bench strength on the EMT with the addition of Mauricio Meineri as President, Latin America and, as part of the acquisition of Exterran, Roger George continuing in his role as President, Water Solutions.

Compensation Changes for 2023

The HRC Committee has engaged an external compensation consultant to complete a review of current executive total direct compensation, including that of the NEOs, with the peer group, and will assess all factors of compensation (base pay, STI targets, and LTI targets). The intention is to ensure the Company continues to compensate the executives, including NEOs, at competitive rates. Changes were made to our compensation program for 2023 due to the acquisition of Exterran, including the following:

∎

Peer Group: After the merger with Exterran in October 2022, we increased the weighting on companies with international operations and considered additional peers from the broader Oil and Gas Services sector, removing smaller peers, adding larger peers and increasing the number of US peers to reflect our larger size and increased global footprint post-merger.

∎

Incentive Plans: Metrics for the incentive plans are focused on key priorities of strong operational results, repaying debt following the closing of the transaction, and our integration strategy. The metrics include Adjusted EBITDA, Net Debt, and ESG goals including safety.

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In Conclusion

The Enerflex leadership team and the Board of Directors remains committed to delivering value to our shareholders over the long term, and the HRC Committee remains focused on continued alignment of compensation with performance on behalf of you – our Shareholder. Since 2015, the Board has solicited feedback from Shareholders through an advisory “say on pay” vote. We believe it is an important form of engagement and an effective way to receive feedback on our approach to executive compensation. Enerflex has historically received strong support from Shareholders. At the last annual Shareholder meeting on May 3, 2022, 87.1% of the votes were in favor of the Company’s approach to executive compensation. See also “Corporate Governance and ESG Practices – Active Engagement with Shareholders”.

We look forward to your continued support and welcome your direct input and feedback. We invite you to contact us regarding executive compensation: Suite 904, 1331 Macleod Trail SE, Calgary, Alberta T2G 0K3, Attention: Chair of the HRC Committee. Shareholders can also communicate their questions or concerns to the independent directors through the Chair of the Board in accordance with the Shareholder Engagement Policy, which is available on the Company website at www.enerflex.com.

Enerflex is proud to be part of your investment portfolio and the Board thanks you for your continued support.

Yours sincerely,

[signed] “H. Stanley Marshall”	[signed] “Kevin Reinhart”

Stanley Marshall Chair, Human Resources and Compensation Committee	Kevin Reinhart Chair of the Board

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EXECUTIVE COMPENSATION OVERVIEW

NAMED EXECUTIVE OFFICERS

For 2022, the Enerflex NEOs are:

∎	Marc Rossiter, President and Chief Executive Officer;

∎	Sanjay Bishnoi, Senior Vice President, Chief Financial Officer;

∎	Patricia Martinez, Chief Energy Transition Officer;

∎	Philip A.J. Pyle, President, Eastern Hemisphere; and

∎	Gregory Stewart, President, U.S.A.

EXECUTIVE COMPENSATION PROGRAM OBJECTIVES

Consistent with the Company’s Vision and Values, Enerflex’s compensation philosophy is to provide competitive pay for competitive performance. Enerflex believes that executive compensation must reward strong performance and contributions to regional and enterprise success. Enerflex’s executive compensation framework aligns executive performance with business objectives by:

∎	providing market-competitive compensation opportunities to facilitate attraction, motivation, and retention of qualified individuals with desired leadership and management skills;

∎	supporting the achievement of Enerflex’s annual and long-term objectives and the enhancement of Shareholder value by tying awards to key performance metrics;

∎	delivering a meaningful proportion of total compensation using variable pay vehicles, including long-term incentives vesting over varying performance periods;

∎	motivating executives to achieve excellence within their respective areas of responsibility and together as a cohesive team; and

∎	applying compensation principles in an equitable manner.

In addition to the Company’s financial performance, Enerflex considers Shareholder input and market pay practices when determining the appropriate compensation levels for executive employees. To ensure executive pay is aligned with Enerflex’s overall business strategy, the executive compensation program is driven by a set of core principles. While actual performance targets may vary each year, these underlying principles remain constant.

Shareholder Value

The HRC Committee seeks to focus the executive team on several key financial metrics that it considers to be key drivers of Shareholder value, such as EBIT%, Absolute EBIT, ROCE, and gEPS. Long term incentives track the Company’s Share price, and their value moves with the share price, thereby aligning NEO experience with that of Shareholders.

Performance-Based	Individual total compensation varies each year depending on enterprise, regional, and individual performance results, and incentive programs do not pay out when unwarranted by performance.

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Business Growth	Long-term incentive plans focus on achieving enterprise objectives and strategic plans with a medium- to long-term view.

Pay at Risk

Executive compensation includes elements of pay-at-risk: performance thresholds must be met before any such compensation is earned and while it may increase as performance exceeds target, payouts are capped at 200% of target.

Workplace HSE

Safety of our people is integral to the Company. Safety performance, as measured using leading and lagging indicators, is reported on a quarterly basis to the HRC Committee and for 2022, TRIR is an ESG metric in the STI program.

Incentive Structure	Specific metrics are primarily quantitative in nature and focus on financial measures that the executives have a reasonable ability to influence.

Teamwork	For regionally based executives, portions of their short-term bonus tie to both enterprise and regional performance.

Risk Mitigation

Executive compensation includes both fixed and variable pay. Performance metrics align with the Company’s business strategy. Maximum payouts under the incentive programs are capped, a Clawback Policy is in place, and executives are required to meet Share ownership requirements.

EXECUTIVE COMPENSATION GOVERNANCE AND RISK MANAGEMENT

The HRC Committee ensures that safeguards are in place for executive compensation and that these safeguards are adequate and sufficiently robust to address and mitigate compensation-related risks. On an annual basis, or otherwise more frequently as circumstances require, the HRC Committee considers whether the executive compensation programs create or incentivize any inappropriate risk-taking.

The nature of the business in which Enerflex operates requires some level of risk-taking to achieve desired growth and outcomes in the best interests of the Shareholders. The review process that the HRC Committee conducts considers such risks, the business philosophy and strategy, pay mix balance, incentives and performance measures, stock-based compensation, and Share ownership requirements. The mix and balance of these various measures, including the limits to variable compensation plans, are also reviewed. In addition, the HRC Committee receives management’s analysis and stress testing of factors included in the annual budget. Such stress testing is reviewed by external compensation advisors for reasonableness. The result is performance targets set within Enerflex’s risk appetite, which provide sufficient incentive for executives to pursue enterprise objectives.

The HRC Committee believes that the executive compensation program does not encourage management to take unreasonable or excessive risks relating to the Company’s business and that Enerflex has the proper practices in place to effectively identify and mitigate potential risk.

COMPENSATION DECISION-MAKING PROCESS

Compensation decisions are made using a multi-step process that ensures executive compensation is appropriate, effective, pays for performance, and does not encourage inappropriate or excessive risk-taking. The Board, HRC Committee, CEO, and independent compensation consultants work closely in

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managing the Company’s executive compensation program. A summary of each of their roles and responsibilities is reflected as follows:

Board

∎   Approves all compensation policies and plans, including the Share Ownership Guidelines, PSU Plan, RSU Plan, DSU Plan, and pension plans.

∎   Approves all executive appointments, compensation, awards, and payments.

∎   Reviews quarterly reports from the HRC Committee.

HRC Committee

∎   Evaluates and manages the Company’s executive compensation philosophy and programs. Approval of these programs, particularly those related to performance metrics and incentive payments for executives, lies with the HRC Committee and the Board.

∎   Establishes goals and objectives for the CEO based on Enerflex’s business strategy. Oversees the annual review of enterprise and regional performance and objectives applicable to the compensation of executives.

∎   Reviews and recommends Board approval for executive recruitment and hiring, appointments, and individual compensation decisions.

∎   Assesses EMT diversity.

∎   Assesses executive performance against the following criteria:

–   contributions to the development and execution of the Company’s business plans and strategies;

–   performance of the EMTs’ regional business units/functional areas including the achievement of their 2022 top five priorities;

–   demonstrated leadership ability and teamwork; and

–   demonstrated commitment to the Enerflex Vision and Values.

∎   Reviews NEO compensation annually, taking into consideration past performance and expected future contributions, changing responsibilities, external factors, such as market competitiveness, and the appropriate level of pay differentiation between roles based on position, scope, and level of responsibility.

∎   Oversees cash-based and equity-based compensation plans, programs, and grants, recommending Board approval for executives.

∎   Reviews, at least annually, the selection of companies in the peer group to determine the competitiveness of executive total direct compensation.

∎   Is authorized to retain the services of independent advisors and consultants to assist with the completion of its responsibilities. The HRC Committee and Board take into consideration the advice received from these consultants, ultimately making their own decisions about such matters.

CEO

∎   The CEO reviews salary, bonuses, and other compensation for executives (excluding himself) and makes recommendations.

∎   Establishes individual goals with each of his direct reports, which support the business’ annual, mid-, and long-term strategies, and aligns with the CEO’s goals.

∎   Reviews the performance of executives and updates the HRC Committee on these assessments, including an analysis of individual performance against his/her goals and objectives based on demonstrated delivery of results, execution of the strategic plan, and alignment to Enerflex’s values.

∎   Reviews market data gathered by the independent consultants along with Company performance when making compensation recommendations to the HRC Committee.

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Independent Compensation Consultants

∎   Since 2010, the HRC Committee and management have engaged the services of Mercer primarily for advice in respect of Enerflex’s compensation programs.

∎   Since the end of 2016, the HRC Committee has retained Hugessen as its independent advisor on executive compensation matters. Without duplicating Mercer’s efforts, Hugessen oversees the reasonableness and completeness of management’s data and analysis and independently advises the HRC Committee.

∎   Helps the HRC Committee establish procedures so that the HRC Committee is confident that the advice received from the compensation consultants is objective, and not influenced by any relationships with management.

∎   Reviews market trends and issues and prepares market analyses for the HRC Committee.

∎   Assists analyzing and evaluating the STI and LTI Plan metrics and target setting.

∎   Reviews and makes recommendations for updates to the peer group.

∎   Assists analyzing and evaluating the executive compensation packages, including the compensation mix (base salary, short-, and long-term pay) for each executive.

The following table summarizes the fees paid by Enerflex to Mercer and Hugessen for director and executive compensation-related matters and other fees not related to director or executive compensation during the periods indicated.

	Fees Paid In:

	2021 ($)	2022 ($)

Mercer	196,394	503,231

Director and Executive Compensation-Related Fees	86,000	123,020

All Other Fees (1)	110,394	380,211

Hugessen	42,018	65,929

Director and Executive Compensation-Related Fees	42,018	65,929

All Other Fees	-	-

Note:

(1)  These fees were paid for consulting advice provided by Mercer in connection with integration consulting, salary surveys, non-executive regional compensation reviews, and advisory services. Under the Company’s policies, the Board and the HRC Committee are not required to pre-approve these additional services provided by Mercer.

RESEARCH AND BENCHMARKING

The HRC Committee employs a single, global peer group, believing it reflects the Company’s current and future business and talent requirements and supports both internal and external market compensation principles. Most of the Company’s peers use this approach. This single peer group helps drive internal equity, as all EMT positions have exposure to the same U.S.A. and Canada peer group data. In 2022, approximately 68% of overall revenues are generated in North America, just over 20% of revenues are generated in the Eastern Hemisphere, and about 12% of revenues were generated in Latin America. Following the Exterran acquisition, the 2023 revenue mix will be more internationally based. Given the international scope of Enerflex’s business, this single peer group closely mirrors the mix of domestic and international revenue and operations.

The HRC Committee uses the following guiding principles when developing and reviewing the executive compensation peer group:

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∎	The peer group should reflect those companies with a potential executive talent pool.

∎

Peers should be selected from industries that best represent Enerflex’s business, and the labor and capital markets in which the Company operates, including oil and gas equipment and services, midstream, contract compression, and energy infrastructure companies that are based in Canada and the U.S.A., and ideally with global operations.

∎

The inclusion of drilling and engineering, procurement, and construction companies should be restricted or excluded, as their alignment with Enerflex’s business is limited, from an industry and operational standpoint.

∎	Companies should be within approximately one-third to three times Enerflex’s size, measured in terms of revenue, and have reasonably similar assets, market capitalization, and enterprise value.

These guiding principles and single peer group approach provide the HRC Committee with the ability to select the most relevant comparator companies from both the U.S.A. and Canada. While this single peer group approach does not specifically consider geographic differences in compensation, it is balanced using regional survey data to maintain alignment within the region where the role is situated.

The peer group used to set pay for Enerflex’s NEOs in 2022 is comprised of six Canada-based companies and eight U.S.A.-based companies. This is the same peer group used in 2021 except Frank’s International N.V. was removed because it merged with Expro Group Holdings N.V.:

2022 Peer Group

Company Name	Country	Company Name	Country

CES Energy Solutions Corp.	Canada	Dril-Quip, Inc.	U.S.A.

Finning International Inc.	Canada	Exterran Corporation	U.S.A.

Gibson Energy Inc.	Canada	Forum Energy Technologies, Inc.	U.S.A.

Keyera Corp.	Canada	Newpark Resources, Inc.	U.S.A.

Secure Energy Services Inc.	Canada	Oil States International, Inc.	U.S.A.

Shawcor Ltd.	Canada	Tetra Technologies, Inc.	U.S.A.

Archrock, Inc.	U.S.A.	USA Compression, LP	U.S.A.

After the acquisition of Exterran in 2022, Mercer reviewed our current peers and conducted a broad-based screening using the guiding principles above. After reviewing this broader listing, Mercer recommended we increase the weighting on companies with international operations and consider additional peers from the broader oil and gas services sector. Mercer also recommended we consider removing smaller peers and adding larger peers to reflect our larger size post-integration. Therefore, we removed Finning, Gibson Energy, NewPark Resources, Oil States International, Forum Energy Technologies, TETRA Technologies and Dril-Quip, and added Toromont Industries, ChampionX Corporation, Chart Industries, Oceaneering International, NexTier Oilfield Solutions, NuStar Energy, L.P., RPC, Inc., Expro Group Holdings, Select Energy Services, and Helix Energy Solutions. With these changes, Enerflex’s post-merger size is well-aligned with positions at or above the 60th percentile on assets and revenue, at the 30th percentile for market capitalization, and at the 45th for enterprise value.

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2023 Peer Group

Company Name	Country	Company Name	Country

CES Energy Solutions Corp.	Canada	Chart Industries	U.S.A.

Keyera Corp.	Canada	Helix Energy Solutions	U.S.A.

Secure Energy Services Inc.	Canada	NexTier Oilfield Solutions	U.S.A.

Shawcor Ltd.	Canada	NuStar Energy L.P.	U.S.A.

Toromont Industries Ltd.	Canada	Oceaneering International	U.S.A.

Expro Group Holdings N.V.	Netherlands	RPC, Inc.	U.S.A.

Archrock, Inc.	U.S.A.	Select Energy Services	U.S.A.

ChampionX Corporation,	U.S.A.	USA Compression, LP	U.S.A.

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NAMED EXECUTIVE OFFICER PROFILES

The following profiles for each current NEO provide a summary of total direct compensation awarded in 2021 and 2022, as of December 31, 2022.

Marc Rossiter President and Chief Executive Officer Calgary, Alberta, Canada Age: 50 Years of Service: 26

As President and CEO, Mr. Rossiter is responsible for the Company’s value creation and global growth strategy across Enerflex’s regions and through its three operating segments: Engineered Systems, After-Market Service, and Energy Infrastructure. Together with the EMT, he concentrates on sustainable growth opportunities. Mr. Rossiter, a Professional Engineer in the province of Alberta, brings an entrepreneurial mindset with a depth of leadership that is essential to the Company’s success. Through 25 years of experience with the Company, and until his appointment to CEO in May 2019, Mr. Rossiter held a progression of leadership roles, including EVP and COO, where he was critical in driving revenue growth, while safely delivering reliable solutions. Mr. Rossiter graduated from the Royal Military College of Canada with a Bachelor of Engineering in Chemical and Materials Engineering and served as an officer in the Canadian Army.

2022 Performance

∎

Demonstrated long-term vision and strategic thought leadership through the successful completion of the Exterran transaction, delivering on a decade-long strategy to bolster the recurring platform through an expanded Energy Infrastructure footprint.

∎

Achieved industry-leading safety performance, by fostering a strong safety culture supported by Total Recordable Injury Rate in line with an aggressive target that represents the lowest TRIR since before the 2011 inception of the Company.

∎

Demonstrated decisive leadership to strategically position Enerflex to enable the Energy Transition, today and over the long-term, resulting in $160 million Energy Transition bookings that will capture and permanently sequester over 1 million tonnes of CO2 per annum once in operation.

∎	Delivered strong operational results including $1.8 billion in revenue, an 85% increase over 2021, and $224 million in adjusted EBITDA, an 66% increase over 2021.
∎	Heading into 2023 with $1.5 billion in Engineered Systems backlog, the largest in Enerflex’s history, grown through increased customer activity and the Exterran acquisition.

Compensation Component	2022 ($)	2021 ($)	Variance from 2021

Cash

Base Salary	800,000	712,500	12%

Short Term Incentive	2,000,000	527,800	279%

Total Cash Compensation	2,800,000	1,240,300	126%

Value of Equity as of Award Date (1)

PSUs	1,600,000	1,406,250	14%

RSUs	1,600,000	703,125	128%

Options	0	703,125	-100%

Total Equity Awarded	3,200,000	2,812,500	14%

Total Direct Compensation	6,000,000	4,052,800	48%

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Sanjay Bishnoi Senior Vice President, Chief Financial Officer Calgary, Alberta, Canada Age: 49 Years of Service: 3

Mr. Bishnoi, SVP, CFO, oversees all aspects of Enerflex’s financial affairs, including reporting, compliance, treasury, corporate governance, and capital market activity, in addition to guiding strategy, corporate development, and investor relations. Working alongside the EMT, Mr. Bishnoi provides direction and financial guidance for the Company’s growth and development strategy. Mr. Bishnoi’s demonstrated track-record of enhancing Shareholder value through financial discipline, strategic corporate development, and the adoption of performance measurements driving growth serves Enerflex well. Mr. Bishnoi is a proven CFO with over 20 years of financial and leadership experience in the energy and professional services sectors, with deep capabilities in the North American asset ownership space. Mr. Bishnoi serves on the Board of Directors of ESGEN Acquisition Corporation (Nasdaq: ESACU). Mr. Bishnoi holds an MBA from the University of Chicago, a Ph.D. in Chemical Engineering from the University of Texas at Austin, and a Bachelor of Science degree in Chemical Engineering from the University of Calgary.

2022 Performance

∎	Successfully closed the acquisition of Exterran, growing the recurring nature of its business and enhancing the Company’s global presence, product offerings, and scale.
∎

In connection with the Transaction, established a new debt capital structure comprised of USD$700 million three-year secured revolving credit facility, USD$625 million aggregate principal amount senior secured notes, and a USD$150 million three-year secured term loan facility.

∎

Since closing, has made considerable progress in its integration efforts, capturing approximately USD$40 million of the expected USD$60 million of annual run-rate synergies associated with the Transaction.

∎

Spent considerable time and effort to communicate the strategic and financial attributes of the combined entity to existing and prospective equity and debt investors. Along with this strategic positioning has also bolstered the finance team’s capabilities required to list on the New York Stock Exchange, which was done in conjunction with the Transaction.

∎

Greatly improved the Company’s financial management with new investment criteria for capital investments, cash management criteria, and overall clarity on the merged Company’s balance sheet management.

Compensation Component	2022 ($)	2021 ($)	Variance from 2021

Cash

Base Salary	485,000	450,585	8%

Short Term Incentive	727,500	238,900	205%

Total Cash Compensation	1,212,500	689,485	76%

Value of Equity as of Award Date (1)

PSUs	485,000	474,300	2%

RSUs	485,000	237,150	105%

Options	0	237,150	-100%

Total Equity Awarded	970,000	948,600	2%

Total Direct Compensation	2,182,500	1,638,085	33%

2023 Management Information Circular	58

Patricia Martinez Chief Energy Transition Officer Houston, Texas, U.S.A. Age: 47 Years of Service: 15 (2)

Appointed in March 2022, Ms. Martinez is an instrumental member of Enerflex’s leadership team as the Chief Energy Transition Officer. She is accountable for the Company’s global strategy in the energy transition space, focusing on delivering low-carbon energy solutions and positioning Enerflex for long-term success. Her innovative mindset and ability to challenge traditional markets is key to her function at Enerflex. Ms. Martinez holds an MBA from Houston Baptist University and a Bachelor of Business Administration degree from Universidad Argentina de la Empresa in Buenos Aires. She is a board member of the Instituto Argentino del Petroleo y Gas – Houston. She is also a member of the Young Presidents Organization.

2022 Performance

∎	Successfully transitioned the leadership of the Latin America region to a new Regional President and built out the Energy Transition team.
∎	Demonstrated strategic leadership by initiating and executing a strategic assessment of the energy transition space and executing low-carbon energy solutions.
∎

In 2022, the Energy Transition team secured over $160 million of bookings relating primarily to carbon capture projects that will collectively capture and permanently sequester over a million tonnes of CO2 annually, with projected operational start-up by 2024. This volume of bookings was significantly higher than the macroeconomic data suggested was likely at the beginning of the year, and hence represents outperformance.

∎	Secured strategic partnerships across the sector to advance Enerflex’s position in the market including aspects of solar electrification, carbon capture, and a variety of biofuels.

Compensation Component	2022 ($) (3)	2021 ($) (4)	Variance from 2021

Cash

Base Salary	479,026	445,243	8%

Short Term Incentive	526,928	234,176	125%

Total Cash Compensation	1,005,954	679,419	48%

Value of Equity as of Award Date (1)

PSUs	431,123	421,809	2%

RSUs	431,123	210,905	104%

Options	0	210,905	-100%

Total Equity Awarded	862,246	843,619	2%

Total Direct Compensation	1,868,200	1,523,038	23%

2023 Management Information Circular	59

Phillip Pyle President, Eastern Hemisphere Abu Dhabi, U.A.E. Age: 57 Years of Service: 8

Mr. Pyle, President, Eastern Hemisphere, leads Enerflex’s operations in Europe, Middle East and Africa, and Asia Pacific. He is a key member of the EMT and is tasked with the strategic growth and development of the Eastern Hemisphere business to meet the demands of the global energy industry. Mr. Pyle brings more than 35 years of extensive international operations and leadership experience in the industry. He holds an MBA from the University of New England in Australia and a Bachelor of Mechanical Engineering from the University of Western Australia.

2022 Performance

∎

Leading the Eastern Hemisphere region, the management team completed several growth capital projects and successfully operated the existing Energy Infrastructure assets and after-market services business in line with the plan laid out at the beginning of the year.

∎

Guiding the large and distributed workforce with a prioritization of a strong safety culture, this region led the Company’s safety results. The EH region has the second-highest number of new Exterran teammates added to the Company’s operations, and a geographically expansive territory, hence significant and complex work was required to prepare for the closing and to help ensure a smooth transition.

∎

Led work that resulted in successful project execution, three of the four in-flight infrastructure projects that were advanced in the Middle East in 2022 are now in commercial operation and will contribute significantly to the cash flows that will be used to deleverage in 2023.

∎

Led work that resulted in a natural gas infrastructure asset, underpinned by a 10-year take-or-pay contract with a national oil company, becoming fully operational in early 2023. The project’s first phase commenced operations in the fourth quarter of 2022.

∎	Supported capturing US$40 million of annual run-rate synergies associated with the Exterran acquisition.

Compensation Component	2022 ($) (3)	2021 ($) (4)	Variance from 2021

Cash

Base Salary	605,291	561,300	8%

Short Term Incentive	605,291	334,407	81%

Total Cash Compensation	1,210,581	895,706	35%

Value of Equity as of Award Date (1)

PSUs	151,323	147,710	2%

RSUs	151,323	73,856	105%

PSEs	0	73,856	-100%

Total Equity Awarded	302,645	295,421	2%

Total Direct Compensation	1,513,226	1,191,127	27%

2023 Management Information Circular	60

Gregory Stewart President, U.S.A. Houston, Texas, USA Age: 59 Years of Service: 13

Mr. Stewart is responsible for overseeing and providing strategic and operational leadership in the United States region. He is responsible for business development in that market and is tasked with growing the Company to meet the demands of the global oil and natural gas industries from both a products and services perspective. Prior to his appointment to President, U.S.A., Mr. Stewart was Enerflex’s EVP, Corporate Services and Chief Information Officer. He holds an MBA with a specialization in Information Systems, and a BA (French) from McMaster University, along with a BBA (Brock University) and Diplôme d’Études Françaises (Université de Franche-Comté). Mr. Stewart also holds a Chartered Director accreditation from McMaster University.

2022 Performance

∎

The USA region experienced its strongest year in terms of revenue and profit margin since 2019. The region benefitted from the strong macroeconomic demand for natural gas and energy transition products and services, with the region stepping up its ability to capitalize on these supportive fundamentals by increasing staff significantly, reanimating certain areas of the manufacturing business, and furthering strategic growth in After-Market Services and the contract compression fleet, which continues to improve its return on assets.

∎	Fostered a strong safety culture through the integration of the combined business leading to the realization of safety performance in the Company’s operations.
∎

Sold over 450,000 horsepower of electric compression in 2022 – two-thirds of our compressor sales in North America – and electrified a portion of our USA contract compression fleet, which entirely eliminates meaningful Scope 1 greenhouse gas emissions for our customers.

∎	The USA contract compression fleet also continues to benefit from high demand, with utilization rates averaging over 95% in the fourth quarter and showing no sign of abating.
∎	Supported capturing US$40 million of annual run-rate synergies associated with the Exterran acquisition.

Compensation Component	2022 ($) (3)	2021 ($) (4)	Variance from 2021

Cash

Base Salary	488,138	443,077	10%

Short Term Incentive	559,471	215,171	160%

Total Cash Compensation	1,047,608	658,248	59%

Value of Equity as of Award Date (1)

PSUs	439,324	418,236	5%

RSUs	439,324	209,118	110%

Options	0	209,118	-100%

Total Equity Awarded	878,648	836,472	5%

Total Direct Compensation	1,926,256	1,494,720	29%

2023 Management Information Circular	61

Notes:

(1)

The values shown for the PSUs, RSUs, Options and, as applicable, PSEs represent the cash values (derived from a percentage of base pay) that was awarded to each NEO by the Board in 2022 and does not include dividends earned as a result of dividend reinvestment. The “Summary Compensation Table” calculates Share-based awards based on the fair value as of the grant date and includes dividends acquired due to dividend reinvestment, where appropriate.

(2)	Enerflex recognizes Ms. Martinez’s years of service from a prior employer which was acquired by Enerflex.

(3)	Enerflex used the 2022 average rate (USD$1.0000 = $1.3017) for calculation purposes for base salary, Short-Term Incentive, and Equity Awards.

(4)

To provide a direct year-over-year comparison, 2021 compensation in US dollars has been converted into Canadian dollars using 2022 exchange rates (USD$1.000 = $1.3017). Therefore, the amounts reflected in these tables may not correlate directly with those in the “Summary Compensation Table” that follows.

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COMPENSATION DISCUSSION AND ANALYSIS

ELEMENTS OF THE EXECUTIVE COMPENSATION PROGRAM

The executive compensation program is comprised of direct and indirect compensation elements to drive the achievement of Company and regional objectives, aligning management’s interests with those of Shareholders. In combination, these elements are designed to recognize those activities of the executive officers that advance the short- and long-term business objectives of the Company.

TARGET COMPENSATION

The HRC Committee believes that Enerflex should remunerate its NEOs at a level that reflects Enerflex’s financial performance and at the market rate for executives with similar levels of responsibility in similar companies. Enerflex’s approach to executive compensation targets the median market rate at the 50th percentile (P50) and considers executive compensation between 90% and 110% of P50 to be pay at market based on the peer group outlined above. This approach provides management, the HRC Committee, and the Board the ability to consider employee tenure, employee performance, internal equity, geographic location, local economic conditions, complexity and size of operations, and operational and financial results in setting individual executive compensation.

Enerflex considers compensation exceeding P50 through higher incentive payouts when performance exceeds expectations and, conversely, compensation below the median through lower payouts when performance is below expectations. The HRC Committee continues the work required to align target total compensation closer to both the Company’s articulated compensation philosophy and median pay positioning within the peer group.

PAY MIX

Creating Shareholder value over the long-term and continuously improving Enerflex’s financial performance play significant roles in determining an executive’s total compensation as reflected in the emphasis given to variable compensation:

∎	Each executive’s individual goals and objectives are aligned with the enterprise’s annual, mid-, and long-term strategic plans;

∎	A sizeable portion of each executive’s compensation is variable, based on the individual’s ability to influence business outcomes and financial performance; and

∎

Variable pay is linked to enterprise, individual, and regional performance, and paid only when the Company realizes a profit (as per normalization practices; please refer to Short Term Incentive Plan – Normalization that follows for further information) and performance metric thresholds are met or exceeded, at the discretion of the HRC Committee and Board.

For NEOs, base salary targets are between 16% and 34% of total direct compensation, depending on position. Variable compensation is also position-dependent. Short-term incentive targets (such as annual bonuses under the STI Plan) range between 20% and 24% of total direct compensation and long-term incentive targets (PSUs, and RSUs) range between 42% and 64%. The following charts show the respective target pay mix for NEOs in 2022:

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President & CEO	SVP, CFO	All Other NEOs

DISCRETION

The Board retains discretion to ensure compensation and incentive plan designs achieve the intended pay for performance result. The Board requires any application of upward or downward discretion to be based on concrete measures and solid business judgement aligned with good governance principles.

The Board believes Enerflex has well-built and strongly governed compensation programs that reflect best practices and that are designed to provide reduced payments when metric targets are not achieved and above target payments when they are exceeded. Please refer to the “2022 STIP Award” section that follows for more information on Board discretion applied in 2022.

BASE SALARY

Base salary is provided through cash, based on the market value of the position and the degree of accountability inherent in the role, providing a fixed level of income. Base salary is the only portion of total direct compensation that is not “at risk”. Salary levels are determined primarily on the HRC Committee’s assessment of the nature of the position and contribution of each NEO.

In assessing the current market conditions, and in consultation with the compensation consultants, along with the increase in business activity, the growing competition for talent, and the increased rate of voluntary departures, EMT pay increased on average by 8.8%.

ENERFLEX PERFORMANCE RELATIVE TO THE TSX COMPOSITE INDEX AND THE NYSE

The following graph compares the cumulative TSR for $100 invested in Shares over the period, assuming Shares have been traded on the TSX, from January 1, 2018, to December 31, 2022, and the reinvestment of all dividends, with the cumulative total return on the S&P/TSX Composite Index:

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Total Shareholder Return (TSX)

$100 invested on January 1, 2018

	12/31/2018	12/31/2019	12/31/2020	12/31/2021	12/31/2022

Enerflex	$96	$76	$42	$50	$56

TSX Composite	$110	$131	$134	$163	$91

From January 1, 2018, until December 31, 2022, assuming reinvestment of all dividends, cumulative TSR on Shares was approximately -36.1% as compared to a cumulative total return of 22.6% on the TSX Composite Index over the same period.

On October 13, 2022, in connection with the Exterran acquisition, Enerflex was listed on the New York Stock Exchange under trading symbol “EFXT”. From October 13, 2022, until December 31, 2022, assuming reinvestment of all dividends, cumulative TSR on Shares was approximately 44.4% as compared to a cumulative total return of 12.1% on the NYSE over the same period, as shown in the following graph.

Total Shareholder Return (NYSE)

$100 USD invested on October 13, 2022

	10/13/2022	12/31/2022	Cumulative TSR

Enerflex	$100	$144	44.4%

NYSE	$100	$112	12.1%

2023 Management Information Circular	65

Enerflex recognizes Company financial performance is not the only factor influencing the market price of the Shares. External factors such as market volatility, global economies, commodity prices, interest rates, and industry cyclicality impact TSR as well. Enerflex believes performance indicators such as ROCE, EBIT%, Absolute EBIT, and gEPS ensure employees are focused on overall regional and enterprise results, driving towards long-term sustainable performance. A culture of safety accountability is paramount, and as such TRIR continues to be a key metric in the short-term incentive plans. Given the complexity of its business, it is difficult to find sufficient similar or suitable peers for benchmarking relative performance from both an operational and business standpoint. As such, Enerflex does not utilize TSR in its incentive plans. However, the Company believes that the chosen metrics drive sustainable long term shareholder value creation. Furthermore, the high proportion use of PSUs and RSUs in each NEOs compensation together with the three-year vesting periods link the ultimate value of this element of compensation with the share price performance during that time frame.

SHORT-TERM INCENTIVE PLAN

This annual cash bonus is “at risk” compensation designed to reward the achievement of business objectives in the short-term. Each individual’s target incentive is set as a percentage of base salary.

∎

Using a “sum of targets” approach to determine the funding pool available for distribution under the STI Plan through a combination of enterprise and regional financial and operational metrics, each metric is individually weighted and has threshold and stretch components.

∎	These performance metrics must meet thresholds to contribute to the bonus pool. When performance exceeds stretch measures, payouts are capped at 200%.

∎	Payout occurs with Board approval and only when the organization realizes a profit (as per normalization practices), regardless of how well Enerflex performs on any of the metrics.

∎

When the overall Company does not meet the thresholds on any of the enterprise and/or regional performance metrics, there is an opportunity to provide a partial bonus based solely on individual performance and corresponding payout range.

∎

The HRC Committee and the Board retain the ultimate authority to approve or withhold STIP payments, regardless of targets being achieved. For the 2022 TRIR metric, payout occurred at target as the threshold was exceeded, although results were not fully achieved. Please refer to the “2022 Performance Results for STIP” section that follows.

While each NEO may elect to receive all or a portion of this cash bonus in DSUs, and thus defer payment until departure from Enerflex, for the 2022 STIP payment, no NEO has made this election as they choose to meet their share ownership guidelines via other equity-based instruments.

Enerflex uses the following performance metrics in its “sum of targets” calculation at both the regional and enterprise level:

Return on Capital Employed: ROCE is a measure that management uses to analyze operating performance and efficiency of the Company’s capital allocation process. ROCE reflects the efficiency and profitability of an entity or region’s capital investments by measuring the level of earnings generated under a given capital structure. It also provides a balanced management approach that encourages prudent entrepreneurial risk and efficient capital deployment. Enterprise ROCE is calculated as debt plus equity less cash. With the intention to better focus operations on managing their regional return on assets, regional ROCE is regional EBIT for the 12-month trailing

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period divided by average regional capital employed for the trailing four quarters. Regional capital employed is all long-term liabilities plus equity less cash.

Absolute EBIT: EBIT provides the results generated by the Company’s primary business activities prior to consideration of how those activities are financed or taxed in the various jurisdictions in which the Company operates. The HRC Committee believes that EBIT best reflects the financial health and performance of the business and is a key metric used by similar businesses in the Enerflex peer group. EBIT is presented on the Company’s Consolidated Statement of Earnings in the Annual Consolidated Financial Statements, under the caption “Earnings Before Finance Costs and Income Taxes”.

EBIT Percentage: EBIT% evaluates a Company’s profitability as a percentage of revenue before taking into consideration capital structure or taxation. This metric allows stakeholders to understand the Company’s ability to earn operating profits relative to its activity levels and requires management to manage every line item on the Annual Consolidated Financial Statements. EBIT% is calculated by taking the Company’s EBIT divided by revenue.

Total Recordable Injury Rate: The inclusion of this ESG metric reinforces Enerflex’s commitment to protect the health and safety of its employees, contractors, clients, and other third-party personnel in the communities in which the Company operates. The use of TRIR brings to life the Company’s safety motto, “Everyone Home Safe”, making health and safety management a core part of the organization’s culture. TRIR, as a global safety performance metric, is calculated by multiplying the number of recordable occupational injuries and illnesses incurred during the year by 200,000 and dividing that product by the total number of hours worked by employees. The 200,000 used in this calculation is equivalent to the number of hours for 100 employees working 40 hours per week for 50 weeks.

These metrics and their targets are reviewed and approved by the HRC Committee each year for appropriateness. Quarterly, the CEO reviews with the HRC Committee ongoing progress relative to the achievement of these STIP performance metrics.

Individual STIP amounts are based on the combination of individual, enterprise, and regional performance:

NEO	STIP Target (1)	Performance Weighting (2)
		Enterprise	Region	Individual

Mr. Rossiter	125%	80%	-	20%

Mr. Bishnoi	75%	80%	-	20%

Ms. Martinez	70%	80%	-	20%

Mr. Pyle	70%	50%	30%	20%

Mr. Stewart	70%	50%	30%	20%

Notes:

(1)

STIP target as a percentage (%) of base salary. Based on the results of a comprehensive 2022 peer group total compensation review, Mr. Rossiter’s target increased from 100% to 125%. Mr. Bishnoi’s target increased from 70% to 75%. The other NEOs targets changed from 65% to 70%.

(2)	Performance weighting as a percentage (%) of STIP target.

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Individual performance, as assessed through the performance management program, is quantified as follows:

Performance Assessed As:	% of Individual Performance Target Achieved:

Not Meeting Expectations	0%

Developing	Up to 75%

Meeting Expectations	Up to 125%

Exceeding Expectations	Up to 200%

Short-Term Incentive Plan Payout Calculation

The STI Plan payout is calculated by factoring the weightings above with the performance results achieved: enterprise-wide, within the NEOs’ specific region (as applicable), and individually. Consistent with previous years, under the 2022 STI Plan, the HRC Committee determined the payouts to the NEOs using the following formula:

Based on the achievement of the performance metrics, the potential STIP payout range for each of the NEOs, as a percentage of base salary (rounded to the nearest integer), is:

NEO	STIP Award Opportunity
	Below Threshold	Threshold	Target	Maximum

Mr. Rossiter	0%	50%	125%	200%

Mr. Bishnoi	0%	50%	75%	200%

Ms. Martinez	0%	50%	70%	200%

Mr. Pyle	0%	50%	70%	200%

Mr. Stewart	0%	50%	70%	200%

In 2022, the threshold award opportunities were increased to create greater alignment of award levels internally and with the market. STIP metrics are approved on an annual basis, and the performance targets for each metric are based primarily on the current year budget. These targets are derived from an analysis of the previous year’s actual performance, anticipated future Company performance (including growth plans), and industry trends. The performance metrics and the calculation methodology applied to determine performance results and NEO STIP awards have remained consistent since 2013 when the STI plan was implemented.

2023 Management Information Circular	68

2022 Performance Results for STIP

As described above, the 2022 STIP program rewards executives for achieving ROCE, EBIT%, Absolute EBIT, and TRIR performance metrics over the course of a year. These are the same metrics and weightings used in 2021. The following chart describes the 2022 enterprise performance metrics, each metric’s weighting, and 2022 results:

Metric	Weighting	Threshold	Target (1)	Stretch	2022 Results	% of Target Achieved (2)	Contribution to STIP Pool (2)

ROCE	30%	2.30%	4.61%	6.91%	6.31%	173.9%	52.2%

Absolute EBIT (3)	30%	37,152	74,304	111,457	98,291	164.6%	49.4%

EBIT%	30%	2.66%	5.33%	7.99%	6.23%	133.7%	40.1%

TRIR	10%	0.77	0.45	0.37	0.53	100.0% (4)	10.0%

Total / Payout %	100%	50%	100%	200%			151.7%

Notes:

(1)

The 2022 STIP targets are based on budget. Results have been normalized for unusual items such as gains/losses on the disposal of fixed assets, goodwill impairments, onerous leases, severance costs related to restructuring, foreign exchange impacts in Latin America, and other one-time non-recurring items. Please refer to the following section “Normalization” for more details.

(2)	Rounded to the nearest integer.

(3)	In thousands.

(4)	As a result of the Exterran transaction, the Board approved 2022 STI pool be funded at target if the STI metric is achieved at threshold.

Normalization

The HRC Committee and Audit Committee both reviewed this scorecard and conducted a line-by-line reconciliation of performance results with financial results. Both Committees are responsible for vetting and scrutinizing the appropriateness of any funding calculation normalizations proposed by management, and this review process occurs annually prior to Board approval of the STIP pool funding. Normalizations are calculated in a consistent manner from period to period and typically include adjusting EBIT for gains/losses on the disposal of fixed assets, goodwill impairments, onerous leases, severance costs related to restructuring, foreign exchange impacts in Latin America, and other one-time non-recurring items. The HRC Committee and the Audit Committee have determined that it is appropriate to adjust the STIP calculations for such items as they are not indicative of the Company’s ongoing operating performance.

For the 2022 sum of targets funding calculation, EBIT was normalized for gains on the disposal of fixed assets, goodwill impairments, acquisition costs, and foreign exchange impacts in Latin America.

For a detailed reconciliation of non-IFRS measures to the most equivalent IFRS measure, please refer to the “Non-IFRS Measures” section in the Management’s Discussion and Analysis for the year ended December 31, 2022.

2022 STIP Award

Based on Enerflex’s 2022 performance resulting in an overall enterprise score of 151.7% and combined with the regional results, the Company achieved a bonus pool at 135.0% of the “Projected Sum of Targets Total” (whereby all metrics are met to achieve a 100% funded pool). The HRC Committee and Board approved this bonus pool, and in the case of the CEO and the CFO, exercised discretion as per both the

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enterprise and individual performance results achieved (please refer to the Executive Profiles section above). Therefore, the 2022 STIP award payments to the NEOs were as follows:

NEO	STIP Target (1)	Potential Payout Range (1)	Potential Award Range ($) (2)	Overall Weighted Score Achieved (3)	Actual STIP Earned
					% (1)	$(2) (4)

Mr. Rossiter	125%	0% – 200%	$0 – $2,000,000	200%	250	2,000,000

Mr. Bishnoi	75%	0% – 200%	$0 –$727,500	200%	150	727,500

Ms. Martinez	70%	0% – 200%	$0 –$670,636	157%	110	526,928

Mr. Pyle	70%	0% – 200%	$0 –$847,407	143%	100	605,291

Mr. Stewart	70%	0% – 200%	$0 –$683,393	164%	115	559,471

Notes:

(1)	Rounded to the nearest integer and expressed in percent of base salary.

(2)	In dollars. Enerflex used the average rate for 2022 (USD$1.0000 = $1.3017) for calculation purposes.

(3)

As a percentage of STIP target, using the formula outlined under “Short-Term Incentive Plan Payout Calculation”, based on enterprise, regional, and individual performance results. Please refer to the “Executive Compensation” section for information regarding each’s NEO’s 2022 performance.

(4)	The 2022 STIP awards for all eligible employees, including NEOs, were based on actual salaries paid in the year.

LONG-TERM INCENTIVE PLANS

The Company’s long-term incentives reward employees for creating sustained Shareholder value with payout “at risk”. The significant elements of LTIP compensation awarded to NEOs, as a percentage of base salary, are PSUs and RSUs (typically settled in Shares purchased on the open market once vested for EMT members, including NEOs). These LTIP vehicles were chosen as their ultimate value moves with the share price, thereby aligning NEO experience with that of Shareholders. The following table provides information about the primary plans that comprise NEO long-term compensation:

The primary objective of the LTI Plans is to create long-term Shareholder value, directly linking executive compensation to the achievement of the Company’s long-term objectives.

LTI Plan	Features	Vesting	Recipients

PSUs

∎  PSUs, and any accrued dividends based thereon, are notional Shares, which are used to determine the value of potential future payments.

∎  The final number of PSUs that vest may vary from 0% to 200% of the initial grant (plus any accrued dividends) based on the three-year average of the LTIP performance metrics used to determine enterprise performance.

∎  The HRC Committee recommends the percent of PSUs to vest for Board approval. Enerflex, at its sole discretion, may satisfy its cash payment obligation under the PSU Plan, in whole or in part, by instructing an independent broker to acquire a number of fully paid Shares in the open market.

∎  PSUs cliff vest three years after the date of grant.

∎  In accordance with the Retirement Policy, the Board has discretion to accelerate vesting of PSUs upon a Board-approved retirement of an EMT member.

∎ Members of the EMT, including all NEOs.

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LTI Plan	Features	Vesting	Recipients

RSUs

∎  RSUs, and any accrued dividends based thereon, are notional Shares, which are used to determine the value of potential future payments.

∎  The final number of RSUs that vest (plus any accrued dividends) is based on the FMV of Enerflex Shares at the time of vesting.

∎  Once vested, Enerflex will satisfy its payment obligation under the RSU Plan for executives, including all NEOs, in whole, by instructing an independent broker to acquire a number of fully paid Shares in the open market on behalf of the participant. For all other participants, Enerflex, at its sole discretion, may satisfy its payment obligation under the RSU Plan in either cash or in fully paid Shares acquired in the open market.

∎  RSUs vest in equal tranches over three years after the date of grant.

∎  In accordance with the Retirement Policy, the Board has discretion to accelerate vesting of RSUs upon a Board-approved retirement of an EMT member.

∎ Members of the EMT, including all NEOs and other designated participants residing in the Eastern Hemisphere, Canadian, and Latin American regions.

The following table shows the percentage of base salary targeted to be awarded in the form of PSUs and RSUs, as a percentage of base salary:

Executive	Percentage of Base Salary
	LTIP Target	Granted in PSUs	Granted in RSUs

Mr. Rossiter	400%	200%	200%

Mr. Bishnoi	200%	100%	100%

Ms. Martinez	180%	90%	90%

Mr. Pyle	50%	25%	25%

Mr. Stewart	180%	90%	90%

2022 LTIP Grants

In 2022, as in previous years, when making incentive reward decisions, previous grants of LTIP compensation are considered to ensure equity among participants and market competitiveness. However, the current value of previous grants and any potential or realized loss or gain is not relevant nor considered when contemplating new grants. The table below sets forth the combined grant of PSUs and RSUs, as applicable, to the NEOs in 2022 as approved by the Board:

NEO	PSUs Granted (1)		RSUs Granted (1)		Total Value of Grants ($)
	$	# of Units	$	# of Units

Mr. Rossiter	1,600,000	254,372	1,600,000	254,372	3,200,000

Mr. Bishnoi	485,000	77,107	485,000	77,107	970,000

Ms. Martinez	430,261	68,404	430,261	68,404	860,522

Mr. Pyle	151,023	24,010	151,023	24,010	302,046

Mr. Stewart	438,444	69,705	438,444	69,705	876,889

2023 Management Information Circular	71

Note:

(1)	The FMV of Shares used in the PSU and RSU grants on August 16, 2022, was $6.29.

2022 PSU Award Payment

The overlapping performance cycles in the PSU Plan serve to encourage sustained performance over time. For grants prior to 2020, the future vesting and subsequent payout amount is determined by the three-year average of actual enterprise performance for ROCE, EBIT%, Absolute EBIT, and TRIR, as follows:

PSU Grant Date	Annual Performance Results			3-Year Average	Vesting Year
	2019	2020	2021

19 Aug 2019	168.7%	89.8%	76.6%	111.7%	2022

Note:

(1)

There were three different grant dates for the 2019 PSU to accommodate the regular grant (August 19, 2019), an additional performance grant for Mr. Rossiter (August 22, 2019) and the hiring of two new executives including Mr. Bishnoi (September 9, 2019). The FMV at the grant dates were $13.74, $13.15 and $12.40 respectively and, at the date of vesting, was $6.10.

After reviewing the 2022 results based on the three-year average performance for ROCE, EBIT%, Absolute EBIT, and TRIR for 2019, 2020, and 2021, the HRC Committee recommended, and the Board approved vesting all granted PSUs and dividends earned. In addition, with the performance result exceeding 100%, notional PSUs were used to calculate what would be payable to each eligible executive, including NEOs. Thus, the following PSU award payments, which occurred in August 2022, are based on fully vesting all PSUs and dividends accumulated, along with these notional PSUs:

NEO (1)	Amount Granted (2)		Dividends Earned (#)	Total Accumulated (#)	Notional Units (3) (#)	Total Vested (4) (#)	Payout ($)
	$	#

Mr. Rossiter	2,301,895	169,524	11,806	181,330	21,233	202,563	1,235,634

Mr. Bishnoi	477,827	38,534	2,311	40,845	4,783	45,628	278,331

Ms. Martinez	422,096	30,720	2,139	32,859	3,848	36,707	223,913

Mr. Pyle	147,870	10,757	748	11,505	1,347	12,852	78,397

Mr. Stewart	418,509	30,459	2,123	32,582	3,815	36,397	222,022

Notes:

(1)	At the time of the grant, Enerflex used the August 19, 2019, rate of USD$1.0000 = $1.3286.

(2)	Notional units were calculated by multiplying the total accumulated by the performance result to calculate the amount payable. No actual additional PSUs were granted/vested.

(3)	The total vested amount includes vested PSUs, notional units, and dividends for the purposes of calculating the payout amount.

While the performance result exceeded 100%, the change in FMV from the date of grant to the vesting date resulted in a vesting value 54% of the grant value of the PSUs, aligning the realized experience of the NEO to that of the Shareholder.

The Board may exercise discretion on awarding PSUs, and, in the absence of attaining performance goals may either increase or decrease awards on a discretionary basis. The Board has not exercised such discretion since the inception of the plan in 2013.

2023 Management Information Circular	72

PSU Plan Updates

Enerflex has chosen to use internal metrics as opposed to external relativity metrics to ensure compensation payouts are reflective of enterprise performance and not influenced by factors outside of the control of management, such as commodity prices. Historically, Enerflex’s targets for STIP were also used to measure performance for PSUs: the three-year average of overall enterprise performance for ROCE, Absolute EBIT, EBIT%, and TRIR determined the PSU payout at vesting.

In 2020, Enerflex set specific metrics for the PSU grants, including ROCE at 10% and a gEPS metric at 8% over three years. The priority for 2023 will be on executing on the integration strategy of repaying debt following the closing of the transaction with Exterran. For this reason, the HRC Committee concluded the performance measures for PSUs granted in 2022 would focus on 2023 and 2024 cumulative Adjusted EBITDA and Net Debt at the end of 2024. The HRCC has determined, considering the recently completed acquisition of Exterran Corporation, it is in the best interests of the Company to adopt these new metrics and targets for the 2022 grant. Additionally, the HRC Committee set the performance threshold, target and stretch goals to be used to determine the payout of PSUs at vesting.

There remain overlapping performance cycles in the PSU Plan that continue to encourage sustained performance over time. The PSU Plan has a three-year cliff vesting schedule and the metrics will apply to PSUs granted in 2022 with the performance period being measured on the integrated enterprise results commencing in 2023 and continuing through to 2024. As with the STIP, the HRC Committee will continue to review both the metrics and the target measures for appropriateness and relevance on an annual basis, conferring with the Audit Committee to conduct a line-by-line reconciliation of performance results with financial results.

2022 RSU Award Settlement

Once vested, Enerflex will typically satisfy its payment obligation under the RSU Plan for executives, including all NEOs, in whole, by instructing an independent broker to acquire a number of fully paid Shares in the open market on behalf of the participants, using the after-tax value of the vested RSUs. For 2022, two RSU tranches vested. The FMV at the grant date of the 2020 grant was $5.51 and the FMV of the 2021 RSU grant was $7.85 at grant and $6.10 at the date of vesting. The vesting RSU awards were settled as follows:

NEO	Amount Granted in 2020 (#) (1)	Amount Granted in 2021 (#) (1)	Dividends Earned (#)	Total Accumulated (#)	Vested to Date (#)	Units Vested in 2022 (#) (2)	Settled in Shares (3)
							#	$

Mr. Rossiter	127,609	89,570	3,758	220,937	43,043	73,826	38,388	234,167

Mr. Bishnoi	43,040	30,210	1,267	74,517	14,518	24,897	12,945	78,965

Ms. Martinez	38,835	25,942	1,126	65,903	13,099	22,021	16,658	101,614

Mr. Pyle	13,599	9,085	394	23,708	4,587	7,710	7,710	47,031

Mr. Stewart	38,506	25,722	1,119	65,437	12,988	21,838	17,032	103,895

Notes:

(1)	At the time of the grants, Enerflex used the August 16, 2021, rate of USD$1.0000 = $1.2569 and the August 17, 2020, rate of USD$1.0000 = $1.3207.

(2)	The total vested amount includes vested RSUs, and dividends earned for the purposes of calculating the payout amount.

(3)	The total settled in stock reflects the number of Enerflex Shares purchased on the open market on behalf of the NEO by an independent broker using after-tax values.

2023 Management Information Circular	73

RETIREMENT AND PENSION PROGRAMS

The Enerflex retirement and pension programs are designed to attract and retain employees, providing an important source of income at retirement.

Enerflex offers two retirement savings programs:

∎	Pension plans through a DCPP in Canada and a 401(k)-matched savings plan in the U.S.A., collectively the DCP, open to eligible employees of the Company and certain of its subsidiaries; and

∎	SERP in Canada and the U.S.A., offered to key employees, including NEOs.

Enerflex maintains the DCP to provide periodic payments to eligible employees of Enerflex and certain of its subsidiaries after retirement and until death in respect of their service as employees. Each NEO participates in the DCP on substantially the same terms as all employees of Enerflex.

Under the terms of each DCP, contributions totaling 5% of pensionable earnings are made into an account for each employee who does not participate in the SERP. For key employees, including NEOs participating in the SERP, the contributions made to each employee’s account by Enerflex totals 10% of pensionable earnings plus an amount equal to 10% of the lesser of the actual or target payout under the STI Plan. Within the DCP, Enerflex makes a specified number of investment options available. Enerflex contributes to the DCP up to the limits permitted under a DCPP or 401(k) Plan, as applicable.

The SERP was designed to complement the DCP where Income Tax Act (Canada) rules and Internal Revenue Code (U.S.A.) rules limit the amount of money that can be contributed annually to a registered pension plan on the employee’s behalf.

Interest income for any particular year is credited to each individual’s supplementary account at the end of each fiscal year, based on a rate equivalent to the lesser of: (a) the prior year’s annual rate of increase in the Canadian consumer price index plus 4%; and (b) 9%, multiplied by the beginning account balance for such year. Enerflex’s contributions vest after two years of participation in the SERP. As the annual rate of increase in the Canadian consumer price index in the 2022 fiscal year was 6.3% the applicable rate applied to the account balance for 2022 was 9.0%. The total 2022 SERP contributions, including interest earned, were $812,976. The accrued liability under the SERP is $3,189,783 as of December 31, 2022.

2022 Pension Plan Benefits

The following table sets forth the pension benefits for the NEOs under the DCP and/or SERP as of December 31, 2022:

NEO	Accumulated Value at the Start of the Year (1) ($)	Compensatory (2) ($)	Accumulated Value at the End of the Year (3) ($)

Mr. Rossiter	2,040,635	268,931	2,255,241

Mr. Bishnoi	194,335	88,705	281,645

Ms. Martinez	1,285,321	122,978	1,378,024

Mr. Pyle (4)	590,378	99,386	689,764

Mr. Stewart	1,030,216	127,142	1,138,699

Notes:

(1)

Accumulated value of DCPP or 401(k) (employer and employee contributions) plus SERP balance (including interest) at the start of 2022. The accumulated value at the start of the year uses the 2022 year-end rate of USD$1.000 = $1.2678.

2023 Management Information Circular	74

(2)	2021 DCPP, 401(k), and SERP employer contributions plus interest. All contributions use the 2022 average rate of USD$1.0000 = $1.3017.

(3)	Includes investment gains and losses. The accumulated value at the end of the year uses the 2022 year-end rate of USD$1.0000 = $1.3544).

(4)

Mr. Pyle’s accumulated values reflect DSU grants in lieu of his participation in the SERP. As an Australian citizen on an expatriate assignment in the U.A.E. where a pension plan arrangement does not exist, 9.25% of actual 2022 salary plus STIP at target is reflective of superannuation were Mr. Pyle’s employment located in Australia.

BENEFITS AND PERQUISITES

Enerflex provides executive benefits and perquisites to NEOs within a competitive total compensation package. The perquisites provided to the NEOs consist of an executive medical benefits allowance, financial and legal consulting services, life insurance premiums, automobile allowances and associated expenses, and club membership dues (the value of all, except for the medical benefits, is included as taxable income to the executive). The HRC Committee does not believe that these perquisites and benefits represent a significant portion of the NEOs’ compensation packages. Further, such perquisites are limited in amount with restricted eligibility. The HRC Committee recognizes these benefits assist Enerflex in achieving its goal of supporting the health and wellbeing of its executives such that they can devote the time and energy necessary to the Company’s business, continuing its growth and development. In 2022, perquisites and other benefits averaged 2.9% of total direct compensation for executives, including NEOs. For specific details, please refer to the “Summary Compensation Table”.

SHARE OWNERSHIP GUIDELINES

Enerflex has Share Ownership Guidelines in place for all executives, including NEOs. Enerflex believes that the interests of Shareholders and NEOs are better aligned when executives directly hold securities of the Company.

Under the Share Ownership Guidelines, Shares, RSUs (that settle in Shares), and DSUs owned by the executive count towards the ownership requirements. Enerflex DSUs are a notional unit equal to the value of an Enerflex common share and although such DSUs are non-voting, the holder is exposed to all the same economic risks and rewards as a holder of Enerflex common share. Options, PSEs, PSUs, and RSUs settled in cash are not included. Executives are expected to meet the share ownership requirement within five years of appointment to their executive position. If the ownership requirements are further increased due to promotion, an increase to base salary greater than or equal to 15% and/or a policy change, the executive must meet the new guideline within three years as of the ownership requirement increase. When a salary increase is less than 15% of base pay, the executive must achieve the ownership threshold within one year. The HRC Committee annually reviews the Share Ownership Guidelines for the executives and updates as applicable.

In 2021, the Committee approved an increase in ownership requirements for the CEO from three times base salary to five times, and for the CFO from two times base salary to three times. Due to this increase in ownership requirements, the Board of Directed approved a three-year extension to the timeline for Mr. Rossiter and Mr. Bishnoi to meet these new requirements. The following table summarizes the share ownership attained for each current NEO as of December 31, 2022:

2023 Management Information Circular	75

NEO	Share Ownership Requirement		Total Ownership Attained (1) ($)	Requirement Achieved
	Multiple of Base Pay	$ Amount

Mr. Rossiter	5 x	4,000,000	5,570,635	Yes

Mr. Bishnoi	3 x	1,455,000	1,307,328	On Track (2)

Ms. Martinez	2 x	958,051	2,026,855	Yes

Mr. Pyle	2 x	1,210,581	1,875,367	Yes

Mr. Stewart	2 x	976,275	1,941,208	Yes

Notes:

(1)

The value of a Share, RSU, or DSU held by a NEO is calculated as the greater of the value of the security on the grant or acquisition date, and the closing price of $8.54 of the security as of December 31, 2022.

(2)	Pursuant to the Share Ownership Guidelines, Mr. Bishnoi has until August 4, 2027, to achieve his ownership requirements and is on track to do so.

ANTI-HEDGING PROTECTION

The Insider Trading Policy prohibits directors, officers, employees, and consultants of Enerflex, as well as anyone else who qualifies as an insider under applicable securities laws, from engaging in transactions that could reduce or limit their economic risk with respect to their holdings of securities of Enerflex, including Shares, Options, PSEs, PSUs, DSUs, and RSUs.

The Company does not permit hedging of any Enerflex securities.

Prohibited transactions include hedging strategies, equity monetization transactions, transactions using short sales, puts, calls, exchange contracts, derivatives, and other types of financial instruments (including, but not limited to, prepaid variable forward contracts, equity swaps, collars, and exchange funds), and limited recourse loans to the directors or executives secured by Shares.

CLAWBACK POLICY

The Enerflex Executive Compensation Clawback Policy applies to current and former executives of Enerflex and provides in the event that:

∎	the Company has materially restated the financial information; and

∎	the Board has granted incentive compensation based on the achievement of results in the financial information originally filed; and

∎	the executive engaged in fraud or intentional misconduct that caused or substantially contributed to such restatement; and

∎	the Board has determined that it is in the best interests of the Enerflex to require the executive to reimburse or forfeit incentive compensation received; then the Board shall seek reimbursement or forfeiture of the excess incentive compensation paid during the three-year period preceding the date on which the restatement is filed. Incentive compensation under the policy includes any short- or long-term incentive and retention-based compensation, including bonuses, Options, PSEs, RSUs, and PSUs approved, awarded, or granted to the executive, the amount, payment and/or vesting of which was based wholly or in part on the achievement of results set forth in the financial statements.

2023 Management Information Circular	76

SUMMARY COMPENSATION TABLE

The following table sets forth information concerning the compensation provided by Enerflex or a subsidiary thereof to each NEO for the 2020, 2021, and 2022 fiscal years.

NEO / Year (1) (5) (6) (7)	Salary ($)	Share- Based Awards (2) ($)	Option- Based Awards (3) ($)	Annual Incentive Plans ($)	Long Term Incentive Plans ($)	Pension Value ($)	All Other Compensation (4) ($)	Total Compensation ($)

Marc Rossiter, President and Chief Executive Officer

2022	800,000	3,282,470	-	2,000,000	-	268,931	70,506	6,421,908

2021	712,500	2,168,748	703,126	527,800	-	193,469	59,072	4,364,715

2020	712,500	2,197,441	703,125	711,300	-	178,486	258,382	4,761,234

Sanjay Bishnoi, Senior Vice President, Chief Financial Officer

2022	485,000	993,240	-	727,500	-	88,705	47,721	2,342,167

2021	450,585	726,595	237,151	238,900	-	68,281	64,264	1,785,776

2020	450,585	724,536	237,149	332,010	-	71,291	362,385	2,177,956

Patricia Martinez, Chief Energy Transition Officer

2022 (6)	479,026	886,608	-	526,928	-	122,978	86,080	2,101,620

2021 (7)	428,825	630,375	203,646	225,541	-	97,315	65,045	1,650,747

2020 (8)	458,754	685,816	213,983	386,869	-	90,683	77,143	1,913,248

Phil Pyle, President, Eastern Hemisphere

2022 (6)	605,291	314,568	-	605,291	-	99,386	344,608	1,969,143

2021 (7)	540,602	222,667	71,313	322,076	-	79,798	347,831	1,584,285

2020 (8)	578,332	241,539	74,934	295,254	-	80,807	407,223	1,678,089

Gregory Stewart, President, U.S.A.

2022 (6)	488,138	900,429	-	559,471	-	127,142	49,728	2,124,907

2021 (7)	426,738	623,163	201,920	207,237	-	97,858	89,590	1,646,507

2020 (8)	454,868	666,151	212,171	309,348	-	95,161	164,550	1,902,248

Notes:

(1)

Enerflex is required to report all amounts in Canadian dollars which is the same currency used for financial reporting purposes. Unless otherwise stated, US dollar compensation for Messrs. Rossiter, Pyle, and Stewart, and Ms. Martinez, has been converted to Canadian dollars.

(2)

This column aggregates the theoretical expected value of PSUs, DSUs, and RSUs and notional dividends earned thereon. The value of the PSU, DSU, and RSU awards (collectively the “share-based awards”) is calculated as the sum of the applicable grant date fair value of each share-based award plus notional dividends earned thereon. The determination of fair value for share-based awards in this column is consistent with the accounting treatment of share-based awards. This column does not include STI Plan DSU elections (these are set out under the column “Annual Incentive Plans”); however, it does include dividends earned on STI Plan DSU elections. The fair value is calculated by multiplying the number of share-based awards by the FMV as of the grant date and by multiplying the number of notional dividends by the FMV as of the dividend payment date.

(3)	Enerflex uses the Black-Scholes method of valuation to derive the grant date fair value for the Option grants. No Option grants were made in 2022.

Option Grant	Exercise Price ($)	BSV ($)	Expected Life (Years)	Volatility (%)	Dividend Yield (%)	Risk Free Rate (%)	Forfeiture Rate (%)

2021	7.85	2.89	5.26	44.4	1.0	1.1	3.9

2020	5.51	2.15	5.34	43.6	1.4	0.5	3.6

2023 Management Information Circular	77

(4)

“All Other Compensation” for 2022 reflects perquisites that in aggregate are worth $50,000 or more or are worth 10% or more of an NEO’s salary for the year. The perquisites paid to the NEOs in 2022 include but are not limited to the following:

∎	Mr. Rossiter: $17,200 automobile allowance, $26,803 medical allowance, $20,000 financial planning/legal allowance, and $5,630 memberships.

∎	Mr. Bishnoi: $16,200 automobile allowance, $16,000 medical allowance, $3,753 memberships, and $11,768 for tax assistance.

∎	Ms. Martinez: $21,088 automobile allowance, $15,594 medical allowance, $13,017 financial planning/legal allowance, $21,607 memberships, and $14,774 for education plan.

∎

Mr. Pyle: $49,920 vehicle allowance, $14,786 medical allowance, $12,947 financial planning/legal allowance, $11,614 memberships, $255,341 location-related allowances (due to his expatriate assignment).

∎	Mr. Stewart: $21,088 automobile allowance, $15,974 medical allowance, and $12,666 for tax and immigration assistance.

(5)	Converting US dollars to Canadian dollars for 2022, the average rate was used was USD$1.0000 = $1.3017.

(6)

Converting US dollars to Canadian dollars for 2021, the average rate was used was USD$1.0000 = $1.2537. Additionally, converting Mr. Pyle’s 2021 expenses from Australian dollars to Canadian dollars, the average rate was used was AED$1.0000 = $0.3412, as applicable.

(7)

Converting US dollars to Canadian dollars for 2020, the average rate was used was USD$1.0000 = $1.3412. Additionally, converting Mr. Pyle’s 2020 expenses from Australian dollars to Canadian dollars, the average rate was used was AED$1.0000 = $0.3650, as applicable.

OUTSTANDING SHARE-BASED AWARDS AND OPTION-BASED AWARDS

In the following table, reflecting outstanding awards at the end of 2022, Share-based awards refer to PSUs, DSUs, and RSUs. Option-based awards include all unexercised Options and unvested PSEs.

NEO / Grant Date	Option-Based Awards				Share-Based Awards
	# of Securities (1,2)	Exercise Price ($) (3)	Expiration Date	Value of In- The-Money Unexercised Options (4)	# of Unvested Units (5)	Market / Payout Value of:
						Unvested (6)	Vested Not Paid Out (7)
Marc Rossiter
16-Aug-21	243,684	7.85	15-Aug-28	$1,022,708	1,057,954	$7,536,185	$782,042
17-Aug-20	282,035	5.51	15-Aug-27
19-Aug-19	205,381	13.74	15-Aug-26
20-Aug-18	159,606	16.12	9-Aug-25
21-Aug-17	108,072	15.75	9-Aug-24
12-Aug-16	79,906	13.27	9-Aug-23
Sanjay Bishnoi
16-Aug-21	82,190	7.85	15-Aug-28	$390,926	339,454	$2,418,174	-
17-Aug-20	110,302	5.51	15-Aug-27
9-Sept-19	160,345	12.40	15-Aug-26
Patricia Martinez
16-Aug-21	70,578	7.85	15-Aug-28	$350,266	300,381	$2,150,033	$500,427
17-Aug-20	99,527	5.51	15-Aug-27
19-Aug-19	145,550	13.74	15-Aug-26
20-Aug-18	98,254	16.12	9-Aug-25
21-Aug-17	76,852	15.75	9-Aug-24
12-Aug-16	41,095	13.27	9-Aug-23

2023 Management Information Circular	78

NEO / Grant Date	Option-Based Awards				Share-Based Awards
	# of Securities (1,2)	Exercise Price ($) (3)	Expiration Date	Value of In- The-Money Unexercised Options (4)	# of Unvested Units (5)	Market / Payout Value of:
						Unvested (6)	Vested Not Paid Out (7)
Phil Pyle
16-Aug-21	24,715	7.85	15-Aug-28	$122,568	105,301	$753,704	$492,835
17-Aug-20	34,853	5.51	15-Aug-27
19-Aug-19	50,968	13.74	15-Aug-26
20-Aug-18	34,996	16.12	9-Aug-25
21-Aug-17	27,352	15.75	9-Aug-24
12-Aug-16	27,397	13.27	9-Aug-23
Gregory Stewart
16-Aug-21	69,980	7.85	15-Aug-28	$347,299	301,596	$2,158,574	$293,964
17-Aug-20	98,684	5.51	15-Aug-27
19-Aug-19	114,313	13.74	15-Aug-26
20-Aug-18	95,764	16.12	9-Aug-25
21-Aug-17	54,377	15.75	9-Aug-24
12-Aug-16	47,703	13.27	9-Aug-23

Notes:

(1)	This column includes the number of securities underlying unexercised Options or PSEs. The PSE award being applicable to Mr. Pyle only.

(2)	Mr. Rossiter exercised 45,000 options in 2022. No PSEs were exercised in 2022. All options vesting in 2022 were underwater except for the August 17, 2020, and the August 16, 2021, grants.

(3)	For Option or PSE grants, the exercise price is the FMV immediately preceding the date of grant.

(4)	The in-the-money value of unexercised Options or PSEs is calculated using the difference between the exercise price of the Options and the closing market price of $8.54 on December 31, 2022.

(5)

This column includes the number of Share-based unvested awards. The number shown reflects all awarded PSUs and RSUs held by NEOs (including notional dividends paid) as of December 31, 2022. Such PSUs do not vest until 2023, 2024, or 2025 as applicable. The RSUs granted in 2020, 2021, and 2022 vest in three equal tranches on the anniversary of the grant date.

(6)

For PSUs granted in 2020, 2021, and 2022 and for the RSUs granted in 2020, 2021, and 2022, the values above were calculated using the closing market price of $8.54 on December 31, 2022. PSUs granted in 2022 were assumed to be at target performance for 2023 and 2024; those granted in 2021 were assumed to be at target performance for 2023. For PSUs granted in 2020, the values reflect 111.7%% PSU scorecard result: the average performance for 2020, 2021, and 2022. Please refer to the section titled “2022 PSU Award Payment” for further details.

(7)

This column includes the number of Share-based vested awards that are not paid out or distributed. The amounts shown reflect the value of all accumulated DSUs and notional dividends credited as of December 31, 2022, using a closing market price of $8.54.

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INCENTIVE PLAN AWARDS — VALUE VESTED OR EARNED DURING THE YEAR

The following table sets forth information regarding the value of vested Option-based awards, share-based awards, and non-equity incentive plan compensation for each of the NEOs in 2022:

NEO	Value Vested During the Year
	Option-Based Awards (1) ($)	Share-Based Awards (2) ($)	Non-Equity Incentive Plan Compensation (3) ($)

Mr. Rossiter	55,596	1,695,417	2,000,000

Mr. Bishnoi	18,751	430,203	727,500

Ms. Martinez	16,919	364,281	526,928

Mr. Pyle	5,925	214,071	605,291

Mr. Stewart	16,776	358,789	559,471

Notes:

(1)

The value vested during the year is calculated on the assumption that all Options and PSEs that vested in 2022 were exercised on their respective vesting dates. If the vesting date was a holiday, the closing price of Shares on the nearest preceding trading day was used. The closing price for Options that vested on August 9, 2022, was $5.58 and on August 15, 2022, was $6.36. All Options vesting in 2022 were underwater except for the August 17, 2020, and the August 16, 2021, grants.

(2)

The value shown reflects the value of vested PSU and RSU awards. The RSUs were settled in Enerflex Shares purchased on the open market. It also includes any DSU awards, and notional dividends accumulated in 2022, based on the closing price of Shares on the TSX on the vesting date. The closing price on the TSX on the date DSUs were awarded to Mr. Pyle was $8.06. For the notional dividends accumulated, the closing price on the applicable dividend payment date was used.

(3)

Non-equity incentive plan compensation refers to awards earned under the STIP in 2022. The award is paid in 2022. The dollar amount noted does not consider the effect of any elections to have all or a portion of the STIP paid in the form of DSUs, although no NEOs elected DSUs for the 2022 STIP.

PAYMENTS ON TERMINATION OTHER THAN IN CONNECTION WITH A CHANGE OF CONTROL

Other than in connection with a change of control, as discussed below under the heading “Payments on Termination and in Connection with a Change of Control”, Enerflex does not have any employment or other agreements or arrangements that provide for payments to be made to executive officers following a termination of employment, and Enerflex does not have a formal severance policy for the NEOs. However, the NEOs will receive certain benefits under Enerflex’s compensation plans and programs upon termination of employment, absent a change of control, as follows:

Resignation, Termination without Cause	Termination with Cause	Retirement	Death

Base Salary

Ends as of the resignation date.	Ends as of the termination date.	Ends as of the retirement date.	Ends as of the date of death.

Benefits

Pending local legislation, ends as of the resignation date.	Ends as of the termination date.	Ends as of the retirement date.	Ends as of the date of death. Certain benefits may be extended to eligible dependents in accordance with plan provisions.

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Resignation, Termination without Cause	Termination with Cause	Retirement	Death

DSU Plan

DSUs are paid out within 60 days of the resignation or termination date.	DSUs are paid out within 60 days of the termination date.	DSUs are paid out no later than the last day of the calendar year following the year of retirement.	DSUs are paid out within 60 days of death.

Option Plan

Ends as of the resignation date and no payment is made.	Ends as of the resignation date and no payment is made.	Ends as of the retirement date and no payment is made, but the Board has discretion to approve a retirement bonus in lieu of any current year STIP entitlements, in accordance with the Retirement Policy.	Estate receives pro-rated amount based on proportion of the fiscal year completed as of the date of death.

Perquisites

Ends as of the resignation date.	Ends as of the resignation date.	Ends as of the resignation date.	Ends as of the resignation date.

Pension Plan

The employee receives all employee and Company contributions.	The employee receives all employee and Company contributions.	The employee receives all employee and Company contributions.	The employee receives all employee and Company contributions.

PSU Plan

Subject to Board discretion, all unvested PSUs are forfeited, provided that in the case of termination without cause, any PSUs that would have vested within 60 days of such termination are deemed to be vested. Vested PSUs are paid out within 60 days of resignation or termination.

	Subject to Board discretion, all unvested PSUs are forfeited. Vested PSUs are paid out within 60 days of the termination date.	All unvested PSUs are forfeited unless the Board approves any accelerated vesting in accordance with the Retirement Policy. Vested PSUs are paid out within 60 days of the retirement date.	All unvested PSUs vest and are payable based on average performance measures for the period that has elapsed between the award date and the date of death.

RSU Plan

Subject to Board discretion, all unvested RSUs are forfeited, provided that in the case of termination without cause, any RSUs that would have vested within 60 days of such termination are deemed to be vested. Vested RSUs are paid out within 60 days of the resignation / termination.

	Subject to Board discretion, all unvested RSUs are forfeited. Vested RSUs are paid out within 60 days of the termination date.	All unvested RSUs are forfeited, but the Board has discretion to approve a retirement bonus up to the value of the forfeited RSUs, in accordance with the Retirement Policy. Vested RSUs are paid out within 60 days of the termination date.	Unvested RSUs fully vest and are paid out within 60 days of the date of death.

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Resignation, Termination without Cause	Termination with Cause	Retirement	Death

PSE Plan

Unvested PSEs are forfeited as of the resignation date. Vested PSEs are exercisable any time within 90 days of the resignation or termination date.	All vested and unvested PSEs terminate immediately.	Unvested PSEs are forfeited as of the retirement date and vested PSEs are exercisable any time within 90 days of the retirement date. For EMT participants, subject to conditions imposed by the Board, unvested PSEs fully vest on the second anniversary of the retirement date and are exercisable within three years of the retirement date.	Unvested PSEs fully vest and are exercisable at any time within 120 days of the date of death.

STI Plan

Ends as of the resignation date and no payment is made.	Ends as of the termination date and no payment is made.	Ends as of the retirement date and no payment is made, but the Board has discretion to approve a retirement bonus in lieu of any current year STIP entitlements, in accordance with the Retirement Policy.	Estate receives pro-rated amount based on proportion of the fiscal year completed as of the date of death.

PAYMENTS ON TERMINATION AND IN CONNECTION WITH A CHANGE OF CONTROL

Each of the NEOs has a five-year renewable change of control agreement in place with the Company (the “Change of Control Agreements”).

For purposes of the Change of Control Agreements, a “Control Change” will occur if:

(i)	an individual or group acquires securities of Enerflex or associated rights that attach voting rights sufficient to cast more than 35% of the votes to elect directors of Enerflex; or

(ii)	incumbent directors cease to constitute a majority of the Board of Enerflex; or

(iii)

approval by Shareholders of a transaction pursuant to which the Shareholders immediately prior to the transaction do not immediately after completion of the transaction hold Shares entitling them to cast more than 50% of the votes attached to Shares in the capital of the continuing corporation to elect directors of that corporation; or

(iv)

a liquidation, dissolution, or winding up of Enerflex, or sale, lease, or other disposition of all or substantially all the assets of Enerflex (other than to a subsidiary or which does not result in a change in the ultimate Shareholders of Enerflex or such subsidiary).

Pursuant to the Change of Control Agreements:

∎	“Just Cause” for dismissal will arise in the event of willful failure to perform duties, willfully engaging in any act, which is injurious to Enerflex, or willfully engaging in certain illegal acts.

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n	“Good Reason” will arise if Enerflex or its subsidiaries:

(i)	materially reduces or modifies the executive’s position, responsibilities, or authority, or the executive is effectively prevented from carrying out duties;

(ii)

reduces any form of remuneration of the executive, adversely changes the basis upon which such remuneration is determined or fails to increase remuneration in a manner consistent with policies prior to a Control Change;

(iii)

fails to continue in effect any benefits, bonus, compensation plan, stock option plan or other purchase plan, life insurance, disability plan, pension plan, or retirement plan which the executive is participating in or entitled to participate in prior to the Control Change, or fails to take action or takes action which adversely affects these rights;

(iv)	relocates the executive from the location of employment prior to the Control Change;

(v)	takes action to deprive the executive of any material fringe or other benefit or entitlement enjoyed before the Control Change; or

(vi)	breaches the Change of Control Agreements.

n

“Disability” means an executive’s failure to perform substantially his duties for the Company on a full-time basis for a period of six months out of any 18-month period where such inability is a result of a physical or mental illness or disability.

n	“Retirement” means retirement by an executive the date on which he/she turns 65 years of age.

n	“Change of Control Period” means the three-year period following a Control Change.

n	A “Trigger Event” occurs where the executive’s employment is terminated:

(i)	subsequent to a Control Change during the Change of Control Period; or

(ii)	prior to the date on which a Control Change occurs; and

(iii)

it is reasonably demonstrated that such termination was at the request of a third party who has taken steps reasonably calculated to effect a Control Change or otherwise arose in connection with or anticipation of a Control Change.

If a Trigger Event occurs and the executive’s employment is terminated by Enerflex other than for Just Cause, Disability, Retirement, or death; or by the executive for Good Reason, the executive is entitled to the following payments by the Company, within 10 days of such termination:

(i)	the portion of the annual salary earned by or payable to the executive and other amounts that the executive is entitled to receive as of the date of termination;

(ii)	two times the sum of the annual base salary (the “Two-Year Salary”);

(iii)	an amount equal to 15% of the Two-Year Salary, as compensation for the loss of benefits;

(iv)	an amount equal to two times the average annual bonus over the previous 24 months;

(v)	equity security treatment in accordance with the applicable equity policies or plans of the Company as of the date of termination; and

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(vi)

an amount on account of pension benefits to which he/she otherwise would have been entitled plus any pension benefits to which the executive would be entitled had his/her employment continued until the earlier of his/her normal retirement, death, or two years following the date of termination.

If a Trigger Event occurs and the executive’s employment is terminated by Enerflex for Just Cause, or by the executive other than for Good Reason, Enerflex must pay the portion of the annual salary earned by or payable to the executive and other amounts that he/she is entitled to receive as of the date of termination.

If a Trigger Event occurs for reasons of Retirement, death, or Disability, the executive or his/her family shall be entitled to receive the applicable benefits in a manner consistent with and at least equal to those provided by Enerflex to senior executives as at such date of termination.

Under the PSU Plan, if a Trigger Event occurs and termination of employment was for any reason whatsoever other than death or Just Cause, the unvested outstanding PSU awards immediately vests (at 100% or such higher percent as may be determined by the Board). The Board also has discretion under this Plan to accelerate vesting of any or all outstanding PSUs upon the completion of a Control Change. Under the RSU Plan, if a Trigger Event occurs and such termination of employment was for any reason whatsoever other than death or Just Cause, all unvested RSUs immediately vest.

The Board also has discretion under the RSU Plan to accelerate the vesting of any or all outstanding RSUs upon the completion of a Control Change.

Under the Option Plan and under the PSE Plan, if a Trigger Event occurs and such termination of employment was for any reason whatsoever other than death, Just Cause or voluntary resignation, all unvested Options and PSEs, respectively, immediately vest.

The following table illustrates the incremental payments that would be received by each NEO under the specified circumstance. For the purposes of this table, the termination date of each NEO and the date of the change of control event, as applicable, is assumed to be December 31, 2022, and the value of Shares reflects the December 31, 2022, closing market price of $8.54.

NEO	Change of Control and Termination ($)	Termination with Cause	Termination without Cause (1)	Retirement ($)

Marc Rossiter

Severance (2,3)	1,600,000	(4)	(4)	-

Bonus (5)	2,527,800	-	-	-

Benefits and Pension (6)	777,862	-	-	-

Option-Based Awards (unvested and accelerated) (7)	729,064	-	-	-

Share-Based Awards (unvested and accelerated) (8)	9,034,927	-	-	-

Total Payment	14,669,653	-	-	-

Sanjay Bishnoi

Severance (2,3)	970,000	(4)	(4)	-

Bonus (5)	966,400	-	-	-

Benefits and Pension (6)	322,911	-	-	-

Option-Based Awards (unvested and accelerated) (7)	245,897	-	-	-

Share-Based Awards (unvested and accelerated) (8)	2,898,937	-	-	-

Total Payment	5,404,145	-	-	-

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NEO	Change of Control and Termination ($)	Termination with Cause	Termination without Cause (1)	Retirement ($)

Patricia Martinez (9)

Severance (2,3)	958,051	(4)	(4)	-

Bonus (5)	761,104	-	-	-

Benefits and Pension (6)	389,664	-	-	-

Option-Based Awards (unvested and accelerated) (7)	219,899	-	-	-

Share-Based Awards (unvested and accelerated) (8)	2,565,254	-	-	-

Total Payment	4,893,971	-	-	-

Philip A.J. Pyle (9)

Severance (2,3)	1,210,581	(4)	(4)	-

Bonus (5)	939,697	-	-	6,509 (10)

Benefits and Pension (6)	371,951	-	-	-

Option-Based Awards (unvested and accelerated) (7)	77,006	-	-	-

Share-Based Awards (unvested and accelerated) (8)	899,271	-	-	299,757 (13)

Total Payment	3,498,506	-	-	306,265

Gregory Stewart (9)

Severance (2,3)	976,275	(4)	(4)	-

Bonus (5)	774,642	-	-	6,509 (10)

Benefits and Pension (6)	400,725	-	-	(11)

Option-Based Awards (unvested and accelerated) (7)	218,035	-	-	(12)

Share-Based Awards (unvested and accelerated) (8)	2,575,630	-	-	1,717,087 (13)

Total Payment	4,945,307	-	-	1,723,595

Notes:

(1)

“Termination without Cause” includes termination without cause by Enerflex and resignation by the NEO but does not include any retirement that qualifies as normal or early retirement under the Retirement Policy.

(2)	Enerflex has a Change of Control Agreement with each NEO but does not have employment agreements with any of its NEOs.

(3)	The amount shown is equal to two times the annual base salary pursuant to the NEO’s Change of Control Agreement.

(4)	Any severance amount would be as determined under applicable law.

(5)	The amount shown is an amount equal to two times the average annual bonus earned in the 24 months preceding the date of termination, pursuant to the NEO’s Change of Control Agreement.

(6)

The amount shown is equal to 15% of two times the annual base salary as compensation for the loss of benefits plus the equivalent of any pension benefits to which the NEO would have been entitled had the NEO’s employment continued for two years following the date of termination, pursuant to the NEO’s Change of Control Agreement.

(7)

Value shown includes the incremental value of “in-the-money” unvested Options/PSEs as of December 31, 2022, calculated using the closing market price of a Share on December 31, 2022. The in-the-money amount with respect to Options/PSEs is the positive difference (if any) of the closing market price of a Share on December 31, 2022, and the exercise price of the award. In the event of a Control Change and termination, all unvested Options/PSEs vest. For a termination with cause, all vested and unvested Options/PSEs are forfeited. For a termination without cause, unvested Options/PSEs are forfeited, and vested Options/PSEs must be exercised within 90 days.

(8)

Value shown includes the incremental value of all unvested PSU and RSU awards calculated by using the closing market price of a Share on December 31, 2022, in accordance with the applicable plan provisions.

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(9)	Messrs. Pyle and Stewart, and Ms. Martinez’s US dollars compensation has been converted to Canadian dollars using the average rate for 2022 (USD$1.0000 = $1.3017).

(10)

The amount shown reflects the retirement bonus based on years of service pursuant to the terms of the Retirement Policy in effect as of December 31, 2022. The amount of any retirement bonus for an executive officer is subject to Board discretion. Mr. Stewart and Mr. Pyle are the two NEO whose retirement effective December 31, 2022, would qualify as an early retirement under the Retirement Policy. If Messrs. Rossiter, Bishnoi, or Ms. Martinez retired effective December 31, 2022, their retirement would be treated as a resignation (see the “Termination without Cause” column in the table above).

(11)	In the absence of a retiree benefit program and under special circumstances, the Board has discretion to provide up to 15% of the annual base salary as compensation for the loss of benefits.

(12)

No Options would be early vested as of the retirement date. Pursuant to the terms of the Option Plan, all unvested Options continue to vest during the two-year period following the retirement date; on the second anniversary of the retirement date any unvested Options immediately vest; and the NEO has three years from the retirement date to exercise any vested Options.

(13)

Value shown reflects the value of 1/3 unvested PSUs and RSUs held by Mr. Pyle and the value of 2/3 unvested PSUs and RSUs held by Mr. Stewart, which would be early vested in accordance with the provisions of the Retirement Policy, subject to Board discretion to vest all outstanding PSUs and RSUs. Neither Mr. Pyle nor Mr. Stewart had vested PSU or RSU awards on December 31, 2022.

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ADDITIONAL COMPENSATION PLAN INFORMATION

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Option Plan is the Company’s only compensation plan under which equity securities have been authorized for issuance. As of December 31, 2022, there were 3,089,229 Options outstanding under the Option Plan (representing 2.5% of the issued and outstanding Shares), the details of which are as follows:

Plan Category	# of Securities to be Issued Upon Exercise of Outstanding Options	Weighted Average Exercise Price of Outstanding Options ($)	# of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (1)

Equity Compensation Plans Approved by Security Holders	3,089,229	$10.77	5,662,827 (2)

Equity Compensation Plans Not Approved by Security Holders	Nil	Nil	Nil

Total	3,089,229	$10.77	5,662,827 (2)

Notes:

(1)	Excluding securities reflected in the total number of securities to be issued upon exercise of outstanding options.

(2)	Representing 2.5% of the issued and outstanding Shares as of December 31, 2022.

ANNUAL BURN RATE

The annual burn rate for each security-based compensation arrangement for the three most recently completed fiscal years, expressed as a percentage, and calculated by dividing the number of awards granted under the arrangement during the applicable fiscal year by the weighted average number of Shares outstanding for the applicable fiscal year, is set forth in the following table:

Security-Based Compensation Arrangement	2022	2021	2020

Option Plan	0.000%	0.730%	0.936%

STOCK OPTION PLAN

The following outlines the Option Plan provisions:

Provision	Option Plan

Administration	The Board administers the Option Plan.

Eligible Participants	Officers and other key full-time employees. Non-employee directors are not eligible to participate.

Exercise Price	The exercise price is fixed by the Board at the time a grant of Options is approved and shall be equal to the FMV as of the date determined by the Board.

Vesting	Vesting provisions are as determined by the Board.

Granting and Exercising During a Blackout Period	If an expiry date of any Option falls within any blackout period, then the expiry date of such option is extended to the ten business days after the date that any blackout period ends.

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Provision	Option Plan

Change of Control	The unexercised Options will become vested in circumstances where the participant’s employment is terminated in connection with a Control Change (as defined in the Option Plan).

Assignment	Options may not be assigned but may be exercised by the legal representative or estate of the recipient.

Termination Provisions

When a participant ceases to be a director, officer, or full-time employee of Enerflex, that participant ceases to be entitled to receive Options and may only exercise vested Options within the time limits specified in the Option Plan.

Expiry	Options must be exercised no later than seven years from the date of the grant.

Recoupment	All grants of Options are subject to the Enerflex Clawback Policy.

Option Plan Limits

There is a fixed maximum of 8,752,056 Shares reserved for issuance under the Option Plan, representing 7.1% of the outstanding Shares as of December 31, 2022. As of December 31, 2022, the Company has 5,662,827 Options available for future grant, representing 4.6% of the outstanding Shares.

No one person is entitled to receive Options representing more than 5% of the currently outstanding Shares.

The aggregate number of Shares issued to insiders within a one-year period or issuable to insiders at any time shall not exceed 10% of the issued and outstanding Shares (insider participation limit).

Amendment Provisions

Shareholder approval is required for the following amendments: (i) any amendment to the amending provision; (ii) any increase in the maximum number of Shares issuable under the plan; (iii) any reduction in the Option price or extension in the period during which an Option may be exercised (including a cancellation and re-grant of an Option to achieve the foregoing, and a substitution of an Option with cash or other award the terms of which are more favorable to the recipient); (iv) any amendment to the definition of participant; (v) any amendment to the assignability of Options provision; and (vi) any amendment to remove or exceed the insider participation limit.

Subject to the above amendments that require Shareholder approval, the Board may amend the Option Plan or any Option granted thereunder for any other purpose (provided that any material, adverse amendment to an outstanding Option requires the consent of the holder), including for example: (i) to ensure compliance with applicable laws; (ii) amendments of a housekeeping nature; (iii) changing vesting provisions of the Option Plan or of any Option; (iv) changing the termination provisions of the Option Plan or any Option provided such amendment does not entail an extension beyond the originally scheduled expiry date; and (v) adding a cashless exercise feature.

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Provision	Option Plan

History and Amendments

The Option Plan was approved by the Shareholders on April 16, 2014. On December 6, 2017, the Board amended and restated the Option Plan to clarify the treatment of Options in the event that an EMT participant retires as a “good leaver”. The good leaver provision provides that if, before the expiry of an Option in accordance with the terms thereof, an EMT participant retires with Board approval in accordance with the Retirement Policy, unvested Options will fully vest by the second anniversary of the retirement date, subject to any conditions imposed by the Board in connection with the retirement, and are exercisable until the third anniversary of the retirement date, subject to any conditions imposed by the Board in connection with the retirement. On February 21, 2020, the Board further amended and restated the Option Plan to: (a) remove the 1% annual cap on Option grants; (b) make housekeeping changes to remove references to the legacy 2011 option plan (as there are no further Options outstanding under that plan) and to clarify the wording of the eligibility and amendment provisions (without amending the substance of those provisions); and (c) replenish and increase the fixed maximum number of Shares available for Options granted under the Option Plan (which increase was approved by the Shareholders on May 8, 2020).

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MISCELLANEOUS

INDEBTEDNESS OF DIRECTORS AND OFFICERS

Enerflex as a rule does not provide loans to its directors and officers and there were no such loans advanced or outstanding during the 2022 fiscal year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of any informed person (as defined in NI 51-102) of the Company, any proposed director of the Company or any associate or affiliate of any informed person or proposed director of the Company, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

Management of the Company is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any director or nominee director, senior officer, or anyone who has been a director or senior officer of the Company at any time since January 1, 2022, or of any associate or affiliate of any of the foregoing individuals, in any matter to be acted on at the Meeting, except as set forth in this Circular.

ADDITIONAL DISCLOSURE RELATING TO DIRECTORS

Other than as disclosed below, to the knowledge of the Company, no proposed director of Enerflex is, or within the ten years prior to the date of this Circular has been: (i) a director, chief executive officer, or chief financial officer of any company that was subject to a cease trade order or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer, or chief financial officer; (ii) a director, chief executive officer, or chief financial officer of any company that was subject to a cease trade order or similar order or an order that denied the company access to any exemptions under securities legislation for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer, or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer, or chief financial officer; or (iii) a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets.

To the knowledge of the Company, no proposed director has, within the ten years prior to the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold the assets of the proposed director.

On March 17, 2015, Mr. Dunn was a director of Quicksilver Resources Inc. (“Quicksilver”), when certain of its affiliates filed voluntary petitions for relief under Chapter 11 of title 11 of the United States Code in the United States Bankruptcy Court for the District of Delaware. A marketing and sale process to sell all or a portion of its U.S.A. and Canadian assets was initiated on September 17, 2015. On January 23, 2016,

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Quicksilver announced that BlueStone Natural Resources II LLC was the winning bidder in the sale process. On August 16, 2016, the court entered an Order confirming the First Amended Joint Chapter 11 Plan of Liquidation for Quicksilver and its Affiliated Debtors (the “Plan”). The effective date as defined in the Plan was August 31, 2016. The Plan called for the establishment of a Liquidation Trust on the effective date for the purposes of liquidating and administering the Liquidation Trust Assets and making distributions on account thereof. Quicksilver’s board of directors was dissolved, and its officers discharged on August 31, 2016.

To the knowledge of the Company, no proposed director of Enerflex has been subject to: (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

CURRENCY OF INFORMATION

Except where otherwise expressly noted, the information in this Circular is given as of March 10, 2023, and references in this Circular to “$” or “dollars” are to Canadian dollars unless otherwise stated.

ADDITIONAL INFORMATION

Additional information relating to the Company is available on SEDAR at www.sedar.com and on Edgar at www.sec.gov/edgar. Financial information about the Company is provided in the Company’s comparative Consolidated Annual Financial Statements and Management’s Discussion and Analysis for the Company’s financial year ended December 31, 2022, copies of which may be obtained under our electronic profile on SEDAR at www.sedar.com, on Edgar at www.sec.gov/edgar, or by writing to the Corporate Secretary of the Company at Suite 904, 1331 Macleod Trail SE, Calgary, Alberta, Canada T2G 0K3.

SHAREHOLDER PROPOSALS

Shareholder proposals must be submitted no later than February 1, 2024, to be considered for inclusion in next year’s Management Information Circular for the purposes of Enerflex’s Meeting of Shareholders to be held in 2024.

DIRECTORS’ APPROVAL

The Board of Directors of Enerflex has approved the contents and the sending of this Circular to the Shareholders.

Dated as of March 10, 2023.

[signed] “Marc Rossiter”

Marc Rossiter

President, Chief Executive Officer, and Director

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APPENDIX A – BOARD MANDATE

DUTIES OF DIRECTORS

INTRODUCTION

As prescribed by the articles of incorporation of Enerflex Ltd. (the “Corporation”), the board of directors of the Corporation (the “Board”) shall have a minimum of three and a maximum of twelve directors at any given time. At least a majority of the Board shall be independent (as defined by applicable legislation and the rules of any stock exchange on which securities of the Corporation are listed), and in any event management representation on the Board shall not exceed two members.

The Board operates by delegating certain of its authorities, including spending authorizations, to management and by reserving certain powers to itself. Management’s discharge of its responsibilities is subject to continuing oversight by the Board. Subject to the Articles and By-laws of the Corporation, the Board retains the responsibility for managing its own affairs, including planning its composition, selecting its Chair, nominating candidates for election to the Board, appointing committees and determining director compensation.

The Board is responsible under law to supervise the management of the business and affairs of the Corporation. Without limiting the generality of the foregoing, the Board’s principal duties fall into six categories.

1.	SELECTION OF MANAGEMENT

a)

The Board is responsible for the appointment and replacement of a Chief Executive Officer (“CEO”), for monitoring CEO performance, approving the corporate goals and objectives of the CEO, determining CEO compensation and benefits policies, and providing advice and counsel in the execution of the CEO’s duties.

b)	The Board is responsible for approving the appointment and remuneration policies of all executive officers, taking into consideration the recommendation of the CEO.

c)	The Board is responsible for oversight of management succession, including retirement and termination decisions regarding executive officers.

d)

The Board is responsible, to the extent feasible, for satisfying itself as to the integrity of the CEO and other senior officers and for ensuring that such persons create a culture of integrity throughout the Corporation.

2.	MONITORING AND ACTING

a)

The Board is responsible for approving annual capital and operating plans, monitoring the Corporation’s performance against these plans and revising and altering its direction through management in light of changing circumstances.

b)	The Board is responsible for taking action when performance falls short of its goal or when other special circumstances warrant (for example, mergers and acquisitions or changes in control).

c)	The Board is responsible for approving all major acquisitions, dispositions, investments, financings, and other significant matters outside the ordinary course, and for approving the

Corporation’s register of authorities delegated to various levels of management.

d)	The Board is responsible for approving the Corporation’s annual corporate donations budget.

e)	The Board is responsible for approving any payment of dividends to shareholders and other activities and transactions as specified by corporate law.

f)	The Board is responsible for approving the selection of the outside auditor for appointment by the shareholders.

g)

The Board monitors on a periodic, regular basis management’s identification and assessment of the principal business risks facing the Corporation and keeps informed of how these risks are being handled by management, including through the implementation of appropriate controls.

h)	The Board is responsible for overseeing the integrity of the Corporation’s internal control and management information systems.

3.	STRATEGY DETERMINATION

The Board is responsible for overseeing the development by management of the mission of the business, its objectives and goals, and the strategy by which it proposes to reach those goals.

4.	POLICIES AND PROCEDURES

a)	The Board is responsible for approving and monitoring compliance with all significant policies and procedures by which the Corporation is operated.

b)

The Board has a particular responsibility to oversee the Corporation’s compliance with applicable laws and regulations, and the operation of its business in accordance with appropriate ethical standards. To this end the Corporation has adopted a Code of Conduct (the “Code”) and oversees compliance with the Code.

c)	The Board is responsible for developing the Corporation’s approach to corporate governance, including developing a set of corporate governance principles and guidelines.

5.	REPORTING TO SHAREHOLDERS

a)	The Board is responsible for adopting a communication policy including overseeing financial reporting to shareholders, other security holders and regulators on a timely and regular basis.

b)	The Board is responsible for ensuring the timely reporting of any other developments that have a significant and material impact on the value of the Corporation.

c)	The Board is responsible for reporting annually to shareholders on its stewardship for the preceding year, as required by law.

d)

Shareholders are entitled to provide feedback to the Corporation and the Board through mail addressed to the Chair, at the Corporation’s head office, email through the Corporation’s website at www.enerflex.com or through the Corporation’s Compliance Hotline.

6.	LEGAL REQUIREMENTS

a)	The Board is responsible for overseeing compliance with legal requirements.

b)	Canadian law identifies the following as the standards for the proper discharge of the Board’s responsibilities.

i.	to manage the business and affairs of the Corporation.

ii.	to act honestly and in good faith with a view to the best interests of the Corporation.

iii.	to exercise the care, diligence and skill that reasonable prudent people would exercise in comparable circumstances.

iv.

to act in accordance with its obligations contained in the Canada Business Corporations Act and the regulations thereto, applicable securities laws, other relevant legislation and regulations, and the Corporation’s articles and by-laws.

c)	In particular, it should be noted that the following matters must be considered by the Board as a whole and may not be delegated to a Committee:

i.	any submission to the shareholders of a question or matter requiring the approval of the shareholders;

ii.	the filling of a vacancy among the directors or in the office of the auditor, or the appointment of additional directors;

iii.	the issuance of securities, including the issuance of any shares in one or more series;

iv.	the declaration of dividends;

v.	the purchase, redemption or any other form of acquisition of shares issued by the Corporation;

vi.	the payment of a commission to any person in consideration of the purchase or agreement to purchase shares of the Corporation from the Corporation;

vii.	the approval of management proxy circulars;

viii.	the approval of any take-over bid circular or directors’ circular;

ix.	the approval of the financial statements of the Corporation to be submitted to shareholders; and

x.	the adoption, amendment, or repeal of by-laws of the Corporation.

ADDITIONAL EXPECTATIONS OF BOARD MEMBERS

In addition to the responsibilities and duties described above, there are additional expectations of the Corporation’s Directors including the following:

1.	Board members are expected to maintain the highest personal and professional values, integrity and ethics. This shall include compliance with the Code and certification on an annual basis.

2.	Board members are expected to bring a probing and objective perspective to the Board and be prepared to challenge management.

3.

Board members are expected to attend all Board and Committee meetings (as applicable) and devote the necessary time and attention to Board matters. This includes the advance review of materials, adequate preparation for Board meetings and keeping informed about the Corporation’s business and relevant developments outside the Corporation that affect its business.

4.	Independent Board members are expected to sit on at least one Board Committee.

5.	Directors are expected to own shares in the Corporation in compliance with the Share Ownership Guidelines.

APPENDIX B – GLOSSARY

Unless the context requires, when used in this Circular, the following terms shall have the meanings set forth below:

“401(k) Plan” or “401(k)” means the matched savings plan for United States employees.

“Absolute EBIT” means EBIT expressed as a dollar value.

“AIF” means the Annual Information Form of the Company for the year ended December 31, 2022, dated March 1, 2023, and filed under the electronic profile of the Company on SEDAR at www.sedar.com.

“Amended By-Law No.3” means Enerflex’s Amended and Restated By-Law No.3, as amended and restated by the Board effective August 9, 2018.

“Articles” means Enerflex’s Restated Certificate and Articles of Incorporation dated May 3, 2019.

“Audit Committee” means the Audit Committee of the Board.

“Board of Directors” or “Board” means the Board of Directors of Enerflex, as it may be comprised from time to time.

“BSV” means Black-Scholes Value. Enerflex uses the Black-Scholes method of valuation to derive the fair value for the Option and PSE grants.

“Capital Employed” is debt plus equity less cash.

“CBCA” means the Canada Business Corporations Act, as amended from time-to-time.

“CEO” or “President and CEO” means President and Chief Executive Officer of Enerflex.

“CETO” means Chief Energy Transition Officer.

“CFO” means Chief Financial Officer.

“Circular” means this Management Information Circular of Enerflex dated March 10, 2023.

“DCP” means Defined Contribution Plan and collectively includes the DCPP for Canada employees and the 401(k)-matched savings plan for United States employees.

“DCPP” means Defined Contribution Pension Plan for Canada employees.

“DSUs” means Deferred Share Units - a notional unit with a value equal to a Share that can only be redeemed when the individual leaves the Company.

“DSU Plan” means the Deferred Share Unit Plan of the Company, as amended from time-to-time.

“EBIT” means Earnings Before Interest and Taxes for the trailing 12-month period.

“EBIT%” means EBIT divided by revenue and expressed as a percentage.

“EMT” means the Executive Management Team of Enerflex and includes the NEOs.

“Enerflex”, “Company”, “our” or “we” means Enerflex Ltd. and its subsidiaries, where applicable.

“ERM” means enterprise risk management.

“ESG” means environmental, social, and governance matters.

“ESPP” means the Employee Share Purchase Plan of the Company.

“EVP” means Executive Vice President.

“EVP and COO” means Executive Vice President and Chief Operating Officer of Enerflex.

“EY” means Ernst and Young LLP, Chartered Professional Accountants in Calgary, Alberta, Canada.

“FMV” means the Fair Market Value of Company Shares, being the volume weighted average of the price of a Share on the TSX for the five days immediately preceding the date of the grant and/or date of award and/or dividend payment date, or date disclosed, as applicable.

“GHG” means greenhouse gas.

“gEPS” means growth in earnings per share.

“HRC Committee” means the Human Resources and Compensation Committee of the Board.

“HSE” means health, safety, and environment.

“Hugessen” means Hugessen Consulting, an advisor to the HRC Committee and the NCG Committee.

“LTI Plans” or “LTIP” means the Long-Term Incentive Plans and includes the Option Plans, the DSU Plan, the RSU Plan, the PSE Plan, and the PSU Plan pursuant to which long-term incentives may be issued.

“Meeting” means the Annual Meeting of the holders of Shares to be held on May 2, 2023, and any adjournment(s) or postponement(s) thereof.

“Mercer” means Mercer (Canada) Limited, an advisor to the HRC Committee, and a wholly owned subsidiary of Marsh and McLennan Companies, Inc.

“NCG Committee” means the Nominating and Corporate Governance Committee of the Board.

“NEO” or “NEOs” means the Named Executive Officers of Enerflex.

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations, as amended from time-to-time.

“NI 52-110” means National Instrument 52-110 – Audit Committees, as amended from time-to-time.

“NI 54-101” means National Instrument 54-101 – Communications with Beneficial Owners of Securities of a Reporting Issuer, as amended from time-to-time.

“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices, as amended from time-to-time.

“NP 58-201” means National Policy 58-201 – Corporate Governance Guidelines, as amended from time-to-time.

“NYSE” means the New York Stock Exchange.

“Option Plan” means the Amended and Restated 2013 Stock Option Plan, as approved by Shareholders of the Company on April 16, 2014, amended and restated by the Board effective December 6, 2017, and further amended and restated by the Board on February 21, 2020, with the amendment to increase the total number of Shares reserved for issuance under the Option Plan approved by the Shareholders on May 8, 2020.

“Options” means the options to purchase Shares granted under the Option Plan.

“PSEs” means the Phantom Share Entitlements issued under the PSE Plan - a notional unit with a value equal to the FMV of a Share. PSEs represent the right only to receive a cash payment in accordance with the terms and conditions of the PSE Plan.

“PSE Plan” means the Amended and Restated Phantom Share Plan of the Company, as amended from time-to-time.

“PSUs” means the Performance Share Units issued under the PSU Plan - a notional unit with a value equal to the FMV of a Share. The value received is contingent upon meeting predetermined performance targets and the FMV at the time of payout.

“PSU Plan” means the Performance Share Unit Plan of the Company, as amended from time-to-time.

“Record Date” means March 17, 2023.

“Retirement Policy” means the retirement policy of the Company, as amended from time to time, which applies to all employees of the Company, including NEOs, and pursuant to which an employee is deemed eligible to retire based on a combination of age plus years of service.

“ROCE” means Return on Capital Employed and is a ratio used to measure operating performance and the efficiency of the Company’s capital allocation process. The ratio is calculated by taking EBIT for the 12-month trailing period divided by average capital employed for the trailing four quarters.

“RSUs” means the Restricted Share Units issued under the RSU Plan - a notional unit with a value equal to the FMV of a Share. The value received is contingent upon meeting vesting requirements and the FMV at the time of payout.

“RSU Plan” means the Restricted Share Unit Plan of the Company, as amended from time-to-time.

“SERP” means collectively, the U.S.A. and Canada Supplemental Employee Retirement Plans.

“Shareholders” means holders of Shares.

“Shares” means the Common Shares in the capital of the Company.

“Share Ownership Guidelines” has the meaning ascribed in the section entitled “Board of Director Compensation – Share Ownership Guidelines” and “Compensation Discussion and Analysis – Share Ownership Guidelines”.

“STI Plan” or “STIP” means the Short-Term Incentive Plan pursuant to which the Company may grant short-term variable pay based on the STIP payout calculation, as described in the section entitled “Short-Term Incentive Plan Payout Calculation”.

“SVP” means Senior Vice President.

“SVP, CFO” means Senior Vice President, Chief Financial Officer.

“SVP, General Counsel” means Senior Vice President, General Counsel.

“TRIR” means the Total Recordable Injury Rate calculated by multiplying the number of recordable injuries in a calendar year by 200,000 (100 employees working 2,000 hours per year) and dividing the value by the total hours worked in the year.

“TSR” means Total Shareholder Return.

“TSX” means the Toronto Stock Exchange.

“United States” or “U.S.A.” means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia.

ENERFLEX

HEAD OFFICE

Enerflex Ltd.
Suite 904, 1331 Macleod Trail SE
Calgary, AB, Canada T2G 0K3

1-403-387-6377
www.enerflex.com